UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 28, 2017

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Second Quarter 2017 Report of UBS Group AG, which appears immediately following this page.

Our financial results

Second quarter 2017  report

Corporate calendar UBS Group AG

1.	UBS Group
4	Recent developments
6	Group performance

2.	UBS business divisions and Corporate Center
18	Wealth Management
22	Wealth Management Americas
27	Personal & Corporate Banking
30	Asset Management
33	Investment Bank
37	Corporate Center

3.	Risk, treasury and capital management
47	Risk management and control
51	Balance sheet, liquidity and funding management
55	Capital management

4.	Consolidated financial statements
69	UBS Group AG interim consolidated financial statements (unaudited)
109	UBS AG interim consolidated financial information (unaudited)

5.	Significant regulated subsidiary and sub-group information
114	Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

Appendix

116	Abbreviations frequently used in our financial reports
118	Information sources
119	Cautionary statement

Publication of the third quarter 2017 report:                         Friday, 27 October 2017
Publication of the fourth quarter 2017 report:                      Tuesday, 23 January 2018
Publication of the Annual Report 2017:                               Friday, 9 March 2018
Publication of the first quarter 2018 report:                          Tuesday, 24 April 2018

Corporate calendar UBS AG*

Publication of the second quarter 2017 report:                     Thursday, 3 August 2017

* Publication dates of further quarterly and annual reports and results will be made available as part of the corporate calendar of UBS AG at www.ubs.com/investors

Contacts

Switchboards

For all general inquiries
www.ubs.com/contact

Zurich +41-44-234 1111
London +44-20-7568 0000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Investor Relations

UBS’s Investor Relations team supports
institutional, professional and retail
investors from our offices in Zurich,
London and New York.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Hotline Zurich +41-44-234 4100
Hotline New York +1-212-882 5734
Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports
global media and journalists from
our offices in Zurich, London, New York
and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5857
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives
inquiries on compensation and related
issues addressed to members of the
Board of Directors.

UBS Group AG, Office of the Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

Shareholder Services

UBS’s Shareholder Services team, a unit
of the Group Company Secretary Office,
is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652
Fax +41-44-235 8220

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 30170
College Station
TX 77842-3170, USA

Shareholder online inquiries:
https://www.us.computershare.com/ investor/Contact

Shareholder website:
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Calls from the US +1-866-305-9566
Calls from outside the US
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TDD for hearing impaired
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TDD for foreign shareholders
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Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2017. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Second quarter 2017  report

UBS Group key figures

	As of or for the quarter ended				As of or year-to-date
CHF million, except where indicated	30.6.17	31.3.17	31.12.16	30.6.16	30.6.17	30.6.16

Group results
Operating income	7,269	7,532	7,055	7,404	14,801	14,237
Operating expenses	5,767	5,842	6,308	5,915	11,609	11,770
Operating profit / (loss) before tax	1,502	1,690	746	1,489	3,192	2,467
Net profit / (loss) attributable to shareholders	1,174	1,269	636	1,034	2,443	1,741
Diluted earnings per share (CHF)¹	0.31	0.33	0.17	0.27	0.64	0.45

Key performance indicators²
Profitability
Return on tangible equity (%)	10.3	10.9	5.6	8.9	10.6	7.4
Cost / income ratio (%)	78.8	77.6	89.1	79.8	78.2	82.6
Growth
Net profit growth (%)	13.5	79.5	(33.0)	(14.5)	40.3	(45.4)
Net new money growth for combined wealth management businesses (%)	1.4	3.9	(1.1)	1.7	2.7	3.8
Resources
Common equity tier 1 capital ratio (fully applied, %)³	13.5	14.1	13.8	14.2	13.5	14.2
Going concern leverage ratio (fully applied, %)⁴	4.7	4.6	4.6		4.7

Additional information
Profitability
Return on equity (%)	8.9	9.5	4.8	7.7	9.2	6.4
Return on risk-weighted assets, gross (%)⁵	12.8	13.6	12.9	13.9	13.2	13.4
Return on leverage ratio denominator, gross (%)⁵	3.4	3.4	3.2	3.3	3.4	3.2
Resources
Total assets	890,831	909,608	935,016	989,397	890,831	989,397
Equity attributable to shareholders	51,744	53,661	53,621	52,876	51,744	52,876
Common equity tier 1 capital (fully applied)³	31,887	31,311	30,693	30,264	31,887	30,264
Common equity tier 1 capital (phase-in)³	35,243	34,841	37,788	37,064	35,243	37,064
Risk-weighted assets (fully applied)³	236,697	221,785	222,677	213,840	236,697	213,840
Common equity tier 1 capital ratio (phase-in, %)³	14.8	15.6	16.8	17.1	14.8	17.1
Going concern capital ratio (fully applied, %)⁴	17.2	18.2	17.9		17.2
Going concern capital ratio (phase-in, %)⁴	21.7	23.2	24.7		21.7
Gone concern loss-absorbing capacity ratio (fully applied, %)⁴	14.0	15.0	13.2		14.0
Leverage ratio denominator (fully applied)³	860,879	881,183	870,470	898,195	860,879	898,195
Common equity tier 1 leverage ratio (fully applied, %)³	3.7	3.6	3.5	3.4	3.7	3.4
Going concern leverage ratio (phase-in, %)⁴	6.0	5.8	6.4		6.0
Gone concern leverage ratio (fully applied, %)⁴	3.9	3.8	3.4		3.9
Liquidity coverage ratio (%)⁶	131	128	132	133	131	133
Other
Invested assets (CHF billion)⁷	2,922	2,934	2,821	2,677	2,922	2,677
Personnel (full-time equivalents)	59,470	59,416	59,387	60,093	59,470	60,093
Market capitalization⁸	62,553	61,736	61,420	48,398	62,553	48,398
Total book value per share (CHF)⁸	13.92	14.45	14.44	14.27	13.92	14.27
Tangible book value per share (CHF)⁸	12.25	12.71	12.68	12.54	12.25	12.54

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information.    2 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    3 Refer to the “Capital management” section of this report for more information.    4 Based on the revised Swiss SRB framework that became effective on 1 July 2016. Refer to the “Capital management” section of this report for more information.    5 Based on fully applied risk-weighted assets and leverage ratio denominator.    6 Refer to the “Balance sheet, liquidity and funding management” section of this report for more information.    7 Includes invested assets for Personal & Corporate Banking.    8 Refer to “UBS shares” in the “Capital management” section of this report for more information.

UBS Group

Management report

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,”                                  UBS Group AG and its consolidated subsidiaries
“Group,” “the Group,” “we,” “us” and “our”

“UBS AG consolidated”                                                                                       UBS AG and its consolidated subsidiaries

“UBS Group AG” and “UBS Group AG standalone”                                       UBS Group AG on a standalone basis

“UBS AG” and “UBS AG standalone”                                                               UBS AG on a standalone basis

“UBS Switzerland AG” and “UBS Switzerland AG standalone”                     UBS Switzerland AG on a standalone basis

“UBS Limited” and “UBS Limited standalone”                                                 UBS Limited on a standalone basis

“UBS Americas Holding LLC” and                                                                       UBS Americas Holding LLC and its
“UBS Americas Holding LLC consolidated”                                                       consolidated subsidiaries

Recent developments

Recent developments

Key accounting and financial reporting changes

Transfer of shared services functions to UBS Business Solutions AG

In the second quarter of 2017, we transferred shared services functions in Switzerland from UBS AG to UBS Business Solutions AG, our Group service company and a wholly owned subsidiary of UBS Group AG. The implementation of UBS Business Solutions AG, which is expected to enable us to maintain operational continuity of critical services if we become subject to recovery or resolution measures, represents an important step toward improved resolvability and is in line with global guidance defined by the Financial Stability Board.

Following the transfer, UBS Business Solutions AG charges other legal entities within the Group for services provided, including a markup on costs incurred. As with other transfers to our Group service company, this transfer to UBS Business Solutions AG has no effect on the reported results of our business divisions.

The transfer of shared services functions in Switzerland did not have a material effect on the UBS Group AG consolidated financial statements. However, this transfer of shared services within the Group resulted in a decrease in net profit for UBS AG consolidated of approximately CHF 50 million under International Financial Reporting Standards and a decrease in net profit for UBS AG standalone of approximately CHF 40 million under Swiss generally accepted accounting principles in the second quarter of 2017. The effect of the transfer on the risk-weighted assets and leverage ratio denominator of UBS AG consolidated and UBS AG standalone was not material.

We expect to complete the transfer of shared services functions in the UK in the fourth quarter of 2017.

Classification of financial assets containing prepayment features with negative compensation under IFRS 9, Financial Instruments

In April 2017, the International Accounting Standards Board (IASB) issued the Exposure Draft Prepayment Features with Negative Compensation, which proposed an amendment to IFRS 9, Financial Instruments that would allow amortized cost accounting for instruments that provide for two-way compensation if a prepayment occurs. These features are common in Swiss private mortgages and corporate loans.

In July 2017, the IASB approved the amendment, subject to some refinements, which allows UBS to continue measuring Swiss private mortgages and corporate loans at amortized cost upon adoption of IFRS 9 on 1 January 2018.

→   Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report and to the “Significant accounting and financial reporting changes” section of our Annual Report 2016 for more information

Regulatory and legal developments

Consultation on tax law amendments related to loss-absorbing instruments

The Swiss Federal Department of Finance has commenced a consultation period with respect to proposed amendments to the participation relief provisions under current Swiss tax law that, if enacted, would reduce the additional tax burden on debt issuances by bank top holding companies. The proposed tax law changes would permit systemically important banking groups, such as UBS, to issue debt directly from their holding companies, as is required under the international capital framework and the Swiss Capital Adequacy Ordinance, without incurring significant corporate tax disadvantages, as is the case today under Swiss tax law. The consultation period ends on 29 September 2017.

→   Refer to “The legal structure of UBS Group” section of our Annual Report 2016 for more information on future issuances of AT1 instruments and TLAC-eligible debt

Swiss corporate tax reform

Following the rejection of the Swiss corporate tax reform by popular referendum in February 2017, the Swiss Federal Council issued a revised proposal in June 2017. The new proposal has been modified in response to the referendum outcome, while maintaining the overall objective of the original reform proposals that seek to align the respective cantonal corporate tax regimes with international standards by, among other things, eliminating reduced holding company tax rates and other privileges. A consultation draft is expected to be issued by September 2017. The effect of the proposed reform on UBS will depend on the final form of the federal legislation and the cantonal implementation of the reforms.

Automatic exchange of information

In June 2017, the Swiss Federal Council adopted a proposal to extend the introduction of the automatic exchange of financial account information (AEI) to 41 additional states and territories, thereby covering most of the G20 and OECD member jurisdictions. Subject to approval by the Swiss Parliament, implementation is planned for 2018, with the first exchange of information expected in 2019 based on 2018 data. AEI between Switzerland and all EU member states and a number of other countries took effect on 1 January 2017, with the first exchange of information beginning in 2018 based on 2017 data. We have experienced outflows of cross-border client assets as a result of changes in local tax regimes or their enforcement.

Swiss Federal Council proposes introduction of gone concern requirements for domestically focused systemically important banks

In June 2017, the Swiss Federal Council concluded its biennial review of systemically important banks (SIBs) in Switzerland and indicated that the Swiss regulatory approach is suitable to reduce the risk of SIBs and is comparable to international standards. Nevertheless, the Federal Council proposed to introduce gone concern requirements for domestically focused systemically important banks. The gone concern requirements would be conceptually similar to those in effect since July 2016 for the two largest Swiss banks, including UBS. However, they would be limited to 40% of the going concern capital requirements, would be phased in over seven years and could be met by a cantonal guarantee or similar mechanism. The Federal Council instructed the Swiss Federal Department of Finance to prepare a consultation draft by the end of February 2018.

UK begins formal negotiations to withdraw from the EU

Formal negotiations between the UK and EU have commenced following the UK´s submission of its notice to leave the EU under Article 50 of the Treaty on European Union. The UK is expected to leave the EU in March 2019, subject to possible extension. Any future limitations on providing financial services from our UK operations into the EU that could arise following the UK´s exit from the EU may require us to implement potentially significant changes to our operations in the UK and to our legal entity structure.

European Market Infrastructure Regulation under review in the EU

The European Commission (EC) has presented two sets of targeted amendments to the European Market Infrastructure Regulation (EMIR), which regulates over-the-counter derivatives, central counterparties and trade repositories. In the first package, the proposed reforms aim to expand the definition of financial counterparty subject to clearing and margining obligations, revise the clearing threshold calculation, improve access to clearing services, simplify reporting obligations, improve the transparency and quality of trade repository data and harmonize risk mitigation techniques for non-cleared over-the-counter derivative contracts.

In the second package, the EC has proposed to tighten the supervision of central counterparties (CCPs) at the European level by granting enhanced powers to the European Securities and Markets Authority, the European Central Bank and the EC. Additionally, the EC proposes to classify non-EU CCPs according to their systemic importance and to calibrate rules accordingly. A limited number of non-EU CCPs may be deemed of such systemic importance that they would be required to establish themselves in the EU. The fragmentation of market liquidity that could result from potential relocations would likely increase clearing costs.

Both proposals are subject to change during the EU legislative procedure.

US Department of Labor fiduciary rule becomes effective

The US Department of Labor (DOL) fiduciary rule became effective on 9 June 2017. The rule remains under review by the DOL, and the effective dates of some requirements and conditions to exemptions have been deferred to January 2018. The rule significantly expands the circumstances that cause a person to become a fiduciary subject to the Employee Retirement Income Security Act of 1974 (ERISA) in relation to corporate and individual retirement plans. Wealth Management Americas has implemented changes to its compensation programs for financial advisors in relation to retirement plan accounts as well as to the product offerings for these plans. These changes are intended to comply with the rule while minimizing disruption to clients until all aspects of the rule become final. The effects of the DOL fiduciary rule on the financial performance of our business remain uncertain.

US regulatory reform

In the US, several initiatives have been launched with the aim to reduce the burden of some of the regulatory changes that were implemented following the financial crisis. These initiatives propose significant changes to a number of aspects of post-financial crisis regulation, including relaxation of prudential standards and enhanced capital requirements for small and medium-sized financial institutions, modification or repeal of resolution authority under Title II of the Dodd-Frank Act, modification or repeal of the Volcker Rule, consideration of or providing for an exclusion from enhanced prudential standards for firms that elect and meet a leverage ratio-based test, modification of the authorities of the Financial Stability Oversight Council and the Consumer Financial Protection Bureau, and changes to numerous other aspects of financial services regulation. There are significant differences among the various proposals. It is unclear which, if any, of these initiatives will be enacted and what effects any such changes would have on UBS or its competitive position.

Launch of the FX Global Code

In May 2017, the FX Global Code was officially launched. The Global Code was developed by a partnership between central banks and market participants from 16 jurisdictions. It is intended to provide a common set of guidelines to promote the integrity and effective functioning of the wholesale foreign exchange market. The Global Code does not impose legal or regulatory obligations, nor is it a substitute for existing regulation. UBS endorses the publication of the FX Global Code. We have strongly supported the initiative and have been actively involved in the development of the FX Global Code.

Group performance

Group performance

Income statement
	For the quarter ended			% change from		Year-to-date
CHF million	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16
Net interest income	1,417	1,696	1,164	(16)	22	3,113	2,876
Credit loss (expense) / recovery	(46)	0	(7)		557	(46)	(9)
Net interest income after credit loss expense	1,371	1,696	1,158	(19)	18	3,067	2,867
Net fee and commission income	4,295	4,353	4,087	(1)	5	8,648	8,180
Net trading income	1,456	1,440	1,891	1	(23)	2,896	2,904
Other income	147	43	269	242	(45)	190	286
Total operating income	7,269	7,532	7,404	(3)	(2)	14,801	14,237
of which: net interest and trading income	2,873	3,136	3,055	(8)	(6)	6,009	5,780
Personnel expenses	4,014	4,060	3,985	(1)	1	8,074	7,910
General and administrative expenses	1,488	1,506	1,666	(1)	(11)	2,994	3,330
Depreciation and impairment of property, equipment and software	249	255	240	(2)	4	505	483
Amortization and impairment of intangible assets	16	21	24	(24)	(33)	37	47
Total operating expenses	5,767	5,842	5,915	(1)	(3)	11,609	11,770
Operating profit / (loss) before tax	1,502	1,690	1,489	(11)	1	3,192	2,467
Tax expense / (benefit)	327	375	376	(13)	(13)	701	646
Net profit / (loss)	1,175	1,315	1,113	(11)	6	2,490	1,820
Net profit / (loss) attributable to non-controlling interests	1	47	79	(98)	(99)	47	79
Net profit / (loss) attributable to shareholders	1,174	1,269	1,034	(7)	14	2,443	1,741

Comprehensive income
Total comprehensive income	103	666	1,558	(85)	(93)	769	1,907
Total comprehensive income attributable to non-controlling interests	14	47	407	(70)	(97)	61	357
Total comprehensive income attributable to shareholders	89	620	1,151	(86)	(92)	708	1,550

Performance by business division and Corporate Center unit – reported and adjusted¹˒²
	For the quarter ended 30.6.17
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,882	2,077	935	479	2,026	(20)	(94)	(16)	7,269
of which: gain on sale of financial assets available for sale⁴					107				107
of which: net foreign currency translation losses⁵							(22)		(22)
Operating income (adjusted)	1,882	2,077	935	479	1,919	(20)	(72)	(16)	7,184

Operating expenses as reported	1,300	1,780	579	369	1,575	117	10	37	5,767
of which: personnel-related restructuring expenses⁶	14	0	2	3	4	93	1	0	117
of which: non-personnel-related restructuring expenses⁶	16	0	0	6	3	115	0	0	141
of which: restructuring expenses allocated from CC Services⁶	79	25	21	15	67	(209)	0	2	0
Operating expenses (adjusted)	1,191	1,755	556	346	1,500	117	9	35	5,509
of which: expenses for provisions for litigation, regulatory and similar matters	1	41	0	1	0	0	0	(34)	9

Operating profit / (loss) before tax as reported	582	297	356	110	451	(137)	(104)	(53)	1,502
Operating profit / (loss) before tax (adjusted)	691	322	379	133	419	(137)	(81)	(51)	1,675

	For the quarter ended 31.3.17
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,929	2,051	958	450	2,098	(18)	65	0	7,532
Operating income (adjusted)	1,929	2,051	958	450	2,098	(18)	65	0	7,532

Operating expenses as reported	1,290	1,749	540	347	1,619	204	2	93	5,842
of which: personnel-related restructuring expenses⁶	1	0	2	2	18	92	0	0	116
of which: non-personnel-related restructuring expenses⁶	11	0	0	5	2	110	(1)	0	127
of which: restructuring expenses allocated from CC Services⁶	76	22	17	13	57	(188)	0	2	0
Operating expenses (adjusted)	1,202	1,727	521	327	1,541	189	2	91	5,598
of which: expenses for provisions for litigation, regulatory and similar matters	3	33	0	0	0	(4)	0	1	33

Operating profit / (loss) before tax as reported	639	301	418	103	480	(222)	63	(93)	1,690
Operating profit / (loss) before tax (adjusted)	727	323	437	123	558	(207)	63	(91)	1,934

Group performance

Performance by business division and Corporate Center unit – reported and adjusted (continued)¹˒²
	For the quarter ended 30.6.16
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	1,815	1,879	1,085	483	2,000	78	45	19	7,404
of which: gain on sale of financial assets available for sale⁴	21		102						123
of which: gains on sales of real estate						120			120
of which: net foreign currency translation losses⁵							(26)		(26)
of which: losses on sales of subsidiaries and businesses	(23)								(23)
Operating income (adjusted)	1,817	1,879	983	483	2,000	(42)	71	19	7,210

Operating expenses as reported	1,297	1,643	551	369	1,716	190	2	148	5,915
of which: personnel-related restructuring expenses⁶	7	5	1	4	37	139	0	0	192
of which: non-personnel-related restructuring expenses⁶	6	0	0	6	4	168	0	0	185
of which: restructuring expenses allocated from CC Services⁶	73	33	30	24	122	(287)	0	5	0
Operating expenses (adjusted)	1,211	1,605	520	335	1,553	170	2	143	5,538
of which: expenses for provisions for litigation, regulatory and similar matters	9	16	0	(5)	26	2	0	23	72

Operating profit / (loss) before tax as reported	518	237	534	114	284	(113)	44	(129)	1,489
Operating profit / (loss) before tax (adjusted)	606	275	463	148	447	(213)	70	(124)	1,672

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 Corporate Center  Services operating expenses presented in this table are after service allocations to business divisions and other Corporate Center units.    4 Reflects a gain on sale of our remaining investment in IHS Markit in the Investment Bank in the second quarter of 2017 and a gain on sale of our investment in Visa Europe in Wealth Management and Personal & Corporate Banking in the second quarter of 2016.    5 Related to the disposal of foreign subsidiaries and branches.    6 Refer to “Note 16 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for more information.

Performance by business division and Corporate Center unit – reported and adjusted¹˒²
	Year-to-date 30.6.17
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	3,810	4,128	1,893	929	4,124	(37)	(30)	(16)	14,801
of which: gain on sale of financial assets available for sale⁴					107				107
of which: net foreign currency translation losses⁵							(22)		(22)
Operating income (adjusted)	3,810	4,128	1,893	929	4,017	(37)	(8)	(16)	14,716

Operating expenses as reported	2,590	3,529	1,119	716	3,194	321	12	129	11,609
of which: personnel-related restructuring expenses⁶	15	0	4	5	22	186	1	0	233
of which: non-personnel-related restructuring expenses⁶	27	0	0	11	6	225	0	0	269
of which: restructuring expenses allocated from CC Services⁶	155	47	38	28	124	(396)	1	4	0
Operating expenses (adjusted)	2,393	3,482	1,077	673	3,042	307	11	125	11,107
of which: expenses for provisions for litigation, regulatory and similar matters	4	74	0	1	0	(3)	0	(33)	42

Operating profit / (loss) before tax as reported	1,221	599	774	213	931	(358)	(41)	(146)	3,192
Operating profit / (loss) before tax (adjusted)	1,418	646	816	256	976	(344)	(18)	(142)	3,609

	Year-to-date 30.6.16
CHF million	Wealth Manage- ment	Wealth Manage- ment Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services³	CC – Group ALM	CC – Non- core and Legacy Portfolio	UBS
Operating income as reported	3,700	3,769	2,048	951	3,879	23	(104)	(29)	14,237
of which: gain on sale of financial assets available for sale⁴	21		102						123
of which: gains on sales of real estate						120			120
of which: net foreign currency translation losses⁵							(149)		(149)
of which: losses on sales of subsidiaries and businesses	(23)								(23)
Operating income (adjusted)	3,702	3,769	1,946	951	3,879	(97)	45	(29)	14,166

Operating expenses as reported	2,624	3,320	1,115	747	3,342	338	0	283	11,770
of which: personnel-related restructuring expenses⁶	9	5	1	5	54	245	0	1	320
of which: non-personnel-related restructuring expenses⁶	20	0	0	8	6	287	0	0	322
of which: restructuring expenses allocated from CC Services⁶	135	66	54	41	220	(520)	0	6	0
Operating expenses (adjusted)	2,459	3,249	1,060	693	3,062	325	0	277	11,128
of which: expenses for provisions for litigation, regulatory and similar matters	9	34	(1)	(5)	26	2	0	46	111

Operating profit / (loss) before tax as reported	1,076	448	933	204	537	(315)	(104)	(312)	2,467
Operating profit / (loss) before tax (adjusted)	1,243	519	886	258	817	(422)	45	(306)	3,038

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 Corporate Center  Services operating expenses presented in this table are after service allocations to business divisions and other Corporate Center units.    4 Reflects a gain on sale of our remaining investment in IHS Markit in the Investment Bank in the second quarter of 2017 and a gain on sale of our investment in Visa Europe in Wealth Management and Personal & Corporate Banking in the second quarter of 2016.    5 Related to the disposal of foreign subsidiaries and branches.    6 Refer to “Note 16 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for more information.

Group performance

Results: 2Q17 vs 2Q16

Profit before tax increased by CHF 13 million or 1% to CHF 1,502 million, driven by a reduction in operating expenses, largely offset by lower operating income. Operating income decreased by CHF 135 million or 2%, mainly reflecting a CHF 182 million decrease in combined net interest and trading income and CHF 122 million lower other income, partly offset by CHF 208 million higher net fee and commission income. Operating expenses decreased by CHF 148 million or 3%, primarily driven by CHF 178 million lower general and administrative expenses, partly offset by a CHF 29 million increase in personnel expenses.

In addition to reporting our results in accordance with International Financial Reporting Standards (IFRS), we report adjusted results that exclude items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by US Securities and Exchange Commission (SEC) regulations. For the purpose of determining adjusted results for the second quarter of 2017, we excluded a gain of
CHF 107 million on sale of financial assets available for sale, net foreign currency translation losses of CHF 22 million and net restructuring expenses of CHF 258 million. For the second quarter of 2016, we excluded a gain of CHF 123 million on sale of financial assets available for sale, gains on sales of real estate of CHF 120 million, net foreign currency translation losses of CHF 26 million, losses on sales of subsidiaries and businesses of CHF 23 million and net restructuring expenses of CHF 377 million.

On this adjusted basis, profit before tax for the second quarter of 2017 was broadly unchanged at CHF 1,675 million.

Operating income: 2Q17 vs 2Q16

Total operating income was CHF 7,269 million compared with CHF 7,404 million. On an adjusted basis, total operating income decreased by CHF 26 million to CHF 7,184 million, mainly reflecting a decrease of CHF 182 million in combined net interest and trading income and CHF 39 million higher net credit loss expenses, largely offset by a CHF 208 million increase in net fee and commission income.

Net interest and trading income
	For the quarter ended			% change from		Year-to-date
CHF million	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16

Net interest and trading income
Net interest income	1,417	1,696	1,164	(16)	22	3,113	2,876
Net trading income	1,456	1,440	1,891	1	(23)	2,896	2,904
Total net interest and trading income	2,873	3,136	3,055	(8)	(6)	6,009	5,780
Wealth Management	752	747	736	1	2	1,499	1,486
Wealth Management Americas	504	505	446	0	13	1,009	885
Personal & Corporate Banking	616	598	643	3	(4)	1,213	1,286
Asset Management	(5)	(6)	(1)	(17)	400	(11)	(9)
Investment Bank	1,071	1,214	1,171	(12)	(9)	2,284	2,192
of which: Corporate Client Solutions	263	247	251	6	5	510	371
of which: Investor Client Services	808	967	920	(16)	(12)	1,775	1,820
Corporate Center	(65)	79	61			15	(59)
of which: Services	0	1	(13)	(100)	(100)	0	(22)
of which: Group ALM	(56)	86	58			30	(10)
of which: Non-core and Legacy Portfolio	(8)	(7)	16	14		(15)	(27)
Total net interest and trading income	2,873	3,136	3,055	(8)	(6)	6,009	5,780

Net interest and trading income

Total combined net interest and trading income decreased by CHF 182 million to CHF 2,873 million, mainly due to lower net interest and trading income in the Investment Bank and in Corporate Center – Group Asset and Liability Management (Group ALM), partly offset by an increase in net interest income in Wealth Management Americas.

In Wealth Management, net interest income decreased by CHF 14 million to CHF 568 million, as higher deposit revenues, driven by higher short-term US dollar interest rates, were more than offset by a decrease in treasury-related income from Group ALM, reflecting higher funding costs for long-term debt that contributes to total loss-absorbing capacity (TLAC) and lower banking book interest income. Net trading income increased by CHF 31 million to CHF 184 million, mainly due to increased client activity, most notably in Asia Pacific.

In Wealth Management Americas, net interest income increased by CHF 70 million to CHF 418 million, driven by higher short-term US dollar interest rates and by growth in loan balances. This was partly offset by a CHF 12 million decrease in net trading income.

In Personal & Corporate Banking, net interest income decreased by CHF 33 million to CHF 525 million, mainly as a result of lower treasury-related income from Group ALM, reflecting higher funding costs for long-term debt that contributes to TLAC and lower banking book interest income. This was partly offset by a CHF 5 million increase in net trading income.

In the Investment Bank, net interest and trading income declined by CHF 100 million, largely due to a CHF 161 million decrease in Foreign Exchange, Rates and Credit, mainly reflecting lower client activity and low market volatility levels compared with a strong prior-year quarter. This was partly offset by an increase of CHF 50 million in Equities, primarily due to higher revenues in Derivatives.

In Corporate Center, net interest and trading income decreased by CHF 126 million, mainly in Group ALM, primarily reflecting a negative effect from accounting asymmetries related to economic hedges.

Net fee and commission income

Net fee and commission income was CHF 4,295 million compared with CHF 4,087 million.

Portfolio management and advisory fees increased by CHF 139 million to CHF 2,107 million, primarily in Wealth Management Americas, mainly due to increased invested assets in managed accounts.

Equity underwriting fees increased by CHF 87 million to CHF 224 million, mainly in the Investment Bank, reflecting higher revenues from private transactions as well as from public offerings.

→   Refer to “Note 3 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information

Group performance

Credit loss (expense) / recovery
	For the quarter ended			% change from		Year-to-date
CHF million	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16
Wealth Management	0	(1)	(1)	(100)	(100)	(1)	(1)
Wealth Management Americas	0	(1)	(1)	(100)	(100)	(1)	(2)
Personal & Corporate Banking	(28)	7	2			(21)	2
Investment Bank	(6)	(6)	(6)	0	0	(12)	(5)
Corporate Center	(11)	0	0			(11)	(3)
of which: Non-core and Legacy Portfolio	(11)	0	0			(11)	(3)
Total	(46)	0	(7)		557	(46)	(9)

Credit loss expense / recovery

Total net credit loss expenses were CHF 46 million compared with CHF 7 million, mainly reflecting higher expenses in Personal & Corporate Banking, driven by a small number of newly impaired corporate client positions across a range of sectors.

→   Refer to the “Risk management and control” section of this report for more information on credit risk

Other income

Other income was CHF 147 million compared with CHF 269 million. The second quarter of 2017 included a gain of CHF 107 million on the sale of our remaining investment in IHS Markit and net foreign currency translation losses of CHF 22 million. The prior-year quarter included a gain of CHF 123 million on the sale of our investment in Visa Europe, gains on sales of real estate of CHF 120 million, net foreign currency translation losses of CHF 26 million and losses on sales of subsidiaries and businesses of CHF 23 million. Excluding these items, adjusted other income decreased by CHF 13 million.

→   Refer to “Note 4 Other income” in the “Consolidated financial statements” section of this report for more information

Operating expenses
	For the quarter ended			% change from		Year-to-date
CHF million	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16

Operating expenses as reported
Personnel expenses	4,014	4,060	3,985	(1)	1	8,074	7,910
General and administrative expenses	1,488	1,506	1,666	(1)	(11)	2,994	3,330
Depreciation and impairment of property, equipment and software	249	255	240	(2)	4	505	483
Amortization and impairment of intangible assets	16	21	24	(24)	(33)	37	47
Total operating expenses as reported	5,767	5,842	5,915	(1)	(3)	11,609	11,770

Adjusting items¹
Personnel expenses	117	116	192			233	320
General and administrative expenses	141	124	185			264	322
Depreciation and impairment of property, equipment and software	0	4	0			4	0
Amortization and impairment of intangible assets	0	0	0			0	0
Total adjusting items	258	244	377			502	642

Operating expenses (adjusted)²
Personnel expenses	3,897	3,944	3,793	(1)	3	7,841	7,590
of which: salaries and variable compensation	2,319	2,340	2,330	(1)	0	4,659	4,575
of which: Wealth Management Americas Financial advisor compensation³	992	987	911	1	9	1,979	1,820
of which: other personnel expenses⁴	586	617	552	(5)	6	1,203	1,194
General and administrative expenses	1,347	1,382	1,481	(3)	(9)	2,730	3,008
of which: expenses for provisions for litigation, regulatory and similar matters	9	33	72	(73)	(88)	42	111
of which: other general and administrative expenses	1,338	1,349	1,409	(1)	(5)	2,688	2,897
Depreciation and impairment of property, equipment and software	249	251	240	(1)	4	501	483
Amortization and impairment of intangible assets	16	21	24	(24)	(33)	37	47
Total operating expenses (adjusted)	5,509	5,598	5,538	(2)	(1)	11,107	11,128

1 Consists of restructuring expenses. Refer to “Note 16 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for more information.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    4 Consists of expenses related to contractors, social security, pension and other post-employment benefit plans and other personnel expenses. Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of this report for more information.

Operating expenses: 2Q17 vs 2Q16

Total operating expenses decreased by CHF 148 million or 3% to CHF 5,767 million. Excluding net restructuring expenses of CHF 258 million compared with CHF 377 million, adjusted total operating expenses decreased by CHF 29 million or 1% to CHF 5,509 million.

→   Refer to “Note 16 Changes in organization and disposals” in the “Consolidated financial statements” section of this report for more information on restructuring expenses

Personnel expenses

Personnel expenses increased by CHF 29 million to CHF 4,014 million on a reported basis and by CHF 104 million to CHF 3,897 million on an adjusted basis.

Financial advisor compensation in Wealth Management Americas increased by CHF 81 million, reflecting higher compensable revenue and changes to their grid-based compensation, partly offset by lower expenses for compensation commitments with recruited financial advisors.

Adjusted other personnel expenses increased by CHF 34 million, largely due to higher social security costs.

Adjusted expenses for salaries and variable compensation decreased by CHF 11 million, mainly reflecting lower salary expenses, partly offset by higher expenses for variable compensation.

→   Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of this report for more information

General and administrative expenses

General and administrative expenses decreased by CHF 178 million to CHF 1,488 million on a reported basis and by CHF 134 million to CHF 1,347 million on an adjusted basis. The decrease in adjusted expenses was mainly driven by CHF 63 million lower net expenses for provisions for litigation, regulatory and similar matters and a CHF 53 million decrease in professional fees. In addition, the second quarter of 2017 included a UK bank levy credit of CHF 46 million related to prior years.

We believe that the industry continues to operate in an environment in which expenses associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters. The outcome of many of these matters, the timing of a resolution and the potential effects of resolutions on our future business, financial results or financial condition are extremely difficult to predict.

→   Refer to “Note 6 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 14 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report and to “Material legal and regulatory risks arise in the conduct of our business” in the “Risk factors” section of our Annual Report 2016 for more information on litigation, regulatory and similar matters

Depreciation, impairment and amortization

Depreciation and impairment of property, equipment and software was CHF 249 million compared with CHF 240 million, mainly reflecting higher depreciation expenses related to leasehold improvements and internally generated capitalized software.

Tax: 2Q17 vs 2Q16

We recognized an income tax expense of CHF 327 million for the second quarter of 2017 compared with an income tax expense of CHF 376 million for the second quarter of 2016.

The current tax expense was CHF 194 million compared with CHF 227 million, approximately half of which was attributable to UBS Switzerland AG in both periods.

The deferred tax expense was CHF 133 million compared with CHF 149 million, both mainly relating to the amortization of deferred tax assets previously recognized in relation to Swiss tax losses carried forward and deductible temporary differences to reflect their offset against profits for the quarter.

We currently expect the full-year 2017 tax rate, excluding any effects from reassessment of deferred tax assets expected during the second half of the year as part of our annual business planning process, to be marginally higher than the year-to-date effective tax rate of 22%. This also excludes any impact of US corporate tax reform or other statutory tax rate changes that could be enacted during the year.

→   Refer to “Note 7 Income taxes” in the “Consolidated financial statements” section of this report for more information

Group performance

Total comprehensive income attributable to shareholders: 2Q17 vs 2Q16

Total comprehensive income attributable to shareholders was CHF 89 million compared with CHF 1,151 million. Net profit attributable to shareholders was CHF 1,174 million compared with CHF 1,034 million, while other comprehensive income (OCI) attributable to shareholders was negative CHF 1,086 million compared with positive CHF 117 million.

In the second quarter of 2017, foreign currency translation OCI was negative CHF 971 million, primarily resulting from the 4% weakening of the US dollar against the Swiss franc. OCI related to foreign currency translation was positive CHF 334 million in the same quarter last year.

OCI associated with financial assets classified as available for sale was negative CHF 115 million compared with negative CHF 39 million and mainly reflected the reclassification of net gains from OCI to the income statement, predominantly due to the sale of our remaining investment in IHS Markit.

OCI related to own credit on financial liabilities designated at fair value was negative CHF 73 million compared with negative CHF 157 million and mainly reflected tightening credit spreads.

OCI related to cash flow hedges was negative CHF 35 million, mainly reflecting a decrease in unrealized gains on hedging derivatives resulting from increases in long-term interest rates. In the second quarter of 2016, OCI related to cash flow hedges was positive CHF 181 million.

Defined benefit plan OCI was positive CHF 108 million compared with negative CHF 202 million. We recorded net pre-tax OCI gains of CHF 130 million related to our non-Swiss pension plans and net pre-tax OCI losses related to the Swiss pension plan of CHF 23 million.

→   Refer to the “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 26 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2016 for more information on other comprehensive income related to defined benefit plans

Sensitivity to interest rate movements

As of 30 June 2017, we estimate that a parallel shift in yield curves by +100 basis points could lead to a combined increase in annual net interest income of approximately CHF 0.7 billion in Wealth Management, Wealth Management Americas and Personal & Corporate Banking. Of this increase, approximately CHF 0.3 billion would result from changes in US dollar interest rates.

The immediate effect on shareholders’ equity of such a shift in yield curves would be a decrease of approximately CHF 1.5 billion recognized in OCI, of which approximately CHF 1.3 billion would result from changes in US dollar interest rates. Since the majority of this effect on shareholders’ equity is related to cash flow hedge OCI, which is not recognized for the purposes of calculating regulatory capital, the immediate effect on regulatory capital would be an increase of approximately CHF 0.3 billion, primarily related to the estimated effect on pension fund assets and liabilities.

The aforementioned estimates are based on an immediate increase in interest rates, equal across all currencies and relative to implied forward rates applied to our banking book and financial assets available for sale. These estimates further assume no change to balance sheet size and structure, constant foreign exchange rates and no specific management action.

Net profit attributable to non-controlling interests:
2Q17 vs 2Q16

Net profit attributable to non-controlling interests was CHF 1 million compared with CHF 79 million. For the remainder of 2017, we currently expect to attribute approximately CHF 25 million to non-controlling interests, all in the fourth quarter. From 2018, we expect net profit attributable to non-controlling interests to be less than CHF 10 million per year.

Key figures and personnel

Return on tangible equity: 2Q17 vs 2Q16

The annualized return on tangible equity (RoTE) was 10.3% compared with 8.9%. On an adjusted basis, the annualized RoTE was 11.4% compared with 10.1%.

Cost / income ratio: 2Q17 vs 2Q16

The cost / income ratio was 78.8% compared with 79.8%. On an adjusted basis, the cost / income ratio was 76.2% compared with 76.7%.

Common equity tier 1 capital ratio: 2Q17 vs 1Q17

Our fully applied common equity tier 1 (CET1) capital ratio decreased 0.6 percentage points to 13.5% as of 30 June 2017, reflecting an increase in risk-weighted assets (RWA) of CHF 15 billion, partly offset by a CHF 0.6 billion increase in CET1 capital.

→   Refer to the “Capital management” section of this report for more information

Risk-weighted assets: 2Q17 vs 1Q17

During the second quarter of 2017, our fully applied RWA increased by CHF 15 billion to CHF 237 billion. Credit risk RWA increased by CHF 10 billion, primarily due to methodology, policy changes and model updates of CHF 14 billion, partly offset by a reduction in regulatory add-ons of CHF 2 billion. Market risk RWA increased by CHF 4 billion, primarily reflecting asset size and other movements.

→   Refer to the “Capital management” section of this report for more information

Going concern leverage ratio: 2Q17 vs 1Q17

Our fully applied going concern leverage ratio increased 0.1 percentage points to 4.7%, reflecting a decrease of CHF 20 billion in the leverage ratio denominator (LRD) and an increase of CHF 0.4 billion in going concern capital.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator: 2Q17 vs 1Q17

During the second quarter of 2017, our fully applied LRD decreased by CHF 20 billion to CHF 861 billion, mainly reflecting currency effects of CHF 16 billion, asset size and other movements of CHF 3 billion and incremental netting and collateral mitigation of CHF 2 billion.

→   Refer to the “Capital management” section of this report for more information

Net new money and invested assets

Management’s discussion and analysis of net new money and invested assets is provided in the “UBS business divisions and Corporate Center” section of this report.

Return on equity
	As of or for the quarter ended			As of or year-to-date
CHF million, except where indicated	30.6.17	31.3.17	30.6.16	30.6.17	30.6.16

Net profit
Net profit attributable to shareholders	1,174	1,269	1,034	2,443	1,741
Amortization and impairment of intangible assets	16	21	24	37	47
Pre-tax adjusting items¹˒²	173	244	183	417	571
Tax effect on adjusting items³	(38)	(54)	(40)	(92)	(126)
Adjusted net profit attributable to shareholders	1,325	1,480	1,201	2,805	2,233
of which: deferred tax (expense) / benefit	(133)	(131)	(149)	(264)	(242)
Adjusted net profit attributable to shareholders excluding deferred tax expense / benefit	1,458	1,611	1,350	3,069	2,475

Equity
Equity attributable to shareholders	51,744	53,661	52,876	51,744	52,876
Less: goodwill and intangible assets	6,226	6,458	6,402	6,226	6,402
Tangible equity attributable to shareholders	45,518	47,203	46,474	45,518	46,474
Less: deferred tax assets not eligible as CET1 capital⁴	9,319	9,926	9,637	9,319	9,637
Tangible equity attributable to shareholders excluding deferred tax assets	36,199	37,277	36,837	36,199	36,837

Return on equity
Return on equity (%)	8.9	9.5	7.7	9.2	6.4
Return on tangible equity (%)	10.3	10.9	8.9	10.6	7.4
Adjusted return on tangible equity (%)¹	11.4	12.6	10.1	12.0	9.3
Adjusted return on tangible equity excluding deferred tax assets (%)¹	15.9	17.4	14.3	16.6	12.9

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Refer to the “Performance by business division and Corporate Center unit – reported and adjusted” table in this section for more information.    3 Generally reflects an indicative tax rate of 22% on pre-tax adjusting items.    4 Deferred tax assets that do not qualify as CET1 capital, reflecting deferred tax assets recognized for tax loss carry-forwards of CHF 8,207 million as of 30 June 2017 (31 March 2017: CHF 8,417 million; 30 June 2016: CHF 7,699 million) as well as deferred tax assets on temporary differences, excess over threshold of CHF 1,112 million as of 30 June 2017 (31 March 2017: CHF 1,509 million; 30 June 2016: CHF 1,938 million), in accordance with fully applied Swiss SRB rules. Refer to the “Capital management” section of this report for more information.

Group performance

Net new money¹
	For the quarter ended			Year-to-date
CHF billion	30.6.17	31.3.17	30.6.16	30.6.17	30.6.16
Wealth Management	13.7	18.6	6.0	32.3	21.5
Wealth Management Americas	(6.2)	1.9	2.3	(4.3)	15.9
Asset Management	10.7	22.9	(7.7)	33.6	(10.6)
of which: excluding money market flows	10.2	19.7	(8.8)	29.9	(14.7)
of which: money market flows	0.5	3.2	1.1	3.7	4.1
1 Net new money excludes interest and dividend income.

Invested assets
	As of			% change from
CHF billion	30.6.17	31.3.17	30.6.16	31.3.17	30.6.16
Wealth Management	1,039	1,023	935	2	11
Wealth Management Americas	1,122	1,155	1,053	(3)	7
Asset Management	703	697	633	1	11
of which: excluding money market funds	636	628	572	1	11
of which: money market funds	67	69	61	(3)	10

Personnel: 2Q17 vs 1Q17

We employed 59,470 personnel as of 30 June 2017, a net increase of 54 compared with 31 March 2017. Corporate Center – Services personnel increased by 363, primarily due to higher staffing levels for strategic and regulatory initiatives. Wealth Management personnel decreased by 108, primarily as a result of cost reduction programs. In addition, Investment Bank personnel and Personal & Corporate Banking personnel decreased by 103 and 60, respectively.

Results: 6M17 vs 6M16

Profit before tax increased by CHF 725 million or 29% to CHF 3,192 million. Operating income increased by CHF 564 million or 4%, mainly reflecting CHF 468 million higher net fee and commission income and a CHF 229 million increase in combined net interest and trading income. Operating expenses decreased by CHF 161 million or 1%, largely driven by CHF 336 million lower general and administrative expenses.

On an adjusted basis, profit before tax increased by CHF 571 million or 19%, driven by higher operating income.

Adjusted operating income increased by CHF 550 million or 4%, mainly reflecting CHF 468 million higher net fee and commission income, primarily due to CHF 213 million higher underwriting fees, largely in the Investment Bank, and a CHF 211 million increase in portfolio management and advisory fees, mainly in Wealth Management Americas. Furthermore, combined net interest and trading income increased by CHF 229 million, primarily in Wealth Management Americas and in the Investment Bank, partly offset by a decrease in Personal & Corporate Banking. This was partly offset by a CHF 110 million decrease in adjusted other income, mainly due to lower gains on sales of financial assets available for sale.

Adjusted operating expenses decreased by CHF 21 million, primarily as the first six months of 2017 included a CHF 71 million UK bank levy credit related to prior years, CHF 69 million lower net expenses for provisions for litigation, regulatory and similar matters and a CHF 67 million decrease in professional fees. This was largely offset by a CHF 159 million increase in financial advisor compensation in Wealth Management Americas and higher expenses for variable compensation.

Outlook

Improved investor sentiment and enhanced confidence have translated into improvements in wealth management client activity levels. However, the persistence of low volatility levels and seasonality factors may continue to affect overall client activity. In addition, while we expect the global economic recovery to strengthen, geopolitical tensions and macroeconomic uncertainty still pose risks to client sentiment. Low and negative interest rates, particularly in Switzerland and the eurozone, put pressure on net interest margins, which may be partially offset by the effect of a further normalization of US monetary policy. Implementing Switzerland’s new bank capital standards and further changes to national and international regulatory frameworks for banks will result in increased capital requirements, interest and operating costs. UBS is well positioned to mitigate these challenges and benefit from further improvements in market conditions.

UBS business
divisions
and Corporate
Center

 Management report

Wealth Management

Wealth Management

Wealth Management¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16

Results
Net interest income	568	559	582	2	(2)	1,127	1,162
Recurring net fee income²	890	885	883	1	1	1,775	1,784
Transaction-based income³	416	479	347	(13)	20	895	749
Other income	7	6	4	17	75	13	7
Income	1,882	1,929	1,817	(2)	4	3,811	3,702
Credit loss (expense) / recovery	0	(1)	(1)	(100)	(100)	(1)	(1)
Total operating income	1,882	1,929	1,815	(2)	4	3,810	3,700
Personnel expenses	598	596	590	0	1	1,194	1,205
General and administrative expenses	126	131	140	(4)	(10)	257	268
Services (to) / from Corporate Center and other business divisions	574	562	565	2	2	1,136	1,148
of which: services from CC – Services	556	536	545	4	2	1,091	1,107
Depreciation and impairment of property, equipment and software	1	0	0			1	1
Amortization and impairment of intangible assets	1	1	1	0	0	2	2
Total operating expenses	1,300	1,290	1,297	1	0	2,590	2,624
Business division operating profit / (loss) before tax	582	639	518	(9)	12	1,221	1,076

Adjusted results⁴
Total operating income as reported	1,882	1,929	1,815	(2)	4	3,810	3,700
of which: gain / (loss) on sales of subsidiaries and businesses			(23)				(23)
of which: gain on sale of financial assets available for sale⁵			21				21
Total operating income (adjusted)	1,882	1,929	1,817	(2)	4	3,810	3,702
Total operating expenses as reported	1,300	1,290	1,297	1	0	2,590	2,624
of which: personnel-related restructuring expenses	14	1	7			15	9
of which: non-personnel-related restructuring expenses	16	11	6			27	20
of which: restructuring expenses allocated from CC – Services	79	76	73			155	135
Total operating expenses (adjusted)	1,191	1,202	1,211	(1)	(2)	2,393	2,459
Business division operating profit / (loss) before tax as reported	582	639	518	(9)	12	1,221	1,076
Business division operating profit / (loss) before tax (adjusted)	691	727	606	(5)	14	1,418	1,243

Key performance indicators⁶
Pre-tax profit growth (%)	12.4	14.7	(31.5)			13.5	(37.0)
Cost / income ratio (%)	69.1	66.9	71.4			68.0	70.9
Net new money growth (%)	5.4	7.6	2.6			6.6	4.5
Gross margin on invested assets (bps)	73	77	78	(5)	(6)	75	79
Net margin on invested assets (bps)	23	26	22	(12)	5	24	23

Adjusted key performance indicators⁴˒⁶
Pre-tax profit growth (%)	14.0	14.3	(21.2)			14.1	(23.5)
Cost / income ratio (%)	63.3	62.3	66.6			62.8	66.4
Net new money growth (%)	5.4	7.6	2.6			6.6	4.5
Gross margin on invested assets (bps)	73	77	78	(5)	(6)	75	79
Net margin on invested assets (bps)	27	29	26	(7)	4	28	27

Wealth Management (continued)¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16

Additional information
Recurring income⁷	1,458	1,444	1,465	1	0	2,903	2,946
Recurring income as a percentage of income (%)	77.5	74.9	80.6			76.2	79.6
Average attributed equity (CHF billion)⁸	6.1	6.0	3.5	2	74	6.0	3.5
Return on attributed equity (%)⁸	38.2	42.8	59.2			40.4	61.5
Return on attributed tangible equity (%)⁸	48.8	55.2				51.9
Risk-weighted assets (CHF billion)⁸	29.9	28.7	26.0	4	15	29.9	26.0
of which: held by Wealth Management (CHF billion)	28.5	27.4	26.0	4	10	28.5	26.0
of which: held by CC – Group ALM on behalf of Wealth Management (CHF billion)⁹	1.4	1.3		8		1.4
Leverage ratio denominator (CHF billion)⁸	170.4	166.2	119.4	3	43	170.4	119.4
of which: held by Wealth Management (CHF billion)	119.3	116.9	119.4	2	0	119.3	119.4
of which: held by CC – Group ALM on behalf of Wealth Management (CHF billion)⁹	51.2	49.4		4		51.2
Goodwill and intangible assets (CHF billion)	1.3	1.3	1.3	0	0	1.3	1.3
Net new money (CHF billion)	13.7	18.6	6.0			32.3	21.5
Invested assets (CHF billion)	1,039	1,023	935	2	11	1,039	935
Client assets (CHF billion)	1,214	1,202	1,105	1	10	1,214	1,105
Loans, gross (CHF billion)	106.7	104.3	102.8	2	4	106.7	102.8
Due to customers (CHF billion)	191.6	193.6	187.0	(1)	2	191.6	187.0
Personnel (full-time equivalents)	9,552	9,660	10,135	(1)	(6)	9,552	10,135
Client advisors (full-time equivalents)	3,783	3,850	3,949	(2)	(4)	3,783	3,949

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with net trading income.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Reflects a gain on the sale of our investment in Visa Europe.    6 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    7 Recurring income consists of net interest income and recurring net fee income.    8 Refer to the “Capital management” section of this report for more information.    9 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.

Regional breakdown of key figures¹
As of or for the quarter ended 30.6.17	Europe	Asia Pacific	Switzerland	Emerging markets	Total	of which: ultra high net worth	of which: Global Family Office²
Net new money (CHF billion)	0.6	9.6	1.6	1.9	13.7	11.8	1.6
Net new money growth (%)	0.6	12.3	3.4	5.0	5.4	8.1	6.4
Invested assets (CHF billion)³	372	319	192	154	1,037	599	103
Client advisors (full-time equivalents)³	1,273	1,008	739	654	3,674	806⁴

1 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    2 Joint venture between Wealth Management and the Investment Bank. Global Family Office is reported as a sub-segment of ultra high net worth and is included in the ultra high net worth figures.    3 Based on the Wealth Management business area structure and excluding minor functions with 109 client advisors and CHF 2 billion of invested assets in the second quarter of 2017.    4 Represents client advisors who exclusively serve ultra high net worth clients. In addition to these, other client advisors may also serve certain ultra high net worth clients, but not exclusively.

Wealth Management

Results: 2Q17 vs 2Q16

Profit before tax increased by CHF 64 million or 12% to CHF 582 million and adjusted profit before tax increased by CHF 85 million or 14% to CHF 691 million, mainly reflecting higher operating income.

Operating income

Total operating income increased by CHF 67 million or 4% to CHF 1,882 million. The second quarter of 2016 included a loss on the sale of a subsidiary of CHF 23 million and a gain of CHF 21 million on the sale of our investment in Visa Europe. Excluding these items, adjusted operating income increased by CHF 65 million or 4%, mainly due to higher transaction-based income.

Net interest income decreased by CHF 14 million to CHF 568 million, primarily due to lower treasury-related income from Corporate Center – Group Asset and Liability Management (Group ALM), reflecting higher funding costs for long-term debt that contributes to total loss-absorbing capacity and lower banking book interest income. This was partly offset by higher deposit revenues, primarily reflecting higher short-term US dollar interest rates.

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of this report for more information

Recurring net fee income increased by CHF 7 million to CHF 890 million due to higher average invested assets, increases in discretionary and advisory mandate penetration and pricing measures. These factors were partly offset by the effects of cross-border outflows and shifts into retrocession-free products, as well as our exit from the Australian domestic business.

Transaction-based income increased by CHF 69 million to CHF 416 million, across most products, mainly due to increased client activity, most notably in Asia Pacific.

Operating expenses

Total operating expenses increased slightly to CHF 1,300  million, while adjusted operating expenses decreased by CHF 20 million or 2% to CHF 1,191 million. Personnel expenses increased by CHF 8 million to CHF 598 million, while adjusted personnel expenses were broadly unchanged at CHF 584 million. General and administrative expenses decreased by CHF 14 million to CHF 126 million and decreased by CHF 24 million to CHF 110 million on an adjusted basis, mainly due to lower professional fees and reduced net expenses for provisions for litigation, regulatory and similar matters. Net expenses for services from Corporate Center and other business divisions increased by CHF 9 million to CHF 574 million and increased by CHF 3 million to CHF 495 million on an adjusted basis.

Net new money: 2Q17 vs 2Q16

Net new money was CHF 13.7 billion compared with CHF 6.0 billion, resulting in an annualized net new money growth rate of 5.4% compared with 2.6%. Cross-border-related net outflows were CHF 1.9 billion and Europe, emerging markets and Switzerland experienced combined outflows of CHF 5.3 billion following the introduction of fees for large euro-denominated deposits. Net new money from ultra high net worth clients was CHF 11.8 billion compared with CHF 4.8 billion. Net new money in Asia Pacific was also notably strong in the quarter.

Invested assets: 2Q17 vs 1Q17

Invested assets increased by CHF 16 billion to CHF 1,039 billion, mainly due to positive market performance of CHF 20 billion and net new money of CHF 14 billion, partly offset by negative foreign currency translation effects of CHF 18 billion, mainly driven by the weakening of the US dollar against the Swiss franc. Discretionary and advisory mandate penetration increased to 28.5% from 27.8%.

Results: 6M17 vs 6M16

Profit before tax increased by CHF 145 million or 13% to CHF 1,221 million and adjusted profit before tax increased by CHF 175 million or 14% to CHF 1,418 million, mainly reflecting higher operating income.

Total operating income increased by CHF 110 million or 3% to CHF 3,810 million. Excluding the aforementioned loss on the sale of a subsidiary and the gain on the sale of our investment in Visa Europe, adjusted operating income increased by CHF 108 million or 3%, mainly due to higher transaction-based income.

Net interest income decreased by CHF 35 million to CHF 1,127 million, mainly due to lower treasury-related income from Corporate Center – Group ALM, partly offset by higher deposit revenues, primarily reflecting higher short-term US dollar interest rates.

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of this report for more information

Recurring net fee income decreased by CHF 9 million to CHF 1,775 million. Increases in average invested asset levels and discretionary and advisory mandate penetration were more than offset by the effects of cross-border outflows, shifts into retrocession-free products and our exit from the Australian domestic business.

Transaction-based income increased by CHF 146 million to CHF 895 million, across most products, mainly due to increased client activity, most notably in Asia Pacific.

Total operating expenses decreased by CHF 34 million or 1% to CHF 2,590 million and adjusted operating expenses decreased by CHF 66 million or 3% to CHF 2,393 million. Personnel expenses decreased by CHF 11 million to CHF 1,194 million and decreased by CHF 17 million to CHF 1,179 million on an adjusted basis, driven by a decrease in staff levels reflecting our cost reduction programs, partly offset by higher variable compensation expenses. General and administrative expenses decreased by CHF 11 million to CHF 257 million and decreased by CHF 18 million to CHF 230 million on an adjusted basis, mainly due to lower costs for travel and entertainment and IT outsourcing services. Net expenses for services from other business divisions and Corporate Center decreased by CHF 12 million to CHF 1,136 million and adjusted net expenses for services decreased by CHF 32 million to CHF 981 million. This decrease was driven by lower net expenses from Group Technology, Group Communications and Branding and Group Risk Control, partly offset by higher costs related to strategic and regulatory initiatives.

Wealth Management Americas

Wealth Management Americas

Wealth Management Americas – in US dollars¹
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16

Results
Net interest income	429	410	357	5	20	838	708
Recurring net fee income²	1,308	1,244	1,191	5	10	2,552	2,372
Transaction-based income³	390	396	369	(2)	6	786	730
Other income	7	5	8	40	(13)	11	14
Income	2,133	2,054	1,924	4	11	4,187	3,825
Credit loss (expense) / recovery	0	(1)	(1)	(100)	(100)	(1)	(2)
Total operating income	2,132	2,053	1,924	4	11	4,186	3,823
Personnel expenses	1,316	1,284	1,224	2	8	2,600	2,432
Financial advisor compensation⁴	830	791	724	5	15	1,621	1,439
Compensation commitments with recruited financial advisors⁵	189	197	209	(4)	(10)	386	408
Salaries and other personnel costs	298	296	291	1	2	593	586
General and administrative expenses	183	144	137	27	34	327	282
Services (to) / from Corporate Center and other business divisions	319	312	307	2	4	630	628
of which: services from CC – Services	312	308	304	1	3	620	620
Depreciation and impairment of property, equipment and software	1	1	0	0		1	1
Amortization and impairment of intangible assets	10	11	14	(9)	(29)	21	27
Total operating expenses	1,828	1,751	1,682	4	9	3,579	3,369
Business division operating profit / (loss) before tax	304	302	242	1	26	606	453

Adjusted results⁶
Total operating income as reported	2,132	2,053	1,924	4	11	4,186	3,823
Total operating income (adjusted)	2,132	2,053	1,924	4	11	4,186	3,823
Total operating expenses as reported	1,828	1,751	1,682	4	9	3,579	3,369
of which: personnel-related restructuring expenses	0	0	5			0	5
of which: non-personnel-related restructuring expenses	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services	26	22	33			47	67
Total operating expenses (adjusted)	1,802	1,729	1,643	4	10	3,531	3,297
Business division operating profit / (loss) before tax as reported	304	302	242	1	26	606	453
Business division operating profit / (loss) before tax (adjusted)	330	324	281	2	17	654	525

Key performance indicators⁷
Pre-tax profit growth (%)	25.6	42.5	18.0			33.8	(4.2)
Cost / income ratio (%)	85.7	85.2	87.4			85.5	88.1
Net new money growth (%)	(2.2)	0.7	0.9			(0.8)	3.1
Gross margin on invested assets (bps)	73	73	72	0	1	73	73
Net margin on invested assets (bps)	10	11	9	(9)	11	11	9

Adjusted key performance indicators⁶˒⁷
Pre-tax profit growth (%)	17.4	32.2	21.6			24.6	0.2
Cost / income ratio (%)	84.5	84.2	85.4			84.3	86.2
Net new money growth (%)	(2.2)	0.7	0.9			(0.8)	3.1
Gross margin on invested assets (bps)	73	73	72	0	1	73	73
Net margin on invested assets (bps)	11	11	11	0	0	11	10

Wealth Management Americas – in US dollars (continued)¹
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16

Additional information
Recurring income⁸	1,737	1,654	1,547	5	12	3,390	3,080
Recurring income as a percentage of income (%)	81.4	80.5	80.4			81.0	80.5
Average attributed equity (USD billion)⁹	6.8	6.7	2.6	1	162	6.8	2.6
Return on attributed equity (%)⁹	18.0	17.9	37.2			18.0	35.5
Return on attributed tangible equity (%)⁹	40.5	40.8				40.6
Risk-weighted assets (USD billion)⁹	26.1	25.0	23.2	4	13	26.1	23.2
of which: held by Wealth Management Americas (USD billion)	25.2	24.0	23.2	5	9	25.2	23.2
of which: held by CC – Group ALM on behalf of Wealth Management Americas (USD billion)¹⁰	1.0	1.0		0		1.0
Leverage ratio denominator (USD billion)⁹	85.4	91.2	65.2	(6)	31	85.4	65.2
of which: held by Wealth Management Americas (USD billion)	69.4	67.7	65.2	3	6	69.4	65.2
of which: held by CC – Group ALM on behalf of Wealth Management Americas (USD billion)¹⁰	16.0	23.4		(32)		16.0
Goodwill and intangible assets (USD billion)	3.6	3.6	3.7	0	(3)	3.6	3.7
Net new money (USD billion)	(6.4)	1.9	2.4			(4.4)	15.9
Net new money including interest and dividend income (USD billion)¹¹	0.5	7.8	8.4			8.2	27.5
Invested assets (USD billion)	1,169	1,153	1,077	1	9	1,169	1,077
Client assets (USD billion)	1,215	1,198	1,127	1	8	1,215	1,127
Loans, gross (USD billion)	53.0	51.5	50.1	3	6	53.0	50.1
Due to customers (USD billion)	74.9	85.4	84.9	(12)	(12)	74.9	84.9
Recruitment loans to financial advisors	2,754	2,946	3,234	(7)	(15)	2,754	3,234
Other loans to financial advisors	581	565	501	3	16	581	501
Personnel (full-time equivalents)	13,518	13,544	13,643	0	(1)	13,518	13,643
Financial advisors (full-time equivalents)	6,915	6,969	7,116	(1)	(3)	6,915	7,116

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with net trading income.    4 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables.    5 Compensation commitments with recruited financial advisors represent expenses related to compensation commitments granted to financial advisors at the time of recruitment that are subject to vesting requirements.    6 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    7 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    8 Recurring income consists of net interest income and recurring net fee income.    9 Refer to the “Capital management” section of this report for more information.    10 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.    11 Presented in line with historical reporting practice in the US market.

Wealth Management Americas

Results: 2Q17 vs 2Q16

Profit before tax increased by USD 62 million or 26% to USD 304 million and adjusted profit before tax increased by USD 49 million or 17% to USD 330 million, driven by higher operating income, partly offset by higher operating expenses.

Operating income

Total operating income increased by USD 208 million or 11% to USD 2,132 million, mainly reflecting higher recurring net fee income and net interest income.

Net interest income increased by USD 72 million to USD 429 million, mainly due to higher short-term US dollar interest rates as well as growth in loan balances. The average mortgage portfolio balance increased 19% and the average securities-backed lending portfolio balance increased 2%.

Recurring net fee income increased by USD 117 million to USD 1,308 million, mainly due to increased invested assets in managed accounts.

Transaction-based income increased by USD 21 million to USD 390 million due to higher client activity.

Operating expenses

Total operating expenses increased by USD 146 million or 9% to USD 1,828 million and adjusted operating expenses increased by USD 159 million or 10% to USD 1,802 million.

Personnel expenses increased by USD 92 million to USD 1,316 million and increased by USD 97 million on an adjusted basis, mainly due to USD 106 million higher financial advisor compensation, reflecting higher compensable revenues and changes to their grid-based compensation, partly offset by lower expenses for compensation commitments with recruited financial advisors.

General and administrative expenses increased by USD 46 million to USD 183 million, mainly due to USD 26 million higher net expenses for provisions for litigation, regulatory and similar matters, increased legal fees and higher expenses for travel and entertainment.

Net expenses for services from Corporate Center and other business divisions increased by USD 12 million to USD 319 million and increased by USD 19 million to USD 293 million on an adjusted basis, mainly reflecting higher costs related to strategic and regulatory initiatives and Group Technology.

Net new money: 2Q17 vs 2Q16

Net new money outflows were USD 6.4 billion in the second quarter of 2017, mainly reflecting net outflows related to financial advisor attrition and net outflows from financial advisors employed by UBS for more than one year. These outflows included seasonal income tax payments of approximately USD 3.3 billion compared with USD 3.1 billion in the second quarter of 2016. In the same quarter last year, net new money was USD 2.4 billion, predominantly related to inflows from net recruiting. The annualized net new money growth rate was negative 2.2% compared with positive 0.9%.

Invested assets: 2Q17 vs 1Q17

Invested assets increased by USD 16 billion to USD 1,169 billion, reflecting positive market performance of USD 22 billion, partly offset by net new money outflows of USD 6 billion. Discretionary and advisory mandate penetration increased to 35.8% from 35.2%.

Results: 6M17 vs 6M16

Profit before tax increased by USD 153 million or 34% to USD 606 million and adjusted profit before tax increased by USD 129 million or 25% to USD 654 million, driven by higher operating income, partly offset by higher operating expenses.

Total operating income increased by USD 363 million or 9% to USD 4,186 million. Net interest income increased by USD 130 million to USD 838 million, reflecting higher US short-term interest rates as well as growth in loan balances. Recurring net fee income increased by USD 180 million to USD 2,552 million, mainly due to higher managed account fees on increased invested assets. Transaction-based income increased by USD 56 million to USD 786 million, reflecting higher client activity.

Total operating expenses increased by USD 210 million or 6% to USD 3,579 million and adjusted operating expenses increased by USD 234 million or 7% to USD 3,531 million. Personnel expenses increased by USD 168 million to USD 2,600 million and increased by USD 173 million on an adjusted basis, mainly due to USD 182 million higher financial advisor compensation, reflecting higher compensable revenues and changes to their grid-based compensation, as well as higher salaries and other personnel costs, partly offset by lower expenses for compensation commitments. General and administrative expenses increased by USD 45 million to USD 327 million, mainly due to USD 41 million higher net expenses for provisions for litigation, regulatory and similar matters. Net expenses for services from Corporate Center and other business divisions increased by USD 2 million to USD 630 million and increased by USD 22 million to USD 583 million on an adjusted basis, mainly reflecting higher costs related to strategic and regulatory initiatives and Group Technology.

Wealth Management Americas – in Swiss francs¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16

Results
Net interest income	418	409	348	2	20	827	698
Recurring net fee income²	1,274	1,242	1,163	3	10	2,516	2,339
Transaction-based income³	379	396	360	(4)	5	775	720
Other income	6	5	8	20	(25)	11	14
Income	2,078	2,051	1,880	1	11	4,129	3,771
Credit loss (expense) / recovery	0	(1)	(1)	(100)	(100)	(1)	(2)
Total operating income	2,077	2,051	1,879	1	11	4,128	3,769
Personnel expenses	1,282	1,283	1,195	0	7	2,565	2,398
Financial advisor compensation⁴	808	790	707	2	14	1,599	1,418
Compensation commitments with recruited financial advisors⁵	184	197	204	(7)	(10)	381	402
Salaries and other personnel costs	290	295	284	(2)	2	585	577
General and administrative expenses	178	144	134	24	33	321	277
Services (to) / from Corporate Center and other business divisions	310	311	300	0	3	622	618
of which: services from CC – Services	304	308	297	(1)	2	612	611
Depreciation and impairment of property, equipment and software	1	1	0	0		1	1
Amortization and impairment of intangible assets	10	11	13	(9)	(23)	20	26
Total operating expenses	1,780	1,749	1,643	2	8	3,529	3,320
Business division operating profit / (loss) before tax	297	301	237	(1)	25	599	448

Adjusted results⁶
Total operating income as reported	2,077	2,051	1,879	1	11	4,128	3,769
Total operating income (adjusted)	2,077	2,051	1,879	1	11	4,128	3,769
Total operating expenses as reported	1,780	1,749	1,643	2	8	3,529	3,320
of which: personnel-related restructuring expenses	0	0	5			0	5
of which: non-personnel-related restructuring expenses	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services	25	22	33			47	66
Total operating expenses (adjusted)	1,755	1,727	1,605	2	9	3,482	3,249
Business division operating profit / (loss) before tax as reported	297	301	237	(1)	25	599	448
Business division operating profit / (loss) before tax (adjusted)	322	323	275	0	17	646	519

Key performance indicators⁷
Pre-tax profit growth (%)	25.3	42.7	24.1			33.7	0.7
Cost / income ratio (%)	85.7	85.3	87.4			85.5	88.0
Net new money growth (%)	(2.1)	0.7	0.9			(0.8)	3.1
Gross margin on invested assets (bps)	73	72	73	1	0	72	73
Net margin on invested assets (bps)	10	11	9	(9)	11	11	9

Adjusted key performance indicators⁶˒⁷
Pre-tax profit growth (%)	17.1	32.4	27.9			24.5	5.3
Cost / income ratio (%)	84.5	84.2	85.4			84.3	86.2
Net new money growth (%)	(2.1)	0.7	0.9			(0.8)	3.1
Gross margin on invested assets (bps)	73	72	73	1	0	72	73
Net margin on invested assets (bps)	11	11	11	0	0	11	10

Wealth Management Americas

Wealth Management Americas – in Swiss francs (continued)¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16

Additional information
Recurring income⁸	1,692	1,651	1,512	2	12	3,343	3,037
Recurring income as a percentage of income (%)	81.4	80.5	80.4			81.0	80.5
Average attributed equity (CHF billion)⁹	6.6	6.7	2.5	(1)	164	6.7	2.5
Return on attributed equity (%)⁹	18.0	17.9	37.9			18.0	35.8
Return on attributed tangible equity (%)⁹	40.5	40.7				40.6
Risk-weighted assets (CHF billion)⁹	25.1	25.1	22.6	0	11	25.1	22.6
of which: held by Wealth Management Americas (CHF billion)	24.2	24.1	22.6	0	7	24.2	22.6
of which: held by CC – Group ALM on behalf of Wealth Management Americas (CHF billion)¹⁰	0.9	1.0		(10)		0.9
Leverage ratio denominator (CHF billion)⁹	81.9	91.3	63.7	(10)	29	81.9	63.7
of which: held by Wealth Management Americas (CHF billion)	66.6	67.9	63.7	(2)	5	66.6	63.7
of which: held by CC – Group ALM on behalf of Wealth Management Americas (CHF billion)¹⁰	15.3	23.5		(35)		15.3
Goodwill and intangible assets (CHF billion)	3.5	3.7	3.6	(5)	(3)	3.5	3.6
Net new money (CHF billion)	(6.2)	1.9	2.3			(4.3)	15.9
Net new money including interest and dividend income (CHF billion)¹¹	0.5	7.8	8.2			8.2	27.3
Invested assets (CHF billion)	1,122	1,155	1,053	(3)	7	1,122	1,053
Client assets (CHF billion)	1,166	1,201	1,101	(3)	6	1,166	1,101
Loans, gross (CHF billion)	50.9	51.6	48.9	(1)	4	50.9	48.9
Due to customers (CHF billion)	71.8	85.6	83.0	(16)	(13)	71.8	83.0
Recruitment loans to financial advisors	2,643	2,952	3,161	(10)	(16)	2,643	3,161
Other loans to financial advisors	557	566	490	(2)	14	557	490
Personnel (full-time equivalents)	13,518	13,544	13,643	0	(1)	13,518	13,643
Financial advisors (full-time equivalents)	6,915	6,969	7,116	(1)	(3)	6,915	7,116

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with net trading income.    4 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables.    5 Compensation commitments with recruited financial advisors represent expenses related to compensation commitments granted to financial advisors at the time of recruitment that are subject to vesting requirements.    6 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    7 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    8 Recurring income consists of net interest income and recurring net fee income.    9 Refer to the “Capital management” section of this report for more information.    10 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center − Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.    11 Presented in line with historical reporting practice in the US market.

Personal & Corporate Banking

Personal & Corporate Banking¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16

Results
Net interest income	525	514	558	2	(6)	1,038	1,117
Recurring net fee income²	151	139	140	9	8	290	279
Transaction-based income³	272	262	254	4	7	534	498
Other income	16	36	131	(56)	(88)	52	151
Income	963	951	1,083	1	(11)	1,914	2,046
Credit loss (expense) / recovery	(28)	7	2			(21)	2
Total operating income	935	958	1,085	(2)	(14)	1,893	2,048
Personnel expenses	225	213	212	6	6	437	425
General and administrative expenses	75	59	60	27	25	134	121
Services (to) / from Corporate Center and other business divisions	277	265	274	5	1	542	561
of which: services from CC – Services	294	292	298	1	(1)	587	609
Depreciation and impairment of property, equipment and software	3	3	4	0	(25)	6	8
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses	579	540	551	7	5	1,119	1,115
Business division operating profit / (loss) before tax	356	418	534	(15)	(33)	774	933

Adjusted results⁴
Total operating income as reported	935	958	1,085	(2)	(14)	1,893	2,048
of which: gain on sale of financial assets available for sale⁵			102				102
Total operating income (adjusted)	935	958	983	(2)	(5)	1,893	1,946
Total operating expenses as reported	579	540	551	7	5	1,119	1,115
of which: personnel-related restructuring expenses	2	2	1			4	1
of which: non-personnel-related restructuring expenses	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services	21	17	30			38	54
Total operating expenses (adjusted)	556	521	520	7	7	1,077	1,060
Business division operating profit / (loss) before tax as reported	356	418	534	(15)	(33)	774	933
Business division operating profit / (loss) before tax (adjusted)	379	437	463	(13)	(18)	816	886

Key performance indicators⁶
Pre-tax profit growth (%)	(33.3)	4.8	34.5			(17.0)	13.2
Cost / income ratio (%)	60.1	56.8	50.9			58.5	54.5
Net interest margin (bps)	157	154	165	2	(5)	155	165
Net new business volume growth for personal banking (%)	4.5	6.7	3.0			5.6	3.9

Adjusted key performance indicators⁴˒⁶
Pre-tax profit growth (%)	(18.1)	3.6	11.8			(7.9)	3.4
Cost / income ratio (%)	57.7	54.8	53.0			56.3	54.5
Net interest margin (bps)	157	154	165	2	(5)	155	165
Net new business volume growth for personal banking (%)	4.5	6.7	3.0			5.6	3.9

Personal & Corporate Banking

Personal & Corporate Banking (continued)¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16

Additional information
Average attributed equity (CHF billion)⁷	6.1	6.0	4.0	2	53	6.1	4.1
Return on attributed equity (%)⁷	23.4	27.7	53.4			25.6	46.1
Return on attributed tangible equity (%)⁷	23.4	27.7				25.6
Risk-weighted assets (CHF billion)⁷	47.9	45.5	36.9	5	30	47.9	36.9
of which: held by Personal & Corporate Banking (CHF billion)	46.9	44.4	36.9	6	27	46.9	36.9
of which: held by CC – Group ALM on behalf of Personal & Corporate Banking (CHF billion)⁸	1.1	1.1		0		1.1
Leverage ratio denominator (CHF billion)⁷	188.7	192.1	152.8	(2)	23	188.7	152.8
of which: held by Personal & Corporate Banking (CHF billion)	149.5	151.0	152.8	(1)	(2)	149.5	152.8
of which: held by CC – Group ALM on behalf of Personal & Corporate Banking (CHF billion)⁸	39.2	41.1		(5)		39.2
Business volume for personal banking (CHF billion)	153	152	148	1	3	153	148
Net new business volume for personal banking (CHF billion)	1.7	2.5	1.1			4.2	2.9
Client assets (CHF billion)⁹	651	648	608	0	7	651	608
Due to customers (CHF billion)	135.0	136.9	132.7	(1)	2	135.0	132.7
Loans, gross (CHF billion)	132.8	133.9	134.8	(1)	(1)	132.8	134.8
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	92.6	92.5	93.1			92.6	93.1
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)¹⁰	0.5	0.5	0.6			0.5	0.6
Personnel (full-time equivalents)	5,072	5,132	5,035	(1)	1	5,072	5,035

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees as well as credit card fees and fees for payment transactions, together with net trading income.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Reflects a gain on the sale of our investment in Visa Europe.    6 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    7 Refer to the “Capital management” section of this report for more information.    8 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.    9 In the second quarter of 2017, Personal & Corporate Banking implemented changes in its organizational structure for asset servicing of large institutional clients. As a result, we have changed our presentation of client assets within Personal & Corporate Banking to include custody assets of certain corporate clients serviced by Personal & Corporate Banking. This resulted in an increase in client assets of CHF 169 billion and CHF 166 billion as of 31 March 2017 and 30 June 2016, respectively. The change in presentation had no impact on invested assets or net new money attributable to Personal & Corporate Banking, the Group or any of its other business divisions.    10 Refer to the “Risk management and control” section of this report for more information on impaired loan exposures.

Results: 2Q17 vs 2Q16

Profit before tax decreased by CHF 178 million or 33% to CHF 356 million and adjusted profit before tax decreased by CHF 84 million or 18% to CHF 379 million, mainly driven by lower operating income.

Operating income

Total operating income decreased by CHF 150 million or 14% to CHF 935 million. Excluding a gain of CHF 102 million on the sale of our investment in Visa Europe in the second quarter of 2016, adjusted operating income decreased by CHF 48 million or 5%, mainly due to lower net interest income and a net credit loss expense in the second quarter of 2017 compared with a net recovery, partly offset by higher transaction-based income and recurring net fee income.

Net interest income decreased by CHF 33 million to CHF 525 million due to lower treasury-related income from Corporate Center – Group Asset and Liability Management (Group ALM), reflecting higher funding costs for long-term debt that contributes to total loss-absorbing capacity and lower banking book interest income.

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of this report for more information

Recurring net fee income increased by CHF 11 million to CHF 151 million, mainly reflecting higher custody fees.

Transaction-based income increased by CHF 18 million to CHF 272 million, mainly due to higher credit card fees as well as an increase in foreign exchange transactions.

Other income decreased by CHF 115 million to CHF 16 million, mainly due to the aforementioned gain on the sale of our investment in Visa Europe in the prior-year quarter. Excluding this gain, adjusted other income decreased by CHF 13 million, partly due to lower income from our investments in associates.

Net credit loss expense was CHF 28 million compared with a net recovery of CHF 2 million, driven by a small number of newly impaired corporate client positions across a range of sectors.

Operating expenses

Total operating expenses increased by CHF 28 million or 5% to CHF 579 million and adjusted operating expenses increased by CHF 36 million or 7% to CHF 556 million. Personnel expenses increased by CHF 13 million to CHF 225 million and increased by CHF 12 million to CHF 223 million on an adjusted basis, mainly due to higher variable compensation expenses. General and administrative expenses increased by CHF 15 million to CHF 75 million, mainly reflecting higher IT project-related costs. Net expenses for services from Corporate Center and other business divisions increased by CHF 3 million and increased by CHF 12 million on an adjusted basis, mainly reflecting higher costs for services received from Wealth Management and an increase related to strategic and regulatory initiatives.

Net new business volume growth for personal banking:
2Q17 vs 2Q16

The annualized net new business volume growth rate for our personal banking business was 4.5% compared with 3.0%. Net new client assets and, to a lesser extent, net new loans were positive.

Results: 6M17 vs 6M16

Profit before tax decreased by CHF 159 million or 17% to CHF 774 million and adjusted profit before tax decreased by CHF 70 million or 8% to CHF 816 million, mainly reflecting lower net interest income.

Total operating income decreased by CHF 155 million or 8% to CHF 1,893 million. Excluding the aforementioned gain on the sale of our investment in Visa Europe, adjusted operating income decreased by CHF 53 million or 3%. Net interest income decreased by CHF 79 million to CHF 1,038 million, driven by lower treasury-related income from Corporate Center – Group ALM.

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of this report for more information

Recurring net fee income increased by CHF 11 million to CHF 290 million, mainly reflecting higher custody fees. Transaction-based income increased by CHF 36 million to CHF 534 million, mainly due to higher corporate and trade finance fees as well as credit card fees. Excluding the aforementioned gain on the sale of our investment in Visa Europe, adjusted other income was broadly stable at CHF 52 million. Net credit loss expense was CHF 21 million compared with a net recovery of CHF 2 million. The net expense in the first half of 2017 was mainly related to allowances for newly impaired positions across a range of sectors. In the prior year, net recoveries related to previously impaired positions were almost entirely offset by expenses for allowances for newly impaired positions.

Total operating expenses increased by CHF 4 million to CHF 1,119 million and adjusted operating expenses increased by CHF 17 million or 2% to CHF 1,077 million. Personnel expenses increased by CHF 12 million to CHF 437 million and increased by CHF 9 million to CHF 433 million on an adjusted basis, mainly due to higher variable compensation expenses. General and administrative expenses increased by CHF 13 million to CHF 134 million, mainly reflecting higher IT project-related costs. Net expenses for services from Corporate Center and other business divisions decreased by CHF 19 million and decreased by CHF 3 million on an adjusted basis.

Asset Management

Asset Management

Asset Management¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16

Results
Net management fees²	443	423	458	5	(3)	866	904
Performance fees	36	26	24	38	50	62	47
Total operating income	479	450	483	6	(1)	929	951
Personnel expenses	196	162	184	21	7	357	367
General and administrative expenses	52	57	58	(9)	(10)	109	115
Services (to) / from Corporate Center and other business divisions	120	127	125	(6)	(4)	247	262
of which: services from CC – Services	131	135	132	(3)	(1)	266	275
Depreciation and impairment of property, equipment and software	0	0	0			1	1
Amortization and impairment of intangible assets	1	1	1	0	0	2	2
Total operating expenses	369	347	369	6	0	716	747
Business division operating profit / (loss) before tax	110	103	114	7	(4)	213	204

Adjusted results³
Total operating income as reported	479	450	483	6	(1)	929	951
Total operating income (adjusted)	479	450	483	6	(1)	929	951
Total operating expenses as reported	369	347	369	6	0	716	747
of which: personnel-related restructuring expenses	3	2	4			5	5
of which: non-personnel-related restructuring expenses	6	5	6			11	8
of which: restructuring expenses allocated from CC – Services	15	13	24			28	41
Total operating expenses (adjusted)	346	327	335	6	3	673	693
Business division operating profit / (loss) before tax as reported	110	103	114	7	(4)	213	204
Business division operating profit / (loss) before tax (adjusted)	133	123	148	8	(10)	256	258

Key performance indicators⁴
Pre-tax profit growth (%)	(3.5)	14.4	(12.3)			4.4	(31.8)
Cost / income ratio (%)	77.0	77.1	76.4			77.1	78.5
Net new money growth excluding money market flows (%)	6.5	13.3	(6.2)			10.1	(5.0)
Gross margin on invested assets (bps)	27	27	31	0	(13)	27	30
Net margin on invested assets (bps)	6	6	7	0	(14)	6	6

Adjusted key performance indicators³˒⁴
Pre-tax profit growth (%)	(10.1)	11.8	10.4			(0.8)	(19.6)
Cost / income ratio (%)	72.2	72.7	69.4			72.4	72.9
Net new money growth excluding money market flows (%)	6.5	13.3	(6.2)			10.1	(5.0)
Gross margin on invested assets (bps)	27	27	31	0	(13)	27	30
Net margin on invested assets (bps)	8	7	9	14	(11)	7	8

Information by business line / asset class
Net new money (CHF billion)
Equities	4.0	10.0	(0.8)			14.0	(1.9)
Fixed Income	2.6	9.6	(4.4)			12.3	(8.1)
of which: money market	0.5	3.2	1.1			3.7	4.1
Multi Assets & Solutions	2.5	1.5	(3.3)			4.1	(2.2)
Hedge Fund Businesses	0.8	0.7	0.3			1.5	0.8
Real Estate & Private Markets	0.7	1.1	0.4			1.8	0.8
Total net new money	10.7	22.9	(7.7)			33.6	(10.6)

Asset Management (continued)¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16

Invested assets (CHF billion)
Equities	255	242	209	5	22	255	209
Fixed Income	217	221	204	(2)	6	217	204
of which: money market	67	69	61	(3)	10	67	61
Multi Assets & Solutions	124	127	118	(2)	5	124	118
Hedge Fund Businesses	39	40	38	(3)	3	39	38
Real Estate & Private Markets	68	68	63	0	8	68	63
Total invested assets	703	697	633	1	11	703	633
of which: passive strategies	247	236	190	5	30	247	190

Information by region
Invested assets (CHF billion)
Americas	164	164	152	0	8	164	152
Asia Pacific	144	149	128	(3)	13	144	128
Europe, Middle East and Africa	156	147	133	6	17	156	133
Switzerland	239	238	220	0	9	239	220
Total invested assets	703	697	633	1	11	703	633

Information by channel
Invested assets (CHF billion)
Third-party institutional	436	431	379	1	15	436	379
Third-party wholesale	75	74	69	1	9	75	69
UBS’s wealth management businesses	192	192	185	0	4	192	185
Total invested assets	703	697	633	1	11	703	633

Assets under administration
Assets under administration (CHF billion)⁵	441	439	417	0	6	441	417
Net new assets under administration (CHF billion)⁶	(0.8)	8.4	2.5			7.6	10.3
Gross margin on assets under administration (bps)	3	3	3	0	0	3	3

Additional information
Average attributed equity (CHF billion)⁷	1.7	1.7	1.4	0	21	1.7	1.4
Return on attributed equity (%)⁷	26.1	24.1	32.6			25.0	29.1
Return on attributed tangible equity (%)⁷	144.3	133.3				135.8
Risk-weighted assets (CHF billion)⁷	4.1	4.1	2.4	0	71	4.1	2.4
of which: held by Asset Management (CHF billion)	4.0	4.1	2.4	(2)	67	4.0	2.4
of which: held by CC – Group ALM on behalf of Asset Management (CHF billion)⁸	0.1	0.1		0		0.1
Leverage ratio denominator (CHF billion)⁷	4.4	4.8	2.6	(8)	69	4.4	2.6
of which: held by Asset Management (CHF billion)	2.5	2.7	2.6	(7)	(4)	2.5	2.6
of which: held by CC – Group ALM on behalf of Asset Management (CHF billion)⁸	1.9	2.1		(10)		1.9
Goodwill and intangible assets (CHF billion)	1.4	1.4	1.4	0	0	1.4	1.4
Personnel (full-time equivalents)	2,300	2,306	2,340	0	(2)	2,300	2,340

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs, gains and losses on the sale of subsidiaries and businesses and other items that are not performance fees.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    5 Includes UBS and third-party fund assets, for which the fund services unit provides professional services, including fund setup, accounting and reporting for traditional investment funds and alternative funds.    6 Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.    7 Refer to the “Capital management” section of this report for more information.    8 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.

Asset Management

Results: 2Q17  vs 2Q16

Profit before tax decreased by CHF 4 million or 4% to CHF 110 million and adjusted profit before tax decreased by CHF 15 million or 10% to CHF 133 million, mainly reflecting higher operating expenses.

Operating income

Total operating income decreased by CHF 4 million or 1% to CHF 479 million. Net management fees declined by CHF 15 million despite a higher asset base, reflecting ongoing margin compression due to client shifts to passive investment allocation strategies, lower transaction fees and increased custody fees recognized as contra-revenues. This decrease was partly offset by higher performance fees, which increased by CHF 12 million to CHF 36 million across our hedge fund businesses and Equities.

As of 30 June 2017, approximately 79% of performance fee-eligible assets within our hedge fund businesses exceeded high-water marks compared with 1%, reflecting improved performance in our multi- and single-manager hedge funds.

Operating expenses

Total operating expenses were unchanged at CHF 369 million. Adjusted operating expenses increased by CHF 11 million or 3% to CHF 346 million, mainly as adjusted personnel expenses increased by CHF 13 million, driven by higher variable compensation expenses, partly offset by lower salary expenses. Adjusted general and administrative expenses decreased by CHF 6 million due to lower professional fees and marketing expenses. Adjusted net expenses for services from Corporate Center and other business divisions increased by CHF 4 million to CHF 105 million.

Net new money: 2Q17  vs 2Q16

Excluding money market flows, net new money was CHF 10.2 billion compared with net outflows of CHF 8.8 billion, which resulted in an annualized net new money growth rate of positive 6.5% compared with negative 6.2%. Net new money in the second quarter of 2017 was fairly well diversified in terms of clients and regions. Lower-margin passive mandates represented the majority of net new money in the second quarter of 2017. This trend has had, and is expected to continue to have, a dampening effect on gross margins.

Invested assets: 2Q17  vs 1Q17

Invested assets increased to CHF 703 billion from CHF 697 billion, reflecting net new money of CHF 11 billion, including money market flows, and positive market performance of CHF 11 billion, largely offset by negative foreign currency translation effects of CHF 16 billion, mainly driven by the weakening of the US dollar against the Swiss franc.

Assets under administration: 2Q17  vs 1Q17

Total assets under administration increased to CHF 441 billion from CHF 439 billion, reflecting positive market performance of CHF 5 billion, partly offset by negative foreign currency translation effects of CHF 3 billion and net new assets under administration outflows of CHF 1 billion.

The announced sale of Asset Management’s fund administration servicing units to Northern Trust is expected to close in the second half of 2017, subject to relevant approvals and other customary conditions.

Results: 6M17 vs 6M16

Profit before tax increased by CHF 9 million or 4% to CHF 213 million, while adjusted profit before tax was broadly unchanged at CHF 256 million as lower operating income was offset by lower adjusted operating expenses.

Total operating income decreased by CHF 22 million or 2% to CHF 929 million, mainly due to CHF 38 million lower net management fees, reflecting margin compression due to client shifts to passive investment allocation strategies and lower transaction fees, an impairment loss of CHF 12 million on a co-investment in an infrastructure fund and increased custody fees recognized as contra-revenues. Performance fees increased by CHF 15 million across our hedge fund businesses.

Total operating expenses decreased by CHF 31 million or 4% to CHF 716 million and adjusted operating expenses decreased by CHF 20 million or 3% to CHF 673 million. Adjusted personnel expenses decreased by CHF 10 million, driven by lower salary expenses, partly offset by higher variable compensation expenses. Adjusted general and administrative expenses decreased by CHF 9 million, primarily due to lower professional fees. Adjusted net expenses for services from Corporate Center and other business divisions decreased by CHF 2 million to CHF 219 million.

Investment Bank

Investment Bank¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16

Results
Corporate Client Solutions	732	718	668	2	10	1,450	1,142
Advisory	164	166	166	(1)	(1)	330	298
Equity Capital Markets	289	252	195	15	48	542	348
Debt Capital Markets	179	210	237	(15)	(24)	389	382
Financing Solutions	90	93	98	(3)	(8)	183	159
Risk Management	10	(3)	(27)			7	(45)
Investor Client Services	1,300	1,387	1,339	(6)	(3)	2,687	2,742
Equities	928	934	878	(1)	6	1,862	1,798
Foreign Exchange, Rates and Credit	373	452	461	(17)	(19)	825	943
Income	2,032	2,104	2,006	(3)	1	4,137	3,883
Credit loss (expense) / recovery	(6)	(6)	(6)	0	0	(12)	(5)
Total operating income	2,026	2,098	2,000	(3)	1	4,124	3,879
Personnel expenses	773	818	828	(6)	(7)	1,591	1,555
General and administrative expenses	127	130	192	(2)	(34)	256	362
Services (to) / from Corporate Center and other business divisions	671	665	687	1	(2)	1,335	1,405
of which: services from CC – Services	647	641	661	1	(2)	1,287	1,352
Depreciation and impairment of property, equipment and software	2	3	6	(33)	(67)	5	13
Amortization and impairment of intangible assets	3	3	3	0	0	6	6
Total operating expenses	1,575	1,619	1,716	(3)	(8)	3,194	3,342
Business division operating profit / (loss) before tax	451	480	284	(6)	59	931	537

Adjusted results²
Total operating income as reported	2,026	2,098	2,000	(3)	1	4,124	3,879
of which: gain on sale of financial assets available for sale³	107					107
Total operating income (adjusted)	1,919	2,098	2,000	(9)	(4)	4,017	3,879
Total operating expenses as reported	1,575	1,619	1,716	(3)	(8)	3,194	3,342
of which: personnel-related restructuring expenses	4	18	37			22	54
of which: non-personnel-related restructuring expenses	3	2	4			6	6
of which: restructuring expenses allocated from CC – Services	67	57	122			124	220
Total operating expenses (adjusted)	1,500	1,541	1,553	(3)	(3)	3,042	3,062
Business division operating profit / (loss) before tax as reported	451	480	284	(6)	59	931	537
Business division operating profit / (loss) before tax (adjusted)	419	558	447	(25)	(6)	976	817

Key performance indicators⁴
Pre-tax profit growth (%)	58.8	89.7	(48.5)			73.4	(59.2)
Cost / income ratio (%)	77.5	76.9	85.5			77.2	86.1
Return on attributed equity (%)⁵	19.7	21.0	14.8			20.4	13.9

Adjusted key performance indicators²˒⁴
Pre-tax profit growth (%)	(6.3)	50.8	(27.6)			19.5	(43.8)
Cost / income ratio (%)	77.9	73.2	77.4			75.5	78.9
Return on attributed equity (%)⁵	18.3	24.4	23.2			21.4	21.2

Investment Bank

Investment Bank (continued)¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16

Additional information
Total assets (CHF billion)⁶	232.9	228.6	282.2	2	(17)	232.9	282.2
Average attributed equity (CHF billion)⁵	9.1	9.1	7.7	0	18	9.1	7.7
Return on attributed tangible equity (%)⁵	20.0	21.4				20.7
Risk-weighted assets (CHF billion)⁵	75.7	66.2	63.8	14	19	75.7	63.8
of which: held by the Investment Bank (CHF billion)	74.9	65.4	63.8	15	17	74.9	63.8
of which: held by CC – Group ALM on behalf of the Investment Bank (CHF billion)⁷	0.7	0.8		(13)		0.7
Return on risk-weighted assets, gross (%)⁸	11.5	12.3	12.6			11.9	12.3
Leverage ratio denominator (CHF billion)⁵	267.4	277.5	267.2	(4)	0	267.4	267.2
of which: held by the Investment Bank (CHF billion)	239.7	245.1	267.2	(2)	(10)	239.7	267.2
of which: held by CC – Group ALM on behalf of the Investment Bank (CHF billion)⁷	27.6	32.4		(15)		27.6
Return on leverage ratio denominator, gross (%)⁸	3.0	3.3	3.0			3.1	2.9
Goodwill and intangible assets (CHF billion)	0.1	0.1	0.1	0	0	0.1	0.1
Compensation ratio (%)	38.0	38.9	41.3			38.5	40.0
Average VaR (1-day, 95% confidence, 5 years of historical data)	10	8	9	25	11	9	10
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)⁹	1.0	0.9	1.4			1.0	1.4
Personnel (full-time equivalents)	4,748	4,851	5,014	(2)	(5)	4,748	5,014

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Reflects a gain on the sale of our remaining investment in IHS Markit.    4 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    5 Refer to the “Capital management” section of this report for more information.    6 Based on third-party view, i.e., without intercompany balances.    7 Represents risk-weighted assets (RWA) and leverage ratio denominator (LRD) held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.    8 Based on total RWA and LRD. Figures for periods prior to 31 March 2017 are based on RWA and LRD held by the Investment Bank and are therefore not fully comparable.    9 Refer to the “Risk management and control” section of this report for more information on impaired loan exposures.

Results: 2Q17 vs 2Q16

Profit before tax increased by CHF 167 million or 59% to CHF 451 million, while adjusted profit before tax decreased by CHF 28 million or 6% to CHF 419 million, primarily as a result of lower revenues in Foreign Exchange, Rates and Credit.

Operating income

Total operating income increased by CHF 26 million or 1% to CHF 2,026 million. Excluding a gain of CHF 107 million on the sale of our remaining investment in IHS Markit, adjusted operating income decreased by CHF 81 million or 4% to CHF 1,919 million, mainly as a result of lower revenues in Foreign Exchange, Rates and Credit and, to a lesser extent, in Debt Capital Markets, partly offset by higher Equity Capital Markets and Equities revenues. In US dollar terms, adjusted operating income also decreased 4%.

Operating income by business unit:

Corporate Client Solutions

Corporate Client Solutions revenues increased by CHF 64 million or 10% to CHF 732 million, reflecting higher revenues in Equity Capital Markets and Risk Management, partly offset by lower revenues in Debt Capital Markets. In US dollar terms, revenues also increased 10%.

Advisory revenues were broadly unchanged at CHF 164 million, with lower revenues from merger and acquisition transactions, in line with a global fee pool decrease of 5%, largely offset by higher revenues from private transactions.

Equity Capital Markets revenues increased to CHF 289 million from CHF 195 million, due to higher revenues from private transactions as well as from public offerings, where the global fee pool increased 18%.

Debt Capital Markets revenues decreased to CHF 179 million from CHF 237 million. This decrease was primarily driven by lower leveraged finance revenues compared with a strong prior-year quarter, and a global fee pool decrease of 6%.

Financing Solutions revenues decreased by CHF 8 million to CHF 90 million.

Risk Management revenues were positive CHF 10 million compared with negative CHF 27 million, mainly due to lower losses on portfolio hedges.

Investor Client Services

Investor Client Services revenues decreased by CHF 39 million or 3% to CHF 1,300 million. Excluding the aforementioned gain on sale of CHF 107 million, Investor Client Services revenues decreased by CHF 146 million or 11% to CHF 1,193 million, due to a decrease in Foreign Exchange, Rates and Credit revenues, partly offset by higher Equities revenues. In US dollar terms, adjusted revenues also decreased 11%.

Equities

Equities revenues increased to CHF 928 million from CHF 878 million. Excluding a gain of CHF 27 million on the aforementioned sale, adjusted revenues increased by CHF 23 million to CHF 901 million, driven by higher revenues in Derivatives.

Adjusted Cash revenues decreased to CHF 293 million from CHF 308 million, mainly due to lower client activity and weaker client trading revenues.

Derivatives revenues increased to CHF 219 million from CHF 144 million, reflecting increased client activity and improved trading performance.

Financing Services revenues decreased to CHF 395 million from CHF 424 million, driven by lower client activity.

Foreign Exchange, Rates and Credit

Foreign Exchange, Rates and Credit revenues decreased to CHF 373 million from CHF 461 million. Excluding a gain of CHF 80 million on the aforementioned sale, adjusted revenues decreased to CHF 293 million from CHF 461 million, with decreases across the majority of products. This decrease was mainly due to lower client activity and low market volatility levels compared with a strong prior-year quarter that benefited from increased trading volumes related to the UK referendum on EU membership.

Operating expenses

Total operating expenses decreased by CHF 141 million or 8% to CHF 1,575 million and adjusted operating expenses decreased by CHF 53 million or 3% to CHF 1,500 million.

Personnel expenses decreased to CHF 773 million from CHF 828 million and adjusted personnel expenses decreased to CHF 769 million from CHF 791 million, mainly due to lower salary expenses, primarily as a result of our cost reduction programs, partly offset by an increase in variable compensation expenses.

General and administrative expenses decreased by CHF 65 million to CHF 127 million and decreased by CHF 64 million to CHF 124 million on an adjusted basis, as the second quarter of 2017 included a UK bank levy credit of CHF 28 million related to prior years and CHF 26 million lower net expenses for provisions for litigation, regulatory and similar matters.

Net expenses for services from Corporate Center and other business divisions decreased to CHF 671 million from CHF 687 million, while adjusted net expenses increased to CHF 604 million from CHF 565 million, mainly due to higher net expenses from Group Technology.

Risk-weighted assets and leverage ratio denominator:
2Q17 vs 1Q17

Risk-weighted assets

Total risk-weighted assets (RWA), including RWA held by Corporate Center – Group Asset and Liability Management (Group ALM) on behalf of the Investment Bank, increased by CHF 10 billion to CHF 76 billion as of 30 June 2017, mainly due to an increase in credit risk and market risk RWA. Total RWA remained below our short- to medium-term expectation of around CHF 85 billion.

→     Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator (LRD), including LRD held by Corporate Center – Group ALM on behalf of the Investment Bank, decreased by CHF 10 billion to CHF 267 billion as of 30 June 2017 and remained below our short- to medium-term expectation of around CHF 325 billion.

→     Refer to the “Capital management” and “Balance sheet, liquidity and funding management” sections of this report for more information

Investment Bank

Results: 6M17 vs 6M16

Profit before tax increased by CHF 394 million or 73% to CHF 931 million and adjusted profit before tax increased by CHF 159 million or 19% to CHF 976 million, mainly as a result of higher revenues in Corporate Client Solutions, partly offset by lower Investor Client Services revenues.

Revenues in Corporate Client Solutions increased 27% to CHF 1,450 million from CHF 1,142 million. Advisory revenues increased by CHF 32 million to CHF 330 million, reflecting higher revenues from merger and acquisition transactions. Equity Capital Markets revenues increased to CHF 542 million from CHF 348 million, due to increases in revenues from public offerings, as the fee pool increased 43%, as well as higher revenues from private transactions. Debt Capital Markets revenues increased slightly to CHF 389 million. Financing Solutions revenues increased to CHF 183 million from CHF 159 million, reflecting revenue growth across our structured and real estate finance businesses. Risk Management revenues were positive CHF 7 million compared with negative CHF 45 million, reflecting lower losses on portfolio hedges.  In US dollar terms, Corporate Client Solutions revenues also increased 27%.

Investor Client Services revenues decreased 2% to CHF 2,687 million from CHF 2,742 million. Excluding the aforementioned gain on sale of CHF 107 million, adjusted revenues decreased 6% or CHF 162 million to CHF 2,580 million, mainly as revenues in Foreign Exchange, Rates and Credit declined. Adjusted Equities revenues increased by CHF 37 million to CHF 1,835 million. Adjusted Cash revenues decreased to CHF 611 million from CHF 633 million, mainly due to lower client activity. Derivatives revenues increased to CHF 460 million from CHF 383 million, reflecting improved client activity. Financing Services revenues increased marginally to CHF 774 million. Adjusted Foreign Exchange, Rates and Credit revenues decreased to CHF 745 million from CHF 943 million, mainly reflecting lower volatility and client activity levels in the first six months of 2017. In US dollar terms, adjusted Investor Client Services revenues also decreased 6%.

Total operating expenses decreased by CHF 148 million or 4% to CHF 3,194 million and adjusted operating expenses decreased by CHF 20 million or 1% to CHF 3,042 million.

Corporate Center

Corporate Center¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16

Results
Total operating income	(130)	47	142			(83)	(110)
Personnel expenses	941	989	975	(5)	(3)	1,930	1,959
General and administrative expenses	931	985	1,083	(5)	(14)	1,916	2,187
Services (to) / from business divisions	(1,952)	(1,930)	(1,952)	1	0	(3,881)	(3,995)
Depreciation and impairment of property, equipment and software	243	249	228	(2)	7	491	460
Amortization and impairment of intangible assets	1	5	5	(80)	(80)	6	11
Total operating expenses	164	298	340	(45)	(52)	462	621
Operating profit / (loss) before tax	(294)	(251)	(198)	17	48	(545)	(731)

Adjusted results²
Total operating income as reported	(130)	47	142			(83)	(110)
of which: gains on sales of real estate			120				120
of which: net foreign currency translation gains / (losses)³	(22)		(26)			(22)	(149)
Total operating income (adjusted)	(108)	47	48			(61)	(81)
Total operating expenses as reported	164	298	340	(45)	(52)	462	621
of which: personnel-related restructuring expenses	94	93	139			187	246
of which: non-personnel-related restructuring expenses	116	110	168			225	287
of which: restructuring expenses allocated from CC – Services	(207)	(185)	(282)			(392)	(514)
Total operating expenses (adjusted)	161	281	315	(43)	(49)	442	602
Operating profit / (loss) before tax as reported	(294)	(251)	(198)	17	48	(545)	(731)
Operating profit / (loss) before tax (adjusted)	(269)	(234)	(267)	15	1	(503)	(683)

Additional information
Average attributed equity (CHF billion)⁴	23.1	24.1	29.6	(4)	(22)	23.6	29.2
Total assets (CHF billion)⁵	330.3	348.8	374.4	(5)	(12)	330.3	374.4
Risk-weighted assets (fully applied, CHF billion)⁴˒⁶	58.2	56.5	62.1	3	(6)	58.2	62.1
Leverage ratio denominator (fully applied, CHF billion)⁴˒⁶	283.2	297.6	292.6	(5)	(3)	283.2	292.6
Personnel (full-time equivalents)	24,280	23,922	23,925	1	1	24,280	23,925

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Related to the disposal of foreign subsidiaries and branches.    4 Refer to the “Capital management” section of this report for more information.    5 Based on third-party view, i.e., without intercompany balances.    6 Prior to attributions to business divisions and other Corporate Center units for the purpose of attributing equity.

Corporate Center

Corporate Center – Services

Corporate Center – Services¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16

Results
Total operating income	(20)	(18)	78	11		(37)	23
Personnel expenses	921	966	947	(5)	(3)	1,888	1,916
General and administrative expenses	956	965	1,016	(1)	(6)	1,920	2,058
Depreciation and impairment of property, equipment and software	243	249	228	(2)	7	491	460
Amortization and impairment of intangible assets	1	5	5	(80)	(80)	6	11
Total operating expenses before allocations to BDs and other CC units	2,121	2,185	2,197	(3)	(3)	4,305	4,444
Services (to) / from business divisions and other CC units	(2,004)	(1,981)	(2,007)	1	0	(3,984)	(4,106)
of which: services to Wealth Management	(556)	(536)	(545)	4	2	(1,091)	(1,107)
of which: services to Wealth Management Americas	(304)	(308)	(297)	(1)	2	(612)	(611)
of which: services to Personal & Corporate Banking	(294)	(292)	(298)	1	(1)	(587)	(609)
of which: services to Asset Management	(131)	(135)	(132)	(3)	(1)	(266)	(275)
of which: services to Investment Bank	(647)	(641)	(661)	1	(2)	(1,287)	(1,352)
of which: services to CC – Group ALM	(36)	(29)	(26)	24	38	(65)	(55)
of which: services to CC – Non-core and Legacy Portfolio	(46)	(51)	(55)	(10)	(16)	(97)	(110)
Total operating expenses	117	204	190	(43)	(38)	321	338
Operating profit / (loss) before tax	(137)	(222)	(113)	(38)	21	(358)	(315)

Adjusted results²
Total operating income as reported	(20)	(18)	78	11		(37)	23
of which: gains on sales of real estate			120				120
Total operating income (adjusted)	(20)	(18)	(42)	11	(52)	(37)	(97)
Total operating expenses as reported before allocations	2,121	2,185	2,197	(3)	(3)	4,305	4,444
of which: personnel-related restructuring expenses	93	92	139			186	245
of which: non-personnel-related restructuring expenses	115	110	168			225	287
Total operating expenses (adjusted) before allocations	1,912	1,983	1,890	(4)	1	3,894	3,912
Services (to) / from BDs and other CC units	(2,004)	(1,981)	(2,007)	1	0	(3,984)	(4,106)
of which: restructuring expenses allocated to BDs and other CC units	(209)	(188)	(287)			(396)	(520)
Total operating expenses as reported after allocations	117	204	190	(43)	(38)	321	338
Total operating expenses (adjusted) after allocations	117	189	170	(38)	(31)	307	325
Operating profit / (loss) before tax as reported	(137)	(222)	(113)	(38)	21	(358)	(315)
Operating profit / (loss) before tax (adjusted)	(137)	(207)	(213)	(34)	(36)	(344)	(422)

Additional information
Average attributed equity (CHF billion)³	19.1	20.3	23.2	(6)	(18)	19.7	22.7
Total assets (CHF billion)⁴	23.2	23.4	22.3	(1)	4	23.2	22.3
Risk-weighted assets (fully applied, CHF billion)³	28.7	28.9	23.9	(1)	20	28.7	23.9
of which: held by CC – Services (fully applied, CHF billion)	28.7	28.9	23.9	(1)	20	28.7	23.9
of which: held by CC – Group ALM on behalf of CC – Services (fully applied, CHF billion)⁵	0.0	0.0				0.0
Leverage ratio denominator (fully applied, CHF billion)³	6.7	6.5	5.1	3	31	6.7	5.1
of which: held by CC – Services (fully applied, CHF billion)	6.6	6.1	5.1	8	29	6.6	5.1
of which: held by CC – Group ALM on behalf of CC – Services (fully applied, CHF billion)⁵	0.0	0.4		(100)		0.0
Personnel (full-time equivalents)	24,083	23,720	23,721	2	2	24,083	23,721

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Refer to the “Capital management” section of this report for more information.    4 Based on third-party view, i.e., without intercompany balances.    5 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.

Results: 2Q17 vs 2Q16

Corporate Center – Services recorded a loss before tax of CHF 137 million compared with a loss of CHF 113 million, and an adjusted loss of CHF 137 million compared with a loss of CHF 213 million.

Operating income

Operating income was negative CHF 20 million compared with positive CHF 78 million. Excluding gains on sales of real estate of CHF 120 million in the second quarter of 2016, adjusted income was negative CHF 20 million compared with negative CHF 42 million, mainly due to a lower allocation from Corporate Center − Group Asset and Liability Management (Group ALM) for funding costs in relation to long-term debt that contributes to total loss-absorbing capacity, partly offset by a decrease in income from the investment of the Group’s equity allocated from Group ALM. This reflects a change made in the first quarter of 2017 to the methodology used to allocate certain Group ALM revenues.

→   Refer to the “Corporate Center – Group Asset and Liability Management” section of this report for more information

Operating expenses

Operating expenses before service allocations to business divisions and other Corporate Center units

Before allocations to business divisions and other Corporate Center units, total operating expenses decreased by CHF 76 million or 3% to CHF 2,121 million and increased by CHF 22 million or 1% to CHF 1,912 million on an adjusted basis.

Personnel expenses decreased by CHF 26 million to CHF 921 million and increased by CHF 19 million to CHF 828 million on an adjusted basis, driven by higher staffing levels for strategic and regulatory initiatives. General and administrative expenses decreased by CHF 60 million to CHF 956 million and decreased slightly to CHF 841 million on an adjusted basis, reflecting a decrease in marketing costs and lower professional fees, largely offset by higher occupancy and infrastructure costs. Depreciation expenses increased to CHF 243 million from CHF 228 million, primarily reflecting increased expenses related to internally generated capitalized software and leasehold improvements.

Services to / from business divisions and other Corporate Center units

Corporate Center – Services allocated expenses of CHF 2,004 million to the business divisions and other Corporate Center units compared with CHF 2,007 million. Adjusted net allocated expenses for services to business divisions and other Corporate Center units were CHF 1,795 million compared with CHF 1,720 million, mainly as the costs allocated to business divisions and other Corporate Center units in 2016 were lower than the actual costs incurred by Corporate Center – Services on their behalf. From January 2017, costs are allocated to the business divisions and other Corporate Center units based on actual costs incurred by Corporate Center – Services.

→   Refer to “Corporate Center” in the “Operating environment and strategy” section of our Annual Report 2016 for more information

Operating expenses after service allocations to / from business divisions and other Corporate Center units

Corporate Center – Services retains costs related to Group governance functions and other corporate activities, certain strategic and regulatory projects and certain restructuring expenses. Total operating expenses remaining in Corporate Center – Services after allocations decreased to CHF 117 million from CHF 190 million and to CHF 117 million from CHF 170 million on an adjusted basis, mainly as the costs allocated to business divisions and other Corporate Center units in 2016 were lower than the actual costs incurred by Corporate Center – Services on their behalf.

Results: 6M17 vs 6M16

Corporate Center – Services recorded a loss before tax of CHF 358 million compared with CHF 315 million and an adjusted loss before tax of CHF 344 million compared with CHF 422 million.

Total operating income was negative CHF 37 million compared with positive CHF 23 million. Excluding the aforementioned gains of CHF 120 million in the first half of 2016, adjusted income was negative CHF 37 million compared with negative CHF 97 million, mainly due to the aforementioned change to the methodology used to allocate certain Group ALM revenues.

Before allocations, total operating expenses decreased by CHF 139 million or 3% to CHF 4,305 million. Adjusted operating expenses before allocations decreased slightly to CHF 3,894 million, mainly reflecting lower marketing costs and professional fees, partly offset by higher personnel expenses and higher depreciation expenses related to internally generated capitalized software and leasehold improvements.

Corporate Center – Services allocated expenses of CHF 3,984 million to the business divisions and other Corporate Center units compared with CHF 4,106 million, while adjusted net allocated expenses were broadly unchanged at CHF 3,588 million. Total operating expenses remaining in Corporate Center – Services after allocations decreased to CHF 321 million from CHF 338 million. On an adjusted basis, retained expenses decreased to CHF 307 million from CHF 325 million, mainly as the costs allocated to business divisions and other Corporate Center units in 2016 were lower than the actual costs incurred by Corporate Center – Services on their behalf.

Corporate Center

Corporate Center – Group Asset and Liability Management

Corporate Center – Group ALM¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16

Results
Business division-aligned risk management net income	166	209	222	(21)	(25)	375	435
Capital investment and issuance net income	(27)	(35)	24	(23)		(62)	57
Group structural risk management net income	(121)	(43)	(143)	181	(15)	(164)	(243)
Total risk management net income before allocations	18	130	102	(86)	(82)	148	249
Allocations to business divisions and other CC units	(51)	(88)	(155)	(42)	(67)	(139)	(319)
of which: Wealth Management	(58)	(71)	(101)	(18)	(43)	(129)	(207)
of which: Wealth Management Americas	(29)	(32)	(23)	(9)	26	(61)	(44)
of which: Personal & Corporate Banking	(44)	(59)	(85)	(25)	(48)	(103)	(180)
of which: Asset Management	(5)	(5)	(2)	0	150	(9)	(5)
of which: Investment Bank	88	86	57	2	54	174	116
of which: CC – Services	(30)	(30)	(16)	0	88	(60)	(36)
of which: CC – Non-core and Legacy Portfolio	27	23	15	17	80	50	37
Total risk management net income after allocations	(33)	42	(53)		(38)	10	(70)
Accounting asymmetries related to economic hedges	(47)	22	61			(25)	(28)
Hedge accounting ineffectiveness²	14	(7)	11		27	7	50
Net foreign currency translation gains / (losses)³	(22)		(26)		(15)	(22)	(149)
Other	(7)	8	52			1	93
Total operating income as reported	(94)	65	45			(30)	(104)
Total operating income (adjusted)⁴˒⁵	(72)	65	71			(8)	45
Personnel expenses	9	8	8	13	13	17	15
General and administrative expenses	4	4	5	0	(20)	7	8
Depreciation and impairment of property, equipment and software	0	0	0			0	0
Amortization and impairment of intangible assets	0	0	0			0	0
Services (to) / from business divisions and other CC units	(2)	(10)	(11)	(80)	(82)	(13)	(24)
Total operating expenses as reported	10	2	2	400	400	12	0
of which: personnel-related restructuring expenses	1	0	0			1	0
of which: non-personnel-related restructuring expenses	0	(1)	0			0	0
of which: restructuring expenses allocated from CC – Services	0	0	0			1	0
Total operating expenses (adjusted)	9	2	2	350	350	11	0
Operating profit / (loss) before tax as reported	(104)	63	44			(41)	(104)
Operating profit / (loss) before tax (adjusted)⁴	(81)	63	70			(18)	45

Additional information
Average attributed equity (CHF billion)⁶	2.6	2.3	4.1	13	(37)	2.5	4.2
Total assets (CHF billion)⁷	253.1	265.1	251.5	(5)	1	253.1	251.5
Risk-weighted assets (CHF billion)⁶	12.0	10.5	6.9	14	74	12.0	6.9
of which: held by CC – Group ALM on behalf of BDs and other CC units (CHF billion)⁸	4.2	4.3		(2)		4.2
Leverage ratio denominator (CHF billion)⁶	258.7	271.8	259.4	(5)	0	258.7	259.4
of which: held by CC – Group ALM on behalf of BDs and other CC units (CHF billion)⁸	136.9	153.6		(11)		136.9
Personnel (full-time equivalents)	141	139	134	1	5	141	134

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Excludes ineffectiveness of hedges of net investments in foreign operations.    3 Related to the disposal of foreign subsidiaries and branches.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Adjusted total operating income excludes foreign currency translation gains or losses.    6 Refer to the “Capital management” section of this report for more information.    7 Based on third-party view, i.e., without intercompany balances.    8 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.

Results: 2Q17 vs 2Q16

Corporate Center – Group Asset and Liability Management (Group ALM) recorded a loss before tax of CHF 104 million compared with a profit of CHF 44 million and on an adjusted basis recorded a loss before tax of CHF 81 million compared with a profit of CHF 70 million.

Operating income

Total operating income after allocations to business divisions and other Corporate Center units was negative CHF 94 million compared with positive CHF 45 million. Excluding net foreign currency translation losses of CHF 22 million compared with CHF 26 million, adjusted operating income was negative CHF 72 million compared with positive CHF 71 million, mainly due to a negative effect from accounting asymmetries related to economic hedges.

Total risk management net income before allocations

Total risk management net income before allocations to business divisions and other Corporate Center units was CHF 18 million compared with CHF 102 million, reflecting lower net income from business division-aligned risk management and capital investment and issuance activities.

Business division-aligned risk management net income

Net income from business division-aligned risk management activities before allocations was CHF 166 million compared with CHF 222 million, mainly due to a decrease in interest rate risk management revenues in the banking book for Wealth Management and Personal & Corporate Banking and lower net income in Risk Exposure Management. These decreases were partly offset by higher revenues from a portfolio of high-quality liquid assets (HQLA) that Group ALM manages on behalf of Wealth Management Americas, driven by higher US dollar interest rates.

Capital investment and issuance net income

Net income from capital investment and issuance activities before allocations was negative CHF 27 million compared with positive CHF 24 million. This change was largely due to higher interest expenses as a result of an increase in total outstanding long-term debt issued that contributes to total loss-absorbing capacity (TLAC). Furthermore, interest income from the investment of the Group’s equity decreased due to lower interest rates on reinvestments.

Group structural risk management net income

Net income from Group structural risk management activities before allocations was negative CHF 121 million compared with negative CHF 143 million. An increase in income of CHF 53 million from the management of the Group’s HQLA, mainly due to wider spreads between certain HQLA and internal funding liabilities, was partly offset by an increase in net interest expense of CHF 31 million due to issuances of long-term debt.

Allocations to business divisions and other Corporate Center units

Combined net income allocations from risk management activities to business divisions and other Corporate Center units were CHF 51 million compared with CHF 155 million, mainly reflecting the aforementioned lower net income from business division-aligned risk management and capital investment and issuance activities, which are both fully allocated to business divisions.

Total risk management net income after allocations

Group ALM retained negative income of CHF 33 million from its risk management activities after allocations compared with negative CHF 53 million, mainly driven by the aforementioned improvement in revenues from the management of the Group’s HQLA.

Retained income from risk management activities is entirely related to Group structural risk management and is mainly the net result of costs from buffers that are maintained by Group ALM at levels above the total consumption of the business divisions and the revenues generated by Group ALM from the management of the Group’s HQLA portfolio relative to the benchmark rates used to allocate the costs. Retained income from risk management activities can vary significantly quarter on quarter. However, under current market conditions, we expect it to average around negative CHF 50 million per quarter.

Accounting asymmetries related to economic hedges

Net income retained by Group ALM due to accounting asymmetries related to economic hedges was negative CHF 47 million compared with positive CHF 61 million, predominantly due to a fair value loss of CHF 18 million on certain internal funding transactions due to the widening of funding spreads compared with a gain of CHF 95 million.

Hedge accounting ineffectiveness

Net income related to hedge accounting ineffectiveness was CHF 14 million compared with CHF 11 million. This ineffectiveness primarily arises from changes in the spread between LIBOR and the overnight index swap rate due to differences in the way these affect the valuation of the hedged items and hedging instruments through either the benchmark rate determining cash flows or the discount rate.

Other

Other net income was negative CHF 7 million compared with positive CHF 52 million, reflecting negative fair value hedge movements on the portion of derivatives used to hedge debt issuances that does not qualify for hedge accounting, lower interest income retained by Group ALM related to non-controlling interests and negative income related to own-bond market-making activity in the Investment Bank.

Corporate Center

Operating expenses

Total operating expenses increased by CHF 8 million to CHF 10 million. From June 2017, Group ALM retains costs related to Group structural risk management income to the extent that such income is not allocated to the business divisions and other Corporate Center units. Previously, Group ALM allocated all costs to business divisions and other Corporate Center units.

Balance sheet, risk-weighted assets, leverage ratio denominator: 2Q17 vs 1Q17

Balance sheet assets

Balance sheet assets decreased by CHF 12 billion to CHF 253 billion, reflecting higher funding utilization by the business divisions, partly offset by net debt issuances.

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information

Risk-weighted assets

Risk-weighted assets (RWA) increased by CHF 1 billion to CHF 12 billion as of 30 June 2017, due to an increase in credit risk RWA.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The Swiss SRB leverage ratio denominator (LRD) decreased by CHF 13 billion to CHF 259 billion, consistent with the decrease in balance sheet assets.

→   Refer to the “Capital management” section of this report for more information

Equity attribution framework

For the purpose of attributing equity under the revised framework effective from 1 January 2017, LRD and RWA held by Group ALM directly associated with activity that Group ALM manages centrally on behalf of the business divisions and other Corporate Center units are allocated to those business divisions and other Corporate Center units. These balances mainly relate to HQLA that Group ALM holds to meet the Group’s minimum liquidity coverage ratio requirement of 110%.

Average equity attributed directly to Group ALM, which excludes the aforementioned LRD and RWA balances, was CHF 2.6 billion in the second quarter of 2017 and mainly relates to buffers that are maintained by Group ALM at levels above the total consumption of the business divisions and for its own flow management activity.

→   Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information

Results: 6M17 vs 6M16

Group ALM recorded a loss before tax of CHF 41 million compared with a loss of CHF 104 million and on an adjusted basis recorded a loss before tax of CHF 18 million compared with a profit of CHF 45 million.

Total operating income was negative CHF 30 million compared with negative CHF 104 million. Excluding net foreign currency translation losses of CHF 22 million compared with CHF 149 million, adjusted total operating income was negative CHF 8 million compared with positive CHF 45 million.

Net income from risk management activities before allocations decreased by CHF 101 million to CHF 148 million. This was mainly due to a CHF 119 million decrease in net income from capital investment and issuance activities, driven by higher net interest expenses as a result of an increase in total outstanding long-term debt issued that contributes to TLAC, and by lower revenues from the investment of the Group’s equity.

Revenues related to business division-aligned risk management decreased by CHF 60 million to CHF 375 million, mainly due to a decrease in interest rate risk management revenues in the banking book for Wealth Management and Personal & Corporate Banking.

Net income from Group structural risk management activities improved by CHF 79 million to negative CHF 164 million, driven by higher income from the management of the Group’s HQLA, partly offset by an increase in interest expense due to issuances of long-term debt.

Net income allocations to business divisions and other Corporate Center units decreased by CHF 180 million to CHF 139 million, mainly due to the aforementioned reductions in capital investment and issuance net income.

Retained income from risk management activities improved by CHF 80 million to CHF 10 million, reflecting an increase in revenues from the Group’s HQLA portfolio due to wider spreads between certain HQLA and internal funding liabilities.

Net income retained by Group ALM due to accounting asymmetries related to economic hedges was broadly unchanged at negative CHF 25 million.

Net income related to hedge accounting ineffectiveness on hedge-accounted derivatives was CHF 7 million compared with CHF 50 million.

Other net income was CHF 1 million compared with CHF 93 million, reflecting negative fair value hedge movements on the portion of derivatives used to hedge debt issuances that does not qualify for hedge accounting, lower interest income retained by Group ALM related to non-controlling interests and negative income related to own-bond market-making activity in the Investment Bank.

Corporate Center – Non-core and Legacy Portfolio

Corporate Center – Non-core and Legacy Portfolio¹
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16

Results
Income	(5)	0	19			(6)	(26)
Credit loss (expense) / recovery	(11)	0	0			(11)	(3)
Total operating income	(16)	0	19			(16)	(29)
Personnel expenses	11	15	20	(27)	(45)	25	28
General and administrative expenses	(28)	17	62			(12)	121
Services (to) / from business divisions and other CC units	54	61	65	(11)	(17)	116	134
of which: services from CC – Services	46	51	55	(10)	(16)	97	110
Depreciation and impairment of property, equipment and software	0	0	0			0	0
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses	37	93	148	(60)	(75)	129	283
Operating profit / (loss) before tax	(53)	(93)	(129)	(43)	(59)	(146)	(312)

Adjusted results²
Total operating income as reported	(16)	0	19			(16)	(29)
Total operating income (adjusted)	(16)	0	19			(16)	(29)
Total operating expenses as reported	37	93	148	(60)	(75)	129	283
of which: personnel-related restructuring expenses	0	0	0			0	1
of which: non-personnel-related restructuring expenses	0	0	0			0	0
of which: restructuring expenses allocated from CC – Services	2	2	5			4	6
Total operating expenses (adjusted)	35	91	143	(62)	(76)	125	277
Operating profit / (loss) before tax as reported	(53)	(93)	(129)	(43)	(59)	(146)	(312)
Operating profit / (loss) before tax (adjusted)	(51)	(91)	(124)	(44)	(59)	(142)	(306)

Additional information
Average attributed equity (CHF billion)³	1.4	1.5	2.3	(7)	(39)	1.4	2.3
Total assets (CHF billion)⁴	54.0	60.2	100.5	(10)	(46)	54.0	100.5
Risk-weighted assets (CHF billion)³	17.5	17.2	31.3	2	(44)	17.5	31.3
of which: held by CC – Non-core and Legacy Portfolio (CHF billion)	17.5	17.1	31.3	2	(44)	17.5	31.3
of which: held by CC – Group ALM on behalf of CC – Non-core and Legacy Portfolio (CHF billion)⁵	0.0	0.0				0.0
Leverage ratio denominator (CHF billion)³	19.5	24.5	28.1	(20)	(31)	19.5	28.1
of which: held by CC – Non-core and Legacy Portfolio (CHF billion)	17.9	19.8	28.1	(10)	(36)	17.9	28.1
of which: held by CC – Group ALM on behalf of CC – Non-core and Legacy Portfolio (CHF billion)⁵	1.7	4.8		(65)		1.7
Personnel (full-time equivalents)	57	63	70	(10)	(19)	57	70

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Refer to the “Capital management” section of this report for more information.    4 Based on third-party view, i.e., without intercompany balances.    5 Represents risk-weighted assets and leverage ratio denominator held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the “Capital management” section of our Annual Report 2016 for more information.

Composition of Non-core and Legacy Portfolio¹
CHF billion	RWA		Total assets²		LRD³
Category	30.6.17	31.3.17	30.6.17	31.3.17	30.6.17	31.3.17
Linear rates	1.8	1.9	33.2	36.7	7.5	7.9
Non-linear rates	0.5	0.5	10.7	12.7	1.2	1.6
Credit	0.4	0.4	0.7	0.8	1.3	2.1
Securitizations	2.1	2.1	1.1	1.3	1.1	1.4
Auction preferred stock and auction rate securities	0.7	0.7	2.3	2.4	2.3	2.4
Municipal swaps and options	0.5	0.3	2.2	2.3	1.6	1.5
Other	1.2	0.9	3.8	4.0	2.6	2.9
Operational risk	10.3	10.3
Total	17.5	17.1	54.0	60.2	17.6	19.8

1 The groupings of positions by category and the order in which these are listed are not necessarily representative of the magnitude of the risks associated with them, nor do the metrics shown in the tables necessarily represent the risk measures used to manage and control these positions.    2 Total assets of CHF 54.0 billion as of 30 June 2017 (CHF 60.2 billion as of 31 March 2017) include positive replacement values (gross exposure excluding the impact of any counterparty netting) of CHF 44.7 billion (CHF 49.7 billion as of 31 March 2017).    3 Swiss SRB leverage ratio denominator.

Corporate Center

Results: 2Q17 vs 2Q16

Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 53 million compared with a loss of CHF 129 million.

Operating income

Total operating income was negative CHF 16 million compared with positive CHF 19 million, mainly due to valuation gains in the prior-year quarter. Credit loss expense was CHF 11 million, relating to impairments on certain collateralized loans.

Operating expenses

Total operating expenses decreased by CHF 111 million or 75% to CHF 37 million, mainly reflecting a net release of CHF 34 million of provisions for litigation, regulatory and similar matters compared with a net expense of CHF 23 million. Additionally, the second quarter of 2017 included lower professional fees, a UK bank levy credit of CHF 14 million related to prior years and lower net expenses for services from other Corporate Center units and business divisions.

Balance sheet, risk-weighted assets and leverage ratio denominator: 2Q17 vs 1Q17

Balance sheet assets

Balance sheet assets decreased by CHF 6 billion to CHF 54 billion. Positive replacement values decreased by CHF 5 billion, mainly in interest rate contracts, reflecting trade terminations, maturities and fair value changes.

Risk-weighted assets

Risk-weighted assets (RWA) held by Corporate Center – Non-core and Legacy Portfolio remained stable at CHF 17 billion.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The Swiss SRB leverage ratio denominator held by Corporate Center – Non-core and Legacy Portfolio decreased to CHF 18 billion from CHF 20 billion, consistent with the decrease in balance sheet assets.

→   Refer to the “Capital management” section of this report for more information

Results: 6M17 vs 6M16

Corporate Center – Non-core and Legacy Portfolio recorded a loss before tax of CHF 146 million compared with a loss of CHF 312 million. Operating income was negative CHF 16 million compared with negative CHF 29 million. Operating expenses decreased by CHF 154 million to CHF 129 million, mainly due to a net release of CHF 33 million of provisions for litigation, regulatory and similar matters compared with a net expense of CHF 46 million. Additionally, professional fees and net expenses for services from other Corporate Center units and business divisions decreased by CHF 35 million and CHF 18 million, respectively, and the first half of 2017 included a UK bank levy credit of CHF 19 million related to prior years.

Risk, treasury and capital management

Management report

Table of contents

47	Risk management and control
47	Credit risk
47	Market risk
48	Country risk
48	Operational risk
49	Key risk metrics

51	Balance sheet, liquidity and funding management
51	Strategy, objectives and governance
51	Assets and liquidity management
53	Liabilities and funding management

55	Capital management
55	Requirements and capital adequacy information
56	Loss-absorbing capacity
60	Risk-weighted assets
62	Leverage ratio denominator
64	Equity attribution and return on attributed equity
66	UBS shares

Risk management and control

This section provides information on key developments during the reporting period and should be read in conjunction with the “Risk management and control” section of our Annual Report 2016.

Credit risk

Overall credit risk exposures were broadly unchanged during the second quarter of 2017. Net credit loss expenses in the second quarter of 2017 were CHF 46 million, mainly reflecting expenses of CHF 28 million in Personal & Corporate Banking, driven by a small number of newly impaired corporate client positions across a range of sectors.

We continue to manage our Swiss lending portfolios prudently, and we remain watchful for any signs of deterioration in the Swiss economy that could impact some of our counterparties.

While many energy segments appear to have adapted to operating in a lower oil price environment, the recent decline in oil prices has led to renewed market concerns regarding the energy sector. There has been no material impact on our portfolios from the recent oil price decline. Nevertheless, we continue to actively monitor these portfolios, including through scenario analysis.

Within the Investment Bank, leveraged loan underwriting activity increased during the quarter and distribution remained sound. The large investment grade merger and acquisition financing commitment highlighted in previous quarters as it had exceeded its targeted distribution date, expired unused during the second quarter of 2017. Loan underwriting exposures are classified as held for trading, with fair values reflecting the market conditions at the end of the quarter.

Market risk

We continued to manage market risks at generally low levels. Relative to the first quarter of 2017, average 1-day, 95% confidence level, management value-at-risk (VaR) increased from CHF 10 million to CHF 12 million. Regulatory VaR and stressed VaR also increased during the second quarter of 2017, leading to a commensurate increase in market risk-related risk-weighted assets (RWA).

There were no Group VaR negative backtesting exceptions in the second quarter of 2017 and the total number of negative backtesting exceptions within a 250-business-day window decreased from three to two. The FINMA VaR multiplier for market risk RWA remained unchanged at 3.

→   Refer to “Market risk” in the “Risk, treasury and capital management” section of our Annual Report 2016 for more information on our backtesting exceptions

As of 30 June 2017, the interest rate sensitivity of our banking book to a +1 basis point parallel shift in yield curves decreased to negative CHF 2.9 million from negative CHF 3.6 million as of 31 March 2017. Part of these fair value changes would impact other comprehensive income (OCI). The interest rate sensitivity to a +1 basis point parallel shift in yield curves of financial assets and derivatives in the banking book valued through OCI was negative CHF 22 million as of 30 June 2017. This OCI sensitivity was predominantly attributable to cash flow hedges denominated in US dollars and, to a lesser extent, in euros and Swiss francs. These cash flow hedges are not recognized for the purposes of calculating regulatory capital.

→   Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information on the impact of rising interest rates on equity, capital and net interest income

Risk management and control

Country risk

We remain watchful of developments in Europe. Our direct exposure to peripheral European countries remained limited, with the exception of Spain, where net exposures increased to CHF 4.9 billion due to a temporary exposure relating to a rights offering. In addition, we continue to have significant country risk exposure to major EU economies, including the UK, Germany and France.

Our binding stress scenario within our combined stress test framework has a eurozone crisis at its core, so that potential effects are captured in the calculation of our post-stress fully applied common equity tier 1 capital ratio.

→   Refer to the “Risk management and control” section of our Annual Report 2016 for more information

Operational risk

The pervasive consequential risk themes that continue to challenge UBS and the financial industry are operational resilience, conduct and culture, and financial crime. Cyber security is at the forefront of operational resilience and we continue to invest into preemptive and detective measures to defend against evolving and highly sophisticated attacks.

Key risk metrics

Banking and traded products exposure by business division and Corporate Center unit
	30.6.17
CHF million	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Banking products
Gross exposure¹˒²˒³˒⁴	111,497	54,742	152,178	455	55,744	914	108,980	609	485,120
of which: loans (on-balance sheet)	106,656	50,857	132,792	1	12,516	68	6,219	121	309,229
of which: guarantees and loan commitments (off-balance sheet)	3,509	1,037	17,515	0	32,982	104	4	489	55,639
Total impaired exposure, gross	60	23	928	0	113	0	0	42	1,166
of which: impaired loan exposure, gross	60	23	718	0	97			42	940
Total allowances and provisions for credit losses	32	25	495	0	52	0	0	26	630
Traded products¹˒⁵
Gross exposure	6,477	1,997	1,462	0	37,377				47,313
of which: over-the-counter derivatives	5,370	38	1,347	0	14,988				21,743
of which: securities financing transactions	0	241	0	0	16,635				16,876
of which: exchange-traded derivatives	1,107	1,718	115	0	5,753				8,694

	31.3.17
CHF million	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	Group
Banking products
Gross exposure¹˒²˒³˒⁴	109,553	55,008	153,408	533	58,026	707	117,782	608	495,624
of which: loans (on-balance sheet)	104,302	51,632	133,914	0	12,991	49	6,350	124	309,363
of which: guarantees and loan commitments (off-balance sheet)	3,946	1,006	17,706	0	34,572	110	3	484	57,827
Total impaired exposure, gross	71	27	949	0	118	0	0	18	1,183
of which: impaired loan exposure, gross	71	27	734	0	94			18	944
Total allowances and provisions for credit losses	42	29	485	0	64	0	0	15	635
Traded products¹˒⁵
Gross exposure	6,250	1,992	1,480	0	36,759				46,482
of which: over-the-counter derivatives	5,228	44	1,391	0	11,977				18,639
of which: securities financing transactions	0	241	0	0	18,392				18,633
of which: exchange-traded derivatives	1,022	1,708	89	0	6,390				9,209

1 Internal management view of credit risk, which differs in certain respects from IFRS.    2 Excludes reclassified securities and similar acquired securities held by Corporate Center – Non-core and Legacy Portfolio.    3 Excludes loans designated at fair value.    4 As of 30 June 2017, IFRS loans exposure for the Investment Bank and Corporate Center – Non-core and Legacy Portfolio was CHF 9,861 million (31 March 2017: CHF 10,905 million) and CHF 2,401 million (31 March 2017: CHF 2,544 million), respectively. For all other business divisions and Corporate Center units, IFRS loans exposure was the same as the internal management view.    5 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank, Corporate Center – Non-core and Legacy Portfolio and Corporate Center – Group ALM is provided.

Wealth Management, Wealth Management Americas and Personal & Corporate Banking loan portfolios, gross
	Wealth Management		Wealth Management Americas		Personal & Corporate Banking
CHF million	30.6.17	31.3.17	30.6.17	31.3.17	30.6.17	31.3.17
Secured by residential property	33,323	32,547	10,334	10,354	95,679	95,587
Secured by commercial / industrial property	2,004	2,029	0	0	17,413	17,678
Secured by cash¹	13,141	13,978	4,499	995	1,775	1,839
Secured by securities¹	50,928	48,258	34,978	39,408	2,035	2,082
Secured by guarantees and other collateral	6,772	7,144	694	603	6,115	6,743
Unsecured loans	488	346	352	271	9,774	9,985
Total loans, gross	106,656	104,302	50,857	51,632	132,792	133,914
Total loans, net of allowances	106,625	104,260	50,831	51,603	132,345	133,467

1 Collateral arrangements generally incorporate a range of collateral, including cash, securities, property and other collateral. In the second quarter of 2017, we further aligned our collateral allocation processes within Wealth Management Americas to prioritize collateral mainly according to its liquidity profile. This resulted in an increase in loans secured by cash and a decrease in loans secured by securities of CHF 4.1 billion.

Risk management and control

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) by business division and Corporate Center unit and general market risk type¹
					Average by risk type
CHF million	Min.	Max.	Period end	Average	Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
Wealth Management	0	0	0	0	0	0	0	0	0
Wealth Management Americas	0	1	1	1	0	1	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	6	14	12	10	6	7	5	2	2
CC – Services	0	0	0	0	0	0	0	0	0
CC – Group ALM	3	8	3	6	0	6	2	1	0
CC – Non-core and Legacy Portfolio	3	4	3	3	1	2	2	0	0
Diversification effect²˒³			(8)	(9)	(1)	(7)	(4)	(1)	0
Total 30.6.17	8	15	12	12	6	10	6	2	2
Total 31.3.17	8	15	9	10	4	11	6	3	1

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaR for the business divisions and Corporate Center units and the VaR for the Group as a whole.    3 As the minimum and maximum occur on different days for different business divisions and Corporate Center units, it is not meaningful to calculate a portfolio diversification effect.

Interest rate sensitivity – banking book¹
CHF million	–200 bps	–100 bps	+1 bp	+100 bps	+200 bps
CHF	(12.0)	(12.0)	0.6	55.2	109.2
EUR	(105.2)	(78.4)	0.3	26.8	54.5
GBP	(187.5)	(88.1)	0.0	(7.8)	(22.8)
USD	606.2	282.8	(3.8)	(384.4)	(780.6)
Other	4.1	1.0	0.1	7.4	14.9
Total effect on fair value of interest rate-sensitive banking book positions 30.6.17	305.6	105.3	(2.9)	(302.8)	(624.8)
Total effect on fair value of interest rate-sensitive banking book positions 31.3.17	424.2	137.3	(3.6)	(367.5)	(745.6)

1 In the prevailing negative interest rate environment for the Swiss franc in particular, and to a lesser extent for the euro, interest rates for Wealth Management and Personal & Corporate Banking client transactions are generally floored at non-negative levels. Accordingly, for the purposes of this disclosure table, downward moves of 100 / 200 basis points are floored to ensure that the resulting shocked interest rates do not turn negative. The flooring results in non-linear sensitivity behavior.

Exposures to eurozone countries rated lower than AAA / Aaa by at least one major rating agency
CHF million	30.6.17							31.3.17
	Banking products		Traded products		Trading inventory	Total		Total
	Before hedges	Net of hedges¹	Before hedges	Net of hedges	Net long per issuer		Net of hedges¹		Net of hedges¹
Austria	36	36	178	51	1,893	2,107	1,980	1,956	1,853
Belgium	102	102	87	87	316	504	504	348	348
Finland	73	40	25	25	573	671	638	786	754
France	1,007	872	1,372	1,286	2,277	4,656	4,435	5,887	5,632
Greece	3	3	0	0	2	4	4	3	3
Ireland²	183	183	1,020	1,020	179	1,382	1,382	1,148	1,148
Italy	1,400	1,070	297	297	274	1,971	1,641	1,670	1,258
Portugal	53	53	8	8	15	76	76	33	33
Spain	584	458	57	57	4,368	5,009	4,883	960	763
Other³	413	413	6	6	26	445	445	455	455

1 Not deducted from the “Net of hedges” exposures are total allowances and provisions for credit losses of CHF 47 million (of which: Malta CHF 35 million, Ireland CHF 6 million and France CHF 5 million).    2 The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.    3 Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Lithuania, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

Balance sheet, liquidity and funding management

Strategy, objectives and governance

This section provides balance sheet, liquidity and funding management information and should be read in conjunction with the “Treasury management” section of our Annual Report 2016, which provides more information about the Group’s strategy, objectives and governance for liquidity and funding management.

Balances disclosed in this section represent quarter-end positions, unless indicated otherwise. Intra-quarter balances fluctuate in the ordinary course of business and may differ from quarter-end positions.

Assets and liquidity management

Balance sheet assets

As of 30 June 2017, balance sheet assets totaled CHF 891 billion, a decrease of CHF 19 billion from 31 March 2017. Total assets excluding positive replacement values (PRVs) also decreased by CHF 19 billion to CHF 769 billion, mainly resulting from the weakening of the US dollar against the Swiss franc. Excluding currency effects, total assets excluding PRVs decreased by CHF 6 billion, mainly due to the completion of the sale of a life insurance subsidiary within Wealth Management.

Cash and balances with central banks decreased by CHF 9 billion, primarily reflecting higher funding utilization by the business divisions, partly offset by various debt issuances and rebalancing within our high-quality liquid assets (HQLA) portfolio. Other assets decreased by CHF 5 billion, mainly resulting from the aforementioned completion of the sale of a life insurance subsidiary. Receivables from securities financing transactions decreased by CHF 5 billion, primarily due to a client-driven reduction in our Foreign Exchange, Rates and Credit business within the Investment Bank. Lending assets decreased by CHF 1 billion as an increase in Lombard lending in Wealth Management was more than offset by currency effects.

PRVs were broadly unchanged as a CHF 6 billion increase in Foreign Exchange, Rates and Credit, mainly related to foreign exchange contracts and primarily reflecting currency market movements, was mostly offset by a CHF 5 billion reduction in our Non-core and Legacy Portfolio, reflecting trade terminations, maturities and fair value changes, mainly related to interest rate contracts. Trading portfolio assets, as well as financial assets designated at fair value, available for sale and held to maturity, were also broadly unchanged as client-driven increases, primarily in the Investment Bank, were offset by currency effects.

→   Refer to the “Consolidated financial statements” section of this report for more information

IFRS balance sheet assets
	As of			% change from
CHF billion	30.6.17	31.3.17	31.12.16	31.3.17	31.12.16
Cash and balances with central banks	100.1	108.9	107.8	(8)	(7)
Lending¹	322.7	323.3	319.5	0	1
Securities financing transactions²	90.4	95.5	81.4	(5)	11
Trading portfolio	107.7	107.2	96.6	0	11
Positive replacement values	121.9	121.5	158.4	0	(23)
Financial assets at FV / AFS / HTM³	74.6	74.3	90.3	0	(17)
Other assets⁴	73.5	78.8	81.1	(7)	(9)
Total IFRS assets	890.8	909.6	935.0	(2)	(5)

1 Consists of amounts due from banks and loans.    2 Consists of reverse repurchase agreements and cash collateral on securities borrowed.    3 Consists of financial assets designated at fair value, financial assets available for sale and financial assets held to maturity.    4 Includes cash collateral receivables on derivative instruments and prime brokerage receivables.

Balance sheet, liquidity and funding management

Liquidity coverage ratio

In the second quarter of 2017, our liquidity coverage ratio (LCR) increased 3 percentage points to 131%, remaining above the 110% Group LCR minimum communicated by FINMA. The increase in LCR primarily resulted from a decrease in net cash outflows, mainly related to secured lending, financial liabilities designated at fair value and customer deposits. This decrease was partly offset by a reduction in eligible HQLA, resulting from increased liquidity requirements applicable to our US operations.

→   Refer to the “Treasury management” section of our Annual Report 2016 for more information on liquidity management and the liquidity coverage ratio

Liquidity coverage ratio
CHF billion, except where indicated	Average 2Q17	Average 1Q17

High-quality liquid assets¹
Cash balances²	114	107
Securities	80	90
of which: on-balance sheet³	64	76
of which: off-balance sheet	16	14
Total high-quality liquid assets⁴	194	197

Cash outflows⁵
Retail deposits and deposits from small business customers	25	26
Unsecured wholesale funding	113	114
Secured wholesale funding	77	77
Other cash outflows	51	52
Total cash outflows	266	269

Cash inflows⁵
Secured lending	77	74
Inflows from fully performing exposures	31	32
Other cash inflows	10	10
Total cash inflows	118	115

Liquidity coverage ratio
High-quality liquid assets	194	197
Net cash outflows	148	154
Liquidity coverage ratio (%)	131	128

1 Calculated after the application of haircuts.    2 Includes cash and balances with central banks and other eligible balances as prescribed by FINMA.    3 Includes financial assets designated at fair value, available for sale and held to maturity and trading portfolio assets.    4 Calculated in accordance with FINMA requirements.    5 Calculated after the application of inflow and outflow rates.

Liabilities and funding management

Liabilities

Total liabilities decreased by CHF 17 billion to CHF 838 billion as of 30 June 2017. Customer deposits decreased by CHF 15 billion, primarily in Wealth Management Americas, resulting from the shift of customer sweep deposit balances in excess of insured limits to third-party banks and seasonal outflows. Other liabilities decreased by CHF 5 billion, mainly due to the aforementioned completion of the sale of a life insurance subsidiary, partly offset by an increase in cash collateral payables on derivative instruments. Long-term debt issued decreased by CHF 4 billion, mainly driven by a CHF 2 billion reduction in financial liabilities designated at fair value, primarily in our Foreign Exchange, Rates and Credit business, and currency effects. Long-term debt issued held at amortized cost was broadly unchanged as the maturity of CHF 5.2 billion equivalent of US dollar- and euro-denominated senior unsecured debt and the maturity of a USD 0.2 billion non-Basel III-compliant tier 2 capital instrument were mostly offset by the issuance of CHF 0.4 billion of Swiss franc-denominated senior unsecured debt that contributes to our total loss-absorbing capacity (TLAC) and CHF 4.8 billion equivalent of US dollar-denominated senior unsecured debt. Trading portfolio liabilities decreased by CHF 3 billion, primarily due to client-driven reductions in our Equities and Foreign Exchange, Rates and Credit businesses.

These decreases were partly offset by an CHF 11 billion increase in short-term borrowings, mainly reflecting net issuances of both commercial paper and certificates of deposit.

Negative replacement values were broadly unchanged, in line with PRVs.

The “Funding by product and currency” table and the “Asset funding” chart on the following page provide more information on our funding sources.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information on capital and senior debt instruments

→   Refer to the “Consolidated financial statements” section of this report for more information

Equity

Equity attributable to shareholders decreased by CHF 1,917 million to CHF 51,744 million.

Total comprehensive income attributable to shareholders was CHF 89 million, reflecting net profit of CHF 1,174 million, largely offset by negative other comprehensive income (OCI) of CHF 1,086 million. OCI included negative foreign currency translation OCI of CHF 971 million, negative OCI related to financial assets available for sale of CHF 115 million, negative OCI related to own credit of CHF 73 million and negative cash flow hedge OCI of CHF 35 million, partly offset by defined benefit plan OCI of CHF 108 million.

Share premium decreased by CHF 2,037 million, mainly due to the payment of CHF 2,229 million to shareholders out of the capital contribution reserve of UBS Group AG, partly offset by employee share-based compensation, which increased share premium by CHF 184 million, mainly due to the amortization of deferred equity compensation awards.

Net treasury share activity increased equity attributable to shareholders by CHF 31 million.

→   Refer to the “Consolidated financial statements” and “Group performance” sections of this report for more information

IFRS balance sheet liabilities and equity
	As of			% change from
CHF billion	30.6.17	31.3.17	31.12.16	31.3.17	31.12.16
Short-term borrowings¹	55.5	44.1	36.8	26	51
Securities financing transactions²	13.8	13.7	9.4	1	47
Trading portfolio	25.3	28.6	22.8	(11)	11
Negative replacement values	119.0	120.0	153.8	(1)	(23)
Due to customers	404.3	419.4	423.7	(4)	(5)
Long-term debt issued³	132.1	136.0	132.5	(3)	0
Other liabilities⁴	88.4	93.6	101.7	(6)	(13)
Total IFRS liabilities	838.4	855.3	880.7	(2)	(5)
Share capital	0.4	0.4	0.4	0	0
Share premium	25.6	27.6	28.3	(7)	(9)
Treasury shares	(2.2)	(2.2)	(2.2)	(1)	(3)
Retained earnings	34.1	32.9	31.7	4	7
Other comprehensive income⁵	(6.1)	(5.0)	(4.5)	22	37
Total IFRS equity attributable to shareholders	51.7	53.7	53.6	(4)	(4)
IFRS equity attributable to non-controlling interests	0.7	0.7	0.7	2	2
Total IFRS equity	52.4	54.3	54.3	(4)	(3)
Total IFRS liabilities and equity	890.8	909.6	935.0	(2)	(5)

1 Consists of short-term debt issued and amounts due to banks.    2 Consists of repurchase agreements and cash collateral on securities lent.    3 Consists of long-term debt issued held at amortized cost and financial liabilities designated at fair value. The classification of debt issued into short-term and long-term does not consider any early redemption features.    4 Includes cash collateral payables on derivative instruments and prime brokerage payables.    5 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.

Balance sheet, liquidity and funding management

Net stable funding ratio

As of 30 June 2017, our estimated pro forma net stable funding ratio (NSFR) was 110%, a decrease of 1 percentage point from 31 March 2017, primarily reflecting a decrease in available funding, mainly driven by deposit reductions, partly offset by a decrease in required funding.

The calculation of our pro forma NSFR includes estimates of the effect of the Basel Committee on Banking Supervision rules and interpretation and will be refined as FINMA NSFR rules are finalized, regulatory interpretations evolve and as new models and associated systems are enhanced. Our pro forma NSFR does not consider the proposed NSFR regulation in Switzerland, for which the consultation period recently closed. The proposed regulation contemplates an effective date of 1 January 2018; however, we expect the effective date to be postponed. If implemented as proposed, the new requirements are expected to have a moderate negative impact on our Group NSFR and could result in a significant increase in long-term funding requirements on a legal entity level.

→   Refer to the “Recent developments” section of our first quarter 2017 report for more information on the implementation of the net stable funding ratio in Switzerland

→   Refer to the “Treasury management” section of our Annual Report 2016 for more information on the net stable funding ratio

Pro forma net stable funding ratio
CHF billion, except where indicated	30.6.17	31.3.17
Available stable funding	433	440
Required stable funding	393	395
Pro forma net stable funding ratio (%)	110	111

Funding by product and currency
	CHF billion		As a percentage of total funding sources (%)
	All currencies		All currencies		CHF		EUR		USD		Other
	30.6.17	31.3.17	30.6.17	31.3.17	30.6.17	31.3.17	30.6.17	31.3.17	30.6.17	31.3.17	30.6.17	31.3.17
Short-term borrowings	55.5	44.1	8.3	6.5	0.5	0.5	2.0	1.2	4.2	3.7	1.7	1.1
of which: due to banks	11.6	8.7	1.7	1.3	0.4	0.4	0.3	0.2	0.8	0.5	0.3	0.2
of which: short-term debt issued¹	43.9	35.4	6.6	5.2	0.1	0.1	1.7	1.0	3.4	3.2	1.4	0.9
Securities financing transactions	13.8	13.7	2.1	2.0	0.0	0.0	0.3	0.5	1.4	1.4	0.4	0.2
of which: securities lending	2.5	3.1	0.4	0.5	0.0	0.0	0.0	0.1	0.3	0.4	0.0	0.0
of which: repurchase agreements	11.3	10.6	1.7	1.6	0.0	0.0	0.3	0.4	1.0	1.0	0.4	0.2
Cash collateral payables on derivative instruments	31.5	29.9	4.7	4.4	0.1	0.1	1.6	1.3	2.1	2.2	0.9	0.8
Due to customers	404.3	419.4	60.6	62.2	25.0	24.7	7.3	7.6	23.0	24.5	5.3	5.4
of which: demand deposits	189.8	193.6	28.4	28.7	9.0	9.1	6.4	6.5	9.0	9.2	3.9	3.9
of which: retail savings / deposits	158.9	168.8	23.8	25.0	14.7	14.2	0.8	0.8	8.3	10.0	0.0	0.0
of which: time deposits	49.1	50.3	7.4	7.5	1.1	1.4	0.1	0.2	4.9	4.6	1.3	1.3
of which: fiduciary deposits	6.5	6.6	1.0	1.0	0.0	0.0	0.0	0.1	0.8	0.7	0.1	0.1
Long-term debt issued²	132.1	136.0	19.8	20.2	2.0	1.9	4.4	5.0	12.2	12.1	1.2	1.2
Prime brokerage payables	30.1	31.5	4.5	4.7	0.1	0.1	0.5	0.5	2.7	2.9	1.2	1.2
Total	667.3	674.5	100.0	100.0	27.6	27.3	16.1	16.1	45.6	46.7	10.7	9.9

1 Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.    2 Long-term debt issued also includes debt with a remaining time to maturity of less than one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.

Capital management

This section should be read in conjunction with the “Capital management” section of our Annual Report 2016, which provides more information about our strategy, objectives and governance for capital management.

Disclosures in this section are provided for UBS Group AG on a consolidated basis and focus on information in accordance with the Basel III framework as applicable to Swiss systemically relevant banks (SRBs).

Information in accordance with the Basel Committee on Banking Supervision framework for UBS Group AG consolidated is provided in our UBS Group AG and significant regulated subsidiaries and sub-groups second quarter 2017 Pillar 3 report under “Pillar 3 disclosures” at www.ubs.com/investors, and in our UBS Group AG 2017 semiannual Pillar 3 report, which will be available at the same location from 3 August 2017.

Capital and other regulatory information for UBS AG consolidated is provided in the UBS AG second quarter 2017 report, which will be available from 3 August 2017 under “Quarterly reporting” at www.ubs.com/investors.

Capital and other regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Limited standalone and UBS Americas Holding LLC consolidated is provided in the aforementioned UBS Group AG and significant regulated subsidiaries and sub-groups second quarter 2017 Pillar 3 report.

Requirements and capital adequacy information

Information on the Swiss SRB capital framework and on Swiss SRB going and gone concern requirements that are being phased in until the end of 2019 is provided in the “Capital management” section of our Annual Report 2016. These requirements are also applicable to UBS AG consolidated and UBS Switzerland AG standalone.

The table below provides the risk-weighted assets (RWA)- and leverage ratio denominator (LRD)-based requirements and information as of 30 June 2017.

Swiss SRB going and gone concern requirements and information¹
	Swiss SRB, including transitional arrangements (phase-in)
As of 30.6.17	RWA				LRD
CHF million, except where indicated	Requirement (%)	Actual (%)	Requirement	Eligible	Requirement (%)	Actual (%)	Requirement	Eligible
Common equity tier 1 capital	9.22	14.82	21,917	35,243	2.60	4.08	22,437	35,243
Maximum high-trigger loss-absorbing additional tier 1 capital²˒³	3.00	6.92	7,135	16,456	0.90	1.91	7,767	16,456
of which: high-trigger loss-absorbing additional tier 1 capital		2.73		6,485		0.75		6,485
of which: low-trigger loss-absorbing additional tier 1 capital		0.44		1,035		0.12		1,035
of which: high-trigger loss-absorbing tier 2 capital		0.36		856		0.10		856
of which: low-trigger loss-absorbing tier 2 capital		3.40		8,080		0.94		8,080
Total going concern capital	12.22⁴	21.74	29,052	51,700	3.50⁵	5.99	30,204	51,700
Base gone concern loss-absorbing capacity, including applicable add-ons	6.20⁶	10.45	14,745	24,847	2.00⁶	2.88	17,260	24,847
Total gone concern loss-absorbing capacity	6.20	10.45	14,745	24,847	2.00	2.88	17,260	24,847
Total loss-absorbing capacity	18.42	32.19	43,796	76,547	5.50	8.87	47,464	76,547

	Swiss SRB as of 1.1.20 (fully applied)
As of 30.6.17	RWA				LRD
CHF million, except where indicated	Requirement (%)	Actual (%)	Requirement	Eligible	Requirement (%)	Actual (%)	Requirement	Eligible
Common equity tier 1 capital	10.22	13.47	24,181	31,887	3.50	3.70	30,131	31,887
Maximum high-trigger loss-absorbing additional tier 1 capital²	4.30	3.71	10,178	8,780	1.50	1.02	12,913	8,780
of which: high-trigger loss-absorbing additional tier 1 capital		2.74		6,485		0.75		6,485
of which: low-trigger loss-absorbing additional tier 1 capital		0.97		2,295		0.27		2,295
Total going concern capital	14.52⁷	17.18	34,359	40,668	5.00⁸	4.72	43,044	40,668
Base gone concern loss-absorbing capacity, including applicable add-ons	14.30	14.01	33,848	33,151	5.00	3.85	43,044	33,151
Total gone concern loss-absorbing capacity	14.30	14.01	33,848	33,151	5.00	3.85	43,044	33,151
Total loss-absorbing capacity	28.82	31.19	68,206	73,819	10.00	8.57	86,088	73,819

1 This table does not include the effect of any gone concern requirement rebate.    2 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which under the transitional rules of the Swiss SRB framework will remain available to meet the going concern requirements until their first call date, even if the first call date is after 31 December 2019. From their first call date, they may be used to meet the gone concern requirements. Low-trigger loss-absorbing AT1 capital was partly offset by required deductions for goodwill on a phase-in basis.    3 Includes outstanding high- and low-trigger loss-absorbing tier 2 capital instruments, which under the transitional rules of the Swiss SRB framework will remain available to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019. As of 1 January 2020, these instruments may be used to meet the gone concern requirements until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    4 Consists of a minimum capital requirement of 8% and a buffer capital requirement of 4.22%, including the effect of countercyclical buffers of 0.22%.    5 Consists of a minimum leverage ratio requirement of 3% and a buffer leverage ratio requirement of 0.5%.    6 Includes applicable add-ons of 0.36% for RWA and 0.13% for leverage ratio denominator (LRD).    7 Consists of a minimum capital requirement of 8% and a buffer capital requirement of 6.52%, including the effect of countercyclical buffers of 0.22% and applicable add-ons of 1.44%.    8 Consists of a minimum leverage ratio requirement of 3% and a buffer leverage ratio requirement of 2%, including applicable add-ons of 0.5%.

Capital management

Loss-absorbing capacity

Swiss SRB going and gone concern information
	Swiss SRB, including transitional arrangements (phase-in)			Swiss SRB as of 1.1.20 (fully applied)
CHF million, except where indicated	30.6.17	31.3.17	31.12.16	30.6.17	31.3.17	31.12.16

Going concern capital
Common equity tier 1 capital	35,243	34,841	37,788	31,887	31,311	30,693
High-trigger loss-absorbing additional tier 1 capital	6,485	6,692	6,512¹	6,485	6,692	6,809
Low-trigger loss-absorbing additional tier 1 capital	1,035²	1,009²	0¹	2,295	2,313	2,342
Total loss-absorbing additional tier 1 capital	7,521	7,701	6,512	8,780	9,005	9,151
Total tier 1 capital	42,764	42,542	44,299	40,668	40,317	39,844
High-trigger loss-absorbing tier 2 capital	856	878	891
Low-trigger loss-absorbing tier 2 capital	8,080	8,238	10,402
Total tier 2 capital	8,936	9,116	11,293
Total going concern capital	51,700	51,658	55,593	40,668	40,317	39,844

Gone concern loss-absorbing capacity
Non-Basel III-compliant tier 1 capital³	657	641	642	657	641	642
Total tier 1 capital	657	641	642	657	641	642
High-trigger loss-absorbing tier 2 capital				224	230	679
Low-trigger loss-absorbing tier 2 capital				8,080	8,238	10,402
Non-Basel III-compliant tier 2 capital³	669	688	698	669	688	698
Total tier 2 capital	669	688	698	8,973	9,156	11,779
TLAC-eligible senior unsecured debt	23,521	23,531	16,890	23,521	23,531	16,890
Total gone concern loss-absorbing capacity	24,847	24,860	18,229	33,151	33,328	29,311

Total loss-absorbing capacity
Total loss-absorbing capacity	76,547	76,517	73,822	73,819	73,645	69,154

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	237,818	223,137	225,412	236,697	221,785	222,677
Leverage ratio denominator	862,975	883,408	874,925	860,879	881,183	870,470

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	21.7	23.2	24.7	17.2	18.2	17.9
of which: common equity tier 1 capital ratio	14.8	15.6	16.8	13.5	14.1	13.8
Gone concern loss-absorbing capacity ratio	10.4	11.1	8.1	14.0	15.0	13.2
Total loss-absorbing capacity ratio	32.2	34.3	32.7	31.2	33.2	31.1

Leverage ratios (%)
Going concern leverage ratio	6.0	5.8	6.4	4.7	4.6	4.6
of which: common equity tier 1 leverage ratio	4.1	3.9	4.3	3.7	3.6	3.5
Gone concern leverage ratio	2.9	2.8	2.1	3.9	3.8	3.4
Total loss-absorbing capacity leverage ratio	8.9	8.7	8.4	8.6	8.4	7.9

1 High-trigger loss-absorbing additional tier 1 (AT1) capital of CHF 6,809 million and low-trigger loss-absorbing AT1 capital of CHF 2,342 million were partly offset by required deductions for goodwill of CHF 2,639 million.    2 Low-trigger loss-absorbing AT1 capital (30 June 2017: CHF 2,295 million; 31 March 2017: CHF 2,313 million) was partly offset by required deductions for goodwill (30 June 2017: CHF 1,260 million; 31 March 2017: CHF 1,304 million).    3 Non-Basel III-compliant tier 1 and tier 2 capital instruments qualify as gone concern instruments. Under the Swiss SRB rules, these instruments are no longer subject to phase-out. Instruments with a maturity date are eligible to meet the gone concern requirements until one year prior to maturity, with a haircut of 50% applied in the last year of eligibility.

Going concern capital

Our fully applied common equity tier 1 (CET1) capital increased by CHF 0.6 billion to CHF 31.9 billion as of 30 June 2017, mainly as a result of operating profit before tax, partly offset by accruals for capital returns to shareholders, tax effects, foreign currency translation effects and higher deductions for expected losses on the advanced IRB portfolio.

→   Refer to “Risk-weighted assets” in this section for more information on the implementation of changes to the probability of default and loss given default parameters impacting expected losses

Gone concern loss-absorbing capacity

During the second quarter of 2017, our fully applied gone concern loss-absorbing capacity decreased by CHF 0.2 billion to CHF 33.2 billion. The issuance of CHF 0.4 billion senior unsecured debt instruments that contribute to total loss-absorbing capacity (TLAC) was more than offset by foreign currency translation and other effects.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information on the eligibility of capital and senior unsecured debt instruments and on key features and terms and conditions of capital instruments

Loss-absorbing capacity and leverage ratios

During the second quarter of 2017, our fully applied CET1 capital ratio decreased 0.6 percentage points to 13.5% as of 30 June 2017, reflecting an increase in RWA of CHF 14.9 billion, partly offset by an increase of CHF 0.6 billion in CET1 capital.

In the second quarter of 2017, our fully applied CET1 leverage ratio increased 0.1 percentage points to 3.7% as of 30 June 2017, due to a CHF 20 billion decrease in LRD and a CHF 0.6 billion increase in CET1 capital.

On a phase-in basis, our CET1 capital ratio decreased 0.8 percentage points to 14.8%, while our CET1 leverage ratio increased 0.2 percentage points to 4.1%.

On a fully applied basis, our gone concern loss-absorbing capacity ratio decreased 1.0 percentage point to 14.0% primarily driven by the aforementioned increase in RWA. Our gone concern leverage ratio increased 0.1 percentage points to 3.9%.

Reconciliation IFRS equity to Swiss SRB common equity tier 1 capital
	Swiss SRB, including transitional arrangements (phase-in)			Swiss SRB as of 1.1.20 (fully applied)
CHF million	30.6.17	31.3.17	31.12.16	30.6.17	31.3.17	31.12.16
Total IFRS equity	52,437	54,340	54,302	52,437	54,340	54,302
Equity attributable to non-controlling interests	(693)	(679)	(682)	(693)	(679)	(682)
Deferred tax assets recognized for tax loss carry-forwards¹	(6,566)	(6,733)	(5,042)	(8,207)	(8,417)	(8,403)
Deferred tax assets on temporary differences, excess over threshold	(658)	(968)	(741)	(1,112)	(1,509)	(1,835)
Goodwill, net of tax¹˒²	(5,039)	(5,217)	(3,959)	(6,298)	(6,521)	(6,599)
Intangible assets, net of tax	(199)	(218)	(241)	(199)	(218)	(241)
Unrealized (gains) / losses from cash flow hedges, net of tax	(739)	(774)	(972)	(739)	(774)	(972)
Compensation-related components (not recognized in net profit)	(1,401)	(1,236)	(1,589)	(1,401)	(1,236)	(1,589)
Unrealized own credit related to financial liabilities designated at fair value, net of tax, and replacement values	58	(67)	(294)	58	(67)	(294)
Unrealized gains related to financial assets available for sale, net of tax	(175)	(288)	(262)	(175)	(288)	(262)
Prudential valuation adjustments	(69)	(72)	(68)	(69)	(72)	(68)
Consolidation scope	(53)	(131)	(129)	(53)	(131)	(129)
Accruals for dividends to shareholders for 2016	0	(2,250)	(2,250)	0	(2,250)	(2,250)
Expected losses on advanced internal ratings-based portfolio less general provisions	(511)	(399)	(356)	(511)	(399)	(356)
Other³	(1,149)	(467)	71	(1,149)	(467)	71
Total common equity tier 1 capital	35,243	34,841	37,788	31,887	31,311	30,693

1 As of 30 June 2017 and 31 March 2017, the phase-in deduction applied was 80%; as of 31 December 2016, the phase-in deduction applied was 60%.    2 Includes goodwill related to significant investments in financial institutions of CHF 331 million (31 March 2017: CHF 340 million; 31 December 2016: CHF 342 million).    3 Includes accruals for dividends to shareholders for the current year and other items.

Capital management

Post-stress CET1 capital ratio

We are committed to total capital returns to shareholders of at least 50% of net profit attributable to shareholders, provided that we maintain a fully applied CET1 capital ratio of at least 13% and consistent with our objective of maintaining a post-stress fully applied CET1 capital ratio of at least 10%. Our post-stress CET1 capital ratio exceeded the 10% objective as of 30 June 2017.

Swiss SRB total loss-absorbing capacity movement
CHF million	Swiss SRB, including transitional arrangements (phase-in)	Swiss SRB as of 1.1.20 (fully applied)

Going concern capital
Common equity tier 1 capital as of 31.3.17	34,841	31,311
Operating profit before tax	1,502	1,502
Current tax (expense) / benefit	(194)	(194)
Foreign currency translation effects	(402)	(290)
Expected loss on advanced IRB portfolio less general provisions	(113)	(113)
Defined benefit plans	91	91
Compensation-related capital and share premium components	23	23
Other	(503)	(442)
Common equity tier 1 capital as of 30.6.17	35,243	31,887
Loss-absorbing additional tier 1 capital as of 31.3.17	7,701	9,005
Foreign currency translation and other effects	(180)	(225)
Loss-absorbing additional tier 1 capital as of 30.6.17	7,521	8,780
Tier 2 capital as of 31.3.17	9,116
Foreign currency translation and other effects	(180)
Tier 2 capital as of 30.6.17	8,936
Total going concern capital as of 31.3.17	51,658	40,317
Total going concern capital as of 30.6.17	51,700	40,668

Gone concern loss-absorbing capacity
Tier 1 capital as of 31.3.17	641	641
Foreign currency translation and other effects	16	16
Tier 1 capital as of 30.6.17	657	657
Tier 2 capital as of 31.3.17	688	9,156
Foreign currency translation and other effects	(18)	(183)
Tier 2 capital as of 30.6.17	669	8,973
TLAC-eligible senior unsecured debt as of 31.3.17	23,531	23,531
Issuance of a TLAC-eligible senior unsecured debt instrument	400	400
Foreign currency translation and other effects	(410)	(410)
TLAC-eligible senior unsecured debt as of 30.6.17	23,521	23,521
Total gone concern loss-absorbing capacity as of 31.3.17	24,860	33,328
Total gone concern loss-absorbing capacity as of 30.6.17	24,847	33,151

Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.3.17	76,517	73,645
Total loss-absorbing capacity as of 30.6.17	76,547	73,819

Additional information

Sensitivity to currency movements

Risk-weighted assets

We estimate that a 10% depreciation of the Swiss franc against other currencies would have increased our fully applied RWA by CHF 11 billion and our fully applied CET1 capital by CHF 1.2 billion as of 30 June 2017 (31 March 2017: CHF 9 billion and CHF 1.2 billion, respectively) and reduced our fully applied CET1 capital ratio by 11 basis points (31 March 2017: 6 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would have reduced our fully applied RWA by CHF 10 billion and our fully applied CET1 capital by CHF 1.1 billion (31 March 2017: CHF 9 billion and CHF 1.1 billion, respectively) and increased our fully applied CET1 capital ratio by 11 basis points (31 March 2017: 6 basis points).

→   Refer to “Active management of sensitivity to currency movements” in the “Capital management” section of our Annual Report 2016 for more information

Leverage ratio denominator

We estimate that a 10% depreciation of the Swiss franc against other currencies would have increased our fully applied LRD by CHF 64 billion (31 March 2017: CHF 66 billion) and reduced our fully applied Swiss SRB going concern leverage ratio by 11 basis points (31 March 2017: 10 basis points). Conversely, we estimate that a 10% appreciation of the Swiss franc against other currencies would have reduced our fully applied LRD by CHF 58 billion (31 March 2016: CHF 59 billion) and increased our fully applied Swiss SRB going concern leverage ratio by 11 basis points (31 March 2017: 10 basis points).

→   Refer to “Active management of sensitivity to currency movements” in the “Capital management” section of our Annual Report 2016 for more information

The aforementioned sensitivities do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Note 14 Provisions and contingent liabilities” to our consolidated financial statements. This is an estimated amount and is not related to and should not be considered in addition to these provisions and contingent liabilities. We have utilized for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at CHF 4.9 billion as of 30 June 2017. This estimate does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of UBS’s actual exposure in any of these matters.

→   Refer to “Note 14  Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

Capital management

Risk-weighted assets

During the second quarter of 2017, fully applied risk-weighted assets (RWA) increased by CHF 14.9 billion to CHF 236.7 billion, driven by methodology, policy changes and model updates of CHF 14.0 billion and asset size and other movements of CHF 6.3 billion, partly offset by currency effects of CHF 2.9 billion and a reduction in regulatory add-ons of CHF 2.5 billion.

Movement in fully applied risk-weighted assets by key driver
CHF billion	RWA as of 31.3.17	Currency effects	Methodology, policy changes and model updates	Regulatory add-ons	Asset size and other¹	RWA as of 30.6.17
Credit risk	116.4	(2.5)	13.7	(2.1)	1.3	126.8
Non-counterparty-related risk	16.7	(0.3)			0.5	16.8
Market risk	9.3		0.3	(0.4)	4.5	13.7
Operational risk	79.4		0.0		0.0	79.4
Total	221.8	(2.9)	14.0	(2.5)	6.3	236.7

1 Includes the Pillar 3 categories “Asset size,” “Credit quality of counterparties,” “Acquisitions and disposals” and “Other.” Refer to the UBS Group AG and significant regulated subsidiaries and sub-groups second quarter 2017 Pillar 3 report under “Pillar 3 disclosures” at www.ubs.com/investors for more information.

Credit risk

Credit risk RWA increased by CHF 10.4 billion to CHF 126.8 billion as of 30 June 2017.

RWA increased by CHF 13.7 billion due to methodology, policy changes and model updates. An increase of CHF 5.1 billion resulted from the implementation of changes to the probability of default (PD) and loss given default (LGD) parameters for income-producing real estate exposures (IPRE), of which CHF 4.3 billion was in Personal & Corporate Banking and CHF 0.8 billion in Wealth Management. A CHF 4.7 billion increase resulted from changes to LGD parameters for exposures to multinationals, sovereigns and financial institutions, of which CHF 3.6 billion was in the Investment Bank. An increase of CHF 2.5 billion was due to higher RWA for derivative exposures, driven by an update of the stress period used for the Basel III exposure-at-default calculation, mainly in the Investment Bank. Furthermore, a CHF 0.9 billion increase was driven by the implementation of changes to PD and LGD parameters for Lombard exposures in Wealth Management and of revised credit conversion factors (CCFs) for construction loans in Personal & Corporate Banking.

These increases were partly offset by a net CHF 2.1 billion reduction in FINMA regulatory add-ons, which were reduced by CHF 2.0 billion in Personal & Corporate Banking, CHF 0.4 billion in Wealth Management and CHF 0.5 billion in the Investment Bank, following FINMA approval of the aforementioned updates to PD and LGD parameters. Regulatory add-ons from internal ratings-based (IRB) multipliers increased by CHF 0.8 billion, primarily on Investment Bank exposures to corporates.

We anticipate that additional methodology changes and model updates, including the remainder of the adjustments to the PD and LGD factors, CCF and scheduled increases in the FINMA-required multiplier for Investment Bank exposures to corporates will increase credit risk RWA by around CHF 4 billion in the second half of 2017. The extent and timing of further RWA increases may vary as methodology changes and model updates are completed and receive regulatory approval, and regulatory-imposed multipliers are adjusted. In addition, changes in composition of the relevant portfolios and other factors will affect our RWA. Our estimates of future regulatory-driven RWA increases do not reflect mitigating actions that we may take or further proposed changes to the Basel framework.

→   Refer to “Credit risk models” in the “Risk management and control” section of our Annual Report 2016 for more information on loss given default, probability of default, credit conversion factors and exposure at default

Market risk

Market risk RWA increased by CHF 4.5 billion due to asset size and other movements, mainly as a result of higher average stressed value-at-risk (SVaR) levels observed during the quarter, primarily in the Investment Bank’s Equities and Foreign Exchange, Rates and Credit businesses.

In the second half of 2017, we currently expect changes to the risks-not-in-VaR charge, which will be subject to FINMA approval. Based on our current estimates, this is expected to result in an RWA increase of approximately CHF 2 billion, with an additional similar effect in 2018.

→   Refer to the “Risk management and control” section of this report and the UBS Group AG and significant regulated subsidiaries and sub-groups second quarter 2017 Pillar 3 report under “Pillar 3 disclosures” at www.ubs.com/investors  for more information on market risk developments

Operational risk

Operational risk RWA were unchanged at CHF 79.4 billion.

→   Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2016 for more information on the advanced measurement approach model

Risk-weighted assets by business division and Corporate Center unit
CHF billion	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non- core and Legacy Portfolio	Total RWA
	30.6.17
Credit risk	15.0	9.4	42.8	1.6	42.2	1.6	8.9	5.4	126.8
Advanced IRB approach¹	11.3	4.4	41.1	1.1	38.9	0.3	6.9	3.9	107.8
Standardized approach²	3.6	5.0	1.8	0.6	3.3	1.3	2.0	1.5	19.0
Non-counterparty-related risk³	0.1	0.0	0.1	0.0	0.0	17.8	0.0	0.0	17.9
Market risk	0.0	1.3	0.0	0.0	12.9	(2.9)⁴	0.5	1.8	13.7
Operational risk	13.5	13.5	4.0	2.4	19.8	13.3	2.5	10.3	79.4
RWA, phase-in	28.5	24.2	46.9	4.0	74.9	29.8	12.0	17.5	237.8
Phase-out items⁵	0.0	0.0	0.0	0.0	0.0	(1.1)	0.0	0.0	(1.1)
RWA, fully applied⁶	28.5	24.2	46.9	4.0	74.9	28.7	12.0	17.5	236.7
RWA held by CC – Group ALM on behalf of business divisions and other CC units⁷	1.4	0.9	1.1	0.1	0.7	0.0	(4.2)	0.0	0.0
RWA after allocation from CC – Group ALM to business divisions and other CC units	29.9	25.1	47.9	4.1	75.7	28.7	7.8	17.5	236.7

	31.3.17
Credit risk	13.8	9.5	40.4	1.7	36.7	1.5	7.5	5.4	116.4
Advanced IRB approach¹	10.0	4.5	38.5	1.0	33.2	0.3	5.8	4.1	97.5
Standardized approach²	3.8	5.0	1.9	0.6	3.6	1.2	1.6	1.3	18.9
Non-counterparty-related risk³	0.1	0.0	0.1	0.0	0.0	17.8	0.0	0.0	18.0
Market risk	0.0	1.0	0.0	0.0	8.8	(2.4)⁴	0.5	1.4	9.3
Operational risk	13.5	13.5	4.0	2.4	19.8	13.3	2.5	10.3	79.4
RWA, phase-in	27.4	24.1	44.4	4.1	65.4	30.2	10.5	17.1	223.1
Phase-out items⁵	0.0	0.0	0.0	0.0	0.0	(1.4)	0.0	0.0	(1.4)
RWA, fully applied⁶	27.4	24.1	44.4	4.1	65.4	28.9	10.5	17.1	221.8
RWA held by CC – Group ALM on behalf of business divisions and other CC units⁷	1.3	1.0	1.1	0.1	0.8	0.0	(4.3)	0.0	0.0
RWA after allocation from CC – Group ALM to business divisions and other CC units	28.7	25.1	45.5	4.1	66.2	28.9	6.2	17.2	221.8

	30.6.17 vs 31.3.17
Credit risk	1.2	(0.1)	2.4	(0.1)	5.5	0.1	1.4	0.0	10.4
Advanced IRB approach¹	1.3	(0.1)	2.6	0.1	5.7	0.0	1.1	(0.2)	10.3
Standardized approach²	(0.2)	0.0	(0.1)	0.0	(0.3)	0.1	0.4	0.2	0.1
Non-counterparty-related risk³	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)
Market risk	0.0	0.3	0.0	0.0	4.1	(0.5)	0.0	0.4	4.4
Operational risk	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
RWA, phase-in	1.1	0.1	2.5	(0.1)	9.5	(0.4)	1.5	0.4	14.7
Phase-out items⁵	0.0	0.0	0.0	0.0	0.0	0.3	0.0	0.0	0.3
RWA, fully applied⁶	1.1	0.1	2.5	(0.1)	9.5	(0.2)	1.5	0.4	14.9
RWA held by CC – Group ALM on behalf of business divisions and other CC units⁷	0.1	(0.1)	0.0	0.0	(0.1)	0.0	0.1	0.0	0.0
RWA after allocation from CC – Group ALM to business divisions and other CC units	1.2	0.0	2.4	0.0	9.5	(0.2)	1.6	0.3	14.9

1 Includes equity exposures in the banking book according to the simple risk weight method.    2 Includes settlement risk and business transfers.    3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (30 June 2017: CHF 9.4 billion; 31 March 2017: CHF 9.6 billion), property, equipment and software (30 June 2017: CHF 8.4 billion; 31 March 2017: CHF 8.3 billion) and other items (30 June 2017: CHF 0.1 billion; 31 March 2017: CHF 0.2 billion).    4 Corporate Center – Services market risk RWA were negative, as they included the effect of portfolio diversification across businesses.    5 Phase-out items are entirely related to non-counterparty-related risk RWA.    6 RWA held by business division and Corporate Center unit.    7 Represents RWA held by Corporate Center – Group ALM that are directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework“ in the “Capital management“ section of our Annual Report 2016 for more information.

Capital management

Leverage ratio denominator

During the second quarter of 2017, the fully applied leverage ratio denominator (LRD) decreased by CHF 20 billion to CHF 861 billion, driven by currency effects of CHF 16 billion, asset size and other movements of CHF 3 billion and incremental netting and collateral mitigation of CHF 2 billion.

Movement in the fully applied leverage ratio denominator by key driver
CHF billion	LRD as of 31.3.17	Currency effects	Incremental netting and collateral mitigation	Asset size and other	LRD as of 30.6.17
On-balance sheet exposures (excluding derivative exposures and SFTs)¹	638.2	(11.1)		1.3	628.5
Derivative exposures	102.7	(1.8)	(1.3)	0.0	99.7
Securities financing transactions	120.8	(2.7)	(0.2)	(2.0)	115.8
Off-balance sheet items	36.8	(0.9)		(2.5)	33.4
Deduction items	(17.4)	0.6		0.2	(16.5)
Total	881.2	(15.8)	(1.5)	(3.0)	860.9

1 Excludes positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.

Currency effects mainly reflect the weakening of the US dollar against the Swiss franc. The LRD movements described below exclude currency effects.

The decrease from asset size and other movements of CHF 3 billion was driven by a reduction of CHF 3 billion in off-balance sheet items and a decrease of CHF 2 billion in securities financing transactions (SFTs), partly offset by higher on-balance sheet exposures (excluding derivatives and SFTs) of CHF 1 billion.

Off-balance sheet items decreased by CHF 3 billion primarily due to client-driven reductions, mainly in the Investment Bank.

The decrease of CHF 2 billion in SFTs was primarily due to client-driven reductions in our Foreign Exchange, Rates and Credit business within the Investment Bank.

On-balance sheet exposures (excluding derivatives and SFTs) increased by CHF 1 billion due to client-driven increases of CHF 5 billion in trading portfolio assets and financial assets designated at fair value, available for sale and held to maturity, mainly in the Investment Bank, as well as due to higher lending assets of CHF 4 billion, primarily relating to Lombard lending in Wealth Management. These increases were largely offset by a decrease in cash and balances with central banks of CHF 8 billion, primarily reflecting higher funding utilization by the business divisions, partly offset by various debt issuances and rebalancing within our high-quality liquid assets portfolio.

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information on balance sheet movements

Leverage ratio denominator by business division and Corporate Center unit
CHF billion	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	CC – Services	CC – Group ALM	CC – Non- core and Legacy Portfolio	Total
	30.6.17
Total IFRS assets	114.1	63.5	137.4	12.7	232.9	23.2	253.1	54.0	890.8
Difference in scope of consolidation¹	0.0	(0.2)	0.0	(10.2)	(0.4)	(0.2)	0.2	0.0	(10.7)
Less: derivative exposures and SFTs²	(1.6)	(1.7)	(1.2)	0.0	(128.1)	0.0	(69.6)	(49.5)	(251.7)
On-balance sheet exposures	112.5	61.6	136.2	2.5	104.4	23.0	183.6	4.6	628.5
Derivative exposures	3.1	3.3	1.8	0.0	73.5	0.0	6.3	11.6	99.7
Securities financing transactions	0.0	0.8	0.0	0.0	45.7	0.0	67.8	1.4	115.8
Off-balance sheet items	3.6	0.8	11.6	0.0	16.1	0.1	0.9	0.3	33.4
Items deducted from Swiss SRB tier 1 capital						(14.4)			(14.4)
LRD, phase-in	119.3	66.6	149.5	2.5	239.7	8.7	258.7	17.9	863.0
Additional items deducted from Swiss SRB tier 1 capital						(2.1)			(2.1)
LRD, fully applied³	119.3	66.6	149.5	2.5	239.7	6.6	258.7	17.9	860.9
LRD held by CC – Group ALM on behalf of business divisions and other CC units⁴	51.2	15.3	39.2	1.9	27.6	0.0	(136.9)	1.7	0.0
LRD after allocation from CC – Group ALM to business divisions and other CC units	170.4	81.9	188.7	4.4	267.4	6.7	121.8	19.5	860.9

	31.3.17
Total IFRS assets	116.7	64.5	138.7	12.4	228.6	23.4	265.1	60.2	909.6
Difference in scope of consolidation¹	(5.1)	(0.2)	0.0	(9.6)	(0.4)	(0.1)	0.2	0.0	(15.3)
Less: derivative exposures and SFTs²	(1.3)	(1.9)	(1.5)	0.0	(126.0)	0.0	(70.1)	(55.2)	(256.1)
On-balance sheet exposures	110.3	62.4	137.2	2.7	102.2	23.3	195.2	5.0	638.2
Derivative exposures	2.9	3.2	2.3	0.0	75.6	0.0	6.2	12.5	102.7
Securities financing transactions	0.0	1.3	0.0	0.0	48.9	0.0	68.5	2.0	120.8
Off-balance sheet items	3.6	0.9	11.5	0.0	18.4	0.1	1.9	0.3	36.8
Items deducted from Swiss SRB tier 1 capital						(15.1)			(15.1)
LRD, phase-in	116.9	67.9	151.0	2.7	245.1	8.3	271.8	19.8	883.4
Additional items deducted from Swiss SRB tier 1 capital						(2.2)			(2.2)
LRD, fully applied³	116.9	67.9	151.0	2.7	245.1	6.1	271.8	19.8	881.2
LRD held by CC – Group ALM on behalf of business divisions and other CC units⁴	49.4	23.5	41.1	2.1	32.4	0.4	(153.6)	4.8	0.0
LRD after allocation from CC – Group ALM to business divisions and other CC units	166.2	91.3	192.1	4.8	277.5	6.5	118.2	24.5	881.2

	30.6.17 vs 31.3.17
Total IFRS assets	(2.6)	(1.0)	(1.3)	0.3	4.3	(0.2)	(12.0)	(6.2)	(18.8)
Difference in scope of consolidation¹	5.1	0.0	0.0	(0.6)	0.0	(0.1)	0.0	0.0	4.6
Less: derivative exposures and SFTs²	(0.3)	0.2	0.3	0.0	(2.1)	0.0	0.5	5.7	4.4
On-balance sheet exposures	2.2	(0.8)	(1.0)	(0.2)	2.2	(0.3)	(11.6)	(0.4)	(9.7)
Derivative exposures	0.2	0.1	(0.5)	0.0	(2.1)	0.0	0.1	(0.9)	(3.0)
Securities financing transactions	0.0	(0.5)	0.0	0.0	(3.2)	0.0	(0.7)	(0.6)	(5.0)
Off-balance sheet items	0.0	(0.1)	0.1	0.0	(2.3)	0.0	(1.0)	0.0	(3.4)
Items deducted from Swiss SRB tier 1 capital						0.7			0.7
LRD, phase-in	2.4	(1.3)	(1.5)	(0.2)	(5.4)	0.4	(13.1)	(1.9)	(20.4)
Additional items deducted from Swiss SRB tier 1 capital						0.1			0.1
LRD, fully applied³	2.4	(1.3)	(1.5)	(0.2)	(5.4)	0.5	(13.1)	(1.9)	(20.3)
LRD held by CC – Group ALM on behalf of business divisions and other CC units⁴	1.8	(8.2)	(1.9)	(0.2)	(4.8)	(0.4)	16.7	(3.1)	0.0
LRD after allocation from CC – Group ALM to business divisions and other CC units	4.2	(9.4)	(3.4)	(0.4)	(10.1)	0.2	3.6	(5.0)	(20.3)

1 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    2 Consists of positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions.    3 LRD held by business division and Corporate Center unit.    4 Represents LRD held by Corporate Center – Group ALM that is directly associated with activity managed centrally on behalf of the business divisions and other Corporate Center units. For the purpose of attributing equity under the revised framework effective as of 1 January 2017, these resources are allocated to the business divisions and other Corporate Center units, primarily based on the level of high-quality liquid assets needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Refer to “Equity attribution framework” in the ”Capital management” section of our Annual Report 2016 for more information.

Capital management

Equity attribution and return on attributed equity

Average attributed equity to business divisions and Corporate Center decreased by CHF 0.9 billion to CHF 52.7 billion in the second quarter of 2017 compared with the first quarter. Average attributed tangible equity decreased by CHF 0.7 billion to CHF 46.4 billion. The decrease in average attributed equity as well as average tangible equity was driven by a decrease in Group items, mainly reflecting the dividend distribution to shareholders for 2016. Average equity for other business divisions and Corporate Center was broadly unchanged from the prior quarter.

Change in equity attribution framework in 2017

In the first quarter of 2017, we implemented an updated equity attribution framework that reflects the revision of the too big to fail provisions applicable to Swiss systemically relevant banks.

Effective 1 January 2017, the weighting used for the attribution of tangible equity has been changed from an equal driver weighting of one-third each for average fully applied RWA, average fully applied leverage ratio denominator (LRD) and risk-based capital (RBC) to 50% each for RWA and LRD. Average fully applied RWA and LRD continue to be converted to their common equity tier 1 (CET1) capital equivalents based on capital ratios of 11% and 3.75%, respectively, which are above future regulatory requirements. If the tangible attributed equity calculated under the weighted-driver approach is less than the CET1 capital equivalent of RBC for any business division, the CET1 capital equivalent of RBC will be used as a floor for that business division.

Under the revised framework, LRD and RWA held by Corporate Center – Group Asset and Liability Management
(Group ALM) directly associated with activities that Corporate Center – Group ALM manages centrally on behalf of the business divisions and other Corporate Center units are allocated to those business divisions and other Corporate Center units for the purpose of equity attribution. This allocation is primarily based on the level of high-quality liquid assets that is needed to meet the Group’s minimum liquidity coverage ratio requirement of 110%. Corporate Center – Group ALM continues to retain attributed equity related to liquidity and funding surpluses, i.e., at levels above regulatory requirements, together with that related to its own activities.

In addition to tangible equity, we continue to allocate equity to our businesses to support goodwill and intangible assets. However, following the change in the first quarter of 2017, we now also attribute to the business divisions equity for goodwill and intangible assets resulting from the acquisition of PaineWebber that until 1 January 2017 was held centrally in Group items within Corporate Center – Services under the previous framework.

We now attribute all Basel III capital deduction items to Group items. These deduction items include deferred tax assets, which constitute the largest component of Group items, unrealized gains from cash flow hedges and compensation- and own-share-related components. Prior to 2017, Group items only included an amount of attributed equity for certain capital deduction items. The total amount of attributed equity now equals average shareholders’ equity.

→   Refer to the “Capital management” section of our Annual Report 2016 for more information on the equity attribution framework

Average attributed equity and attributed tangible equity
	Total attributed equity			Attributed tangible equity¹
	For the quarter ended		Year-to-date	For the quarter ended		Year-to-date
CHF billion	30.6.17	31.3.17	30.6.17	30.6.17	31.3.17	30.6.17
Wealth Management	6.1	6.0	6.0	4.8	4.6	4.7
Wealth Management Americas	6.6	6.7	6.7	3.0	3.1	3.0
Personal & Corporate Banking	6.1	6.0	6.1	6.1	6.0	6.1
Asset Management	1.7	1.7	1.7	0.3	0.3	0.3
Investment Bank	9.1	9.1	9.1	9.1	9.0	9.1
Corporate Center	23.1	24.1	23.6	23.1	24.1	23.6
of which: CC – Services	19.1	20.3	19.7	19.1	20.3	19.7
of which: Group items	17.4	18.7	18.0	17.4	18.7	18.0
of which: CC – Group ALM	2.6	2.3	2.5	2.6	2.3	2.5
of which: CC – Non-core and Legacy Portfolio	1.4	1.5	1.4	1.4	1.5	1.4
Average (tangible) equity attributed to business divisions and Corporate Center	52.7	53.6	53.2	46.4	47.1	46.7
1 Attributed tangible equity equals attributed equity less goodwill and intangible assets.

Return on (attributed) equity and return on (attributed) tangible equity¹
	Return on (attributed) equity			Return on (attributed) tangible equity
	For the quarter ended		Year-to-date	For the quarter ended		Year-to-date
In %	30.6.17	31.3.17	30.6.17	30.6.17	31.3.17	30.6.17

Reported
Wealth Management	38.2	42.8	40.4	48.8	55.2	51.9
Wealth Management Americas	18.0	17.9	18.0	40.5	40.7	40.6
Personal & Corporate Banking	23.4	27.7	25.6	23.4	27.7	25.6
Asset Management	26.1	24.1	25.0	144.3	133.3	135.8
Investment Bank	19.7	21.0	20.4	20.0	21.4	20.7
UBS Group	8.9	9.5	9.2	10.3	10.9	10.6

Adjusted²
Wealth Management	45.3	48.7	47.0	57.8	62.8	60.3
Wealth Management Americas	19.5	19.2	19.4	43.8	43.6	43.7
Personal & Corporate Banking	24.9	29.0	27.0	24.9	29.0	27.0
Asset Management	31.7	28.8	30.1	174.9	158.9	163.2
Investment Bank	18.3	24.4	21.4	18.6	24.8	21.7
UBS Group	9.9	10.9	10.4	11.4	12.6	12.0

1 Return on attributed equity and return on attributed tangible equity shown for the business divisions. Return on equity attributable to shareholders and return on tangible equity shown for the UBS Group. Return on attributed equity and return on attributed tangible equity for Corporate Center is not shown, as it is not meaningful.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.

Capital management

UBS shares

UBS Group AG shares are listed on the SIX Swiss Exchange (SIX). They are also listed on the New York Stock Exchange (NYSE) as global registered shares. Each share has a par value of CHF 0.10 per share.

Shares issued increased slightly in the second quarter of 2017 due to the issuance of shares out of conditional share capital upon exercise of employee share options.

Treasury shares, which are primarily held to hedge our share delivery obligations related to employee share-based compensation and participation plans, totaled 135 million shares as of 30 June 2017. Treasury shares decreased by 2 million shares during the second quarter of 2017 mainly due to the delivery of treasury shares under share-based compensation plans, partly offset by purchases.

UBS Group share information
	As of or for the quarter ended			% change from
	30.6.17	31.3.17	30.6.16	31.3.17
Shares issued	3,851,805,058	3,851,255,128	3,850,263,351	0
Treasury shares	135,182,950	137,116,350	143,744,288	(1)
Shares outstanding	3,716,622,108	3,714,138,778	3,706,519,063	0
Basic earnings per share (CHF)¹	0.32	0.34	0.28	(6)
Diluted earnings per share (CHF)¹	0.31	0.33	0.27	(6)
Equity attributable to shareholders (CHF million)	51,744	53,661	52,876	(4)
Less: goodwill and intangible assets (CHF million)	6,226	6,458	6,402	(4)
Tangible equity attributable to shareholders (CHF million)	45,518	47,203	46,474	(4)
Total book value per share (CHF)	13.92	14.45	14.27	(4)
Tangible book value per share (CHF)	12.25	12.71	12.54	(4)
Share price (CHF)	16.24	16.03	12.57	1
Market capitalization (CHF million)²	62,553	61,736	48,398	1

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information.    2 Market capitalization is calculated on the basis of total shares issued multiplied by the share price at the end of the period.

Ticker symbols UBS Group AG

Trading exchange	SIX / NYSE	Bloomberg	Reuters
SIX Swiss Exchange	UBSG	UBSG VX	UBSG.S
New York Stock Exchange	UBS	UBS UN	UBS.N

Security identification codes
ISIN		CH0244767585
Valoren		24 476 758
CUSIP		CINS H42097 10 7

Consolidated financial statements

Unaudited

Table of contents

UBS Group AG interim consolidated financial statements (unaudited)

69	Income statement
70	Statement of comprehensive income
72	Balance sheet
74	Statement of changes in equity
76	Statement of cash flows

78	1 Basis of accounting
79	2 Segment reporting
80	3 Net fee and commission income
80	4 Other income
81	5 Personnel expenses
81	6 General and administrative expenses
81	7 Income taxes
82	8 Earnings per share (EPS) and shares outstanding
82	9 Fair value measurement
93	10 Derivative instruments
94	11 Other assets and liabilities
95	12 Financial liabilities designated at fair value
95	13 Debt issued held at amortized cost
96	14 Provisions and contingent liabilities
106	15 Guarantees, commitments and forward starting transactions
107	16 Changes in organization and disposals
108	17 Currency translation rates

UBS AG interim consolidated financial information (unaudited)

109	Comparison UBS Group AG consolidated versus UBS AG consolidated

UBS Group AG interim consolidated financial statements (unaudited)

Income statement
		For the quarter ended			% change from		Year-to-date
CHF million, except per share data	Note	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16
Interest income		3,627	3,352	3,552	8	2	6,979	6,959
Interest expense		(2,210)	(1,656)	(2,388)	33	(7)	(3,866)	(4,083)
Net interest income		1,417	1,696	1,164	(16)	22	3,113	2,876
Credit loss (expense) / recovery		(46)	0	(7)		557	(46)	(9)
Net interest income after credit loss expense		1,371	1,696	1,158	(19)	18	3,067	2,867
Net fee and commission income	3	4,295	4,353	4,087	(1)	5	8,648	8,180
Net trading income		1,456	1,440	1,891	1	(23)	2,896	2,904
Other income	4	147	43	269	242	(45)	190	286
Total operating income		7,269	7,532	7,404	(3)	(2)	14,801	14,237
Personnel expenses	5	4,014	4,060	3,985	(1)	1	8,074	7,910
General and administrative expenses	6	1,488	1,506	1,666	(1)	(11)	2,994	3,330
Depreciation and impairment of property, equipment and software		249	255	240	(2)	4	505	483
Amortization and impairment of intangible assets		16	21	24	(24)	(33)	37	47
Total operating expenses		5,767	5,842	5,915	(1)	(3)	11,609	11,770
Operating profit / (loss) before tax		1,502	1,690	1,489	(11)	1	3,192	2,467
Tax expense / (benefit)	7	327	375	376	(13)	(13)	701	646
Net profit / (loss)		1,175	1,315	1,113	(11)	6	2,490	1,820
Net profit / (loss) attributable to non-controlling interests		1	47	79	(98)	(99)	47	79
Net profit / (loss) attributable to shareholders		1,174	1,269	1,034	(7)	14	2,443	1,741

Earnings per share (CHF)
Basic	8	0.32	0.34	0.28	(6)	14	0.66	0.47
Diluted	8	0.31	0.33	0.27	(6)	15	0.64	0.45

UBS Group AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended			Year-to-date
CHF million	30.6.17	31.3.17	30.6.16	30.6.17	30.6.16

Comprehensive income attributable to shareholders
Net profit / (loss)	1,174	1,269	1,034	2,443	1,741

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	(994)	(371)	310	(1,365)	(643)
Foreign exchange amounts reclassified to the income statement from equity	21	4	26	25	149
Income tax relating to foreign currency translation movements	1	2	(2)	3	3
Subtotal foreign currency translation, net of tax	(971)	(365)	334	(1,337)	(492)
Financial assets available for sale
Net unrealized gains / (losses) on financial assets available for sale, before tax	10	44	116	53	369
Impairment charges reclassified to the income statement from equity	(1)	14	3	13	3
Realized gains reclassified to the income statement from equity	(135)	(8)	(166)	(143)	(255)
Realized losses reclassified to the income statement from equity	5	2	5	7	19
Income tax relating to net unrealized gains / (losses) on financial assets available for sale	6	(8)	3	(2)	(44)
Subtotal financial assets available for sale, net of tax	(115)	43	(39)	(72)	93
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	165	(30)	502	136	1,445
Net (gains) / losses reclassified to the income statement from equity	(211)	(220)	(274)	(431)	(577)
Income tax relating to cash flow hedges	11	52	(47)	63	(174)
Subtotal cash flow hedges, net of tax	(35)	(198)	181	(233)	694
Total other comprehensive income that may be reclassified to the income statement, net of tax	(1,121)	(520)	476	(1,641)	295

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	107	49	(198)	156	(389)
Income tax relating to defined benefit plans	1	2	(4)	4	8
Subtotal defined benefit plans, net of tax	108	51	(202)	160	(381)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	(72)	(181)	(173)	(252)	(105)
Income tax relating to own credit on financial liabilities designated at fair value	(1)	0	16	(1)	0
Subtotal own credit on financial liabilities designated at fair value, net of tax	(73)	(181)	(157)	(254)	(105)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	35	(129)	(359)	(94)	(486)

Total other comprehensive income	(1,086)	(649)	117	(1,735)	(191)
Total comprehensive income attributable to shareholders	89	620	1,151	708	1,550

Statement of comprehensive income (continued)
	For the quarter ended			Year-to-date
CHF million	30.6.17	31.3.17	30.6.16	30.6.17	30.6.16

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	1	47	79	47	79

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	14	0	329	14	278
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	14	0	329	14	278
Total other comprehensive income that will not be reclassified to the income statement, net of tax	14	0	329	14	278
Total comprehensive income attributable to non-controlling interests	14	47	407	61	357

Total comprehensive income
Net profit / (loss)	1,175	1,315	1,113	2,490	1,820
Other comprehensive income	(1,072)	(649)	445	(1,721)	87
of which: other comprehensive income that may be reclassified to the income statement	(1,121)	(520)	476	(1,641)	295
of which: other comprehensive income that will not be reclassified to the income statement	49	(129)	(30)	(80)	(207)
Total comprehensive income	103	666	1,558	769	1,907

UBS Group AG interim consolidated financial statements (unaudited)

Balance sheet
					% change from
CHF million	Note	30.6.17	31.3.17	31.12.16	31.3.17	31.12.16

Assets
Cash and balances with central banks		100,071	108,931	107,767	(8)	(7)
Due from banks		14,420	14,222	13,156	1	10
Cash collateral on securities borrowed		15,081	18,512	15,111	(19)	0
Reverse repurchase agreements		75,324	77,004	66,246	(2)	14
Trading portfolio assets	9	107,659	107,211	96,575	0	11
of which: assets pledged as collateral which may be sold or repledged by counterparties		32,679	30,346	30,260	8	8
Positive replacement values	9, 10	121,910	121,549	158,411	0	(23)
Cash collateral receivables on derivative instruments	10	22,687	22,522	26,664	1	(15)
Loans		308,280	309,115	306,325	0	1
Financial assets designated at fair value	9	51,787	49,114	65,353	5	(21)
Financial assets available for sale	9	14,114	16,235	15,676	(13)	(10)
Financial assets held to maturity		8,710	8,962	9,289	(3)	(6)
Investments in associates		972	977	963	(1)	1
Property, equipment and software		8,424	8,368	8,331	1	1
Goodwill and intangible assets		6,226	6,458	6,556	(4)	(5)
Deferred tax assets		12,372	12,927	13,155	(4)	(6)
Other assets	11	22,793	27,500	25,436	(17)	(10)
Total assets		890,831	909,608	935,016	(2)	(5)

Balance sheet (continued)
					% change from
CHF million	Note	30.6.17	31.3.17	31.12.16	31.3.17	31.12.16

Liabilities
Due to banks		11,598	8,747	10,645	33	9
Cash collateral on securities lent		2,538	3,067	2,818	(17)	(10)
Repurchase agreements		11,286	10,621	6,612	6	71
Trading portfolio liabilities	9	25,320	28,576	22,824	(11)	11
Negative replacement values	9, 10	119,027	119,964	153,810	(1)	(23)
Cash collateral payables on derivative instruments	10	31,520	29,875	35,472	6	(11)
Due to customers		404,303	419,356	423,672	(4)	(5)
Financial liabilities designated at fair value	9, 12	54,215	56,640	55,017	(4)	(1)
Debt issued	13	121,727	114,725	103,649	6	17
Provisions	14	3,207	3,757	4,174	(15)	(23)
Other liabilities	11	53,653	59,939	62,020	(10)	(13)
Total liabilities		838,394	855,268	880,714	(2)	(5)

Equity
Share capital		385	385	385	0	0
Share premium		25,600	27,637	28,254	(7)	(9)
Treasury shares		(2,180)	(2,211)	(2,249)	(1)	(3)
Retained earnings		34,074	32,864	31,725	4	7
Other comprehensive income recognized directly in equity, net of tax		(6,135)	(5,014)	(4,494)	22	37
Equity attributable to shareholders		51,744	53,661	53,621	(4)	(4)
Equity attributable to non-controlling interests		693	679	682	2	2
Total equity		52,437	54,340	54,302	(4)	(3)
Total liabilities and equity		890,831	909,608	935,016	(2)	(5)

UBS Group AG interim consolidated financial statements (unaudited)

Statement of changes in equity
CHF million	Share capital	Share premium	Treasury shares	Retained earnings
Balance as of 1 January 2016	385	31,164	(1,693)	29,504
Issuance of share capital	0
Acquisition of treasury shares			(1,350)
Delivery of treasury shares under share-based compensation plans		(617)	694
Other disposal of treasury shares		(2)	16
Premium on shares issued and warrants exercised		2
Share-based compensation expensed in the income statement		424
Tax (expense) / benefit		10
Dividends		(3,164)²
Preferred notes
New consolidations / (deconsolidations) and other increases / (decreases)		43		(43)
Total comprehensive income for the period				1,255
of which: net profit / (loss)				1,741
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				(381)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				(105)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 June 2016	385	27,860	(2,333)	30,716

Balance as of 1 January 2017	385	28,254	(2,249)	31,725
Issuance of share capital	0
Acquisition of treasury shares			(851)
Delivery of treasury shares under share-based compensation plans		(808)	883
Other disposal of treasury shares			38
Premium on shares issued and warrants exercised		8
Share-based compensation expensed in the income statement		361
Tax (expense) / benefit		14
Dividends		(2,229)²
New consolidations / (deconsolidations) and other increases / (decreases)		(1)
Total comprehensive income for the period				2,349
of which: net profit / (loss)				2,443
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				160
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				(254)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 June 2017	385	25,600	(2,180)	34,074

1 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.    2 Reflects the payment of an ordinary cash dividend of CHF 0.60 (2016: CHF 0.60 ordinary cash dividend and CHF 0.25 special cash dividend) per dividend-bearing share out of the capital contribution reserve.

Other comprehensive income recognized directly in equity, net of tax¹	of which: foreign currency translation	of which: financial assets available for sale	of which: cash flow hedges	Total equity attributable to shareholders	Non-controlling interests	Total equity
(4,047)	(5,857)	172	1,638	55,313	1,995	57,308
				0		0
				(1,350)		(1,350)
				77		77
				14		14
				2		2
				424		424
				10		10
				(3,164)	(83)	(3,246)
				0	(1,584)	(1,584)
				0	0	0
295	(492)	93	694	1,550	357	1,907
				1,741	79	1,820
295	(492)	93	694	295		295
				(381)		(381)
				(105)		(105)
				0	278	278
(3,752)	(6,348)	264	2,332	52,876	686	53,562

(4,494)	(5,564)	98	972	53,621	682	54,302
				0		0
				(851)		(851)
				76		76
				38		38
				8		8
				361		361
				14		14
				(2,229)	(50)	(2,280)
				(1)	1	0
(1,641)	(1,337)	(72)	(233)	708	61	769
				2,443	47	2,490
(1,641)	(1,337)	(72)	(233)	(1,641)		(1,641)
				160		160
				(254)		(254)
				0	14	14
(6,135)	(6,901)	26	739	51,744	693	52,437

UBS Group AG interim consolidated financial statements (unaudited)

Statement of cash flows
	Year-to-date
CHF million	30.6.17	30.6.16

Cash flow from / (used in) operating activities
Net profit / (loss)	2,490	1,820
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	505	483
Amortization and impairment of intangible assets	37	47
Credit loss expense / (recovery)	46	9
Share of net profits of associates	(36)	(40)
Deferred tax expense / (benefit)	264	242
Net loss / (gain) from investing activities	246	(798)
Net loss / (gain) from financing activities	(307)	6,781
Other net adjustments	689	(544)
Net change in operating assets and liabilities:
Due from / to banks	484	3,320
Cash collateral on securities borrowed and reverse repurchase agreements	(11,218)	(13,109)
Cash collateral on securities lent and repurchase agreements	4,650	(1,832)
Trading portfolio and replacement values	(7,411)	14,850
Financial assets designated at fair value	13,112	(59,480)
Cash collateral on derivative instruments	15	(6,824)
Loans	(6,493)	1,360
Due to customers	(13,414)	21,506
Other assets, provisions and other liabilities	(5,678)	(6,085)
Income taxes paid, net of refunds	(689)	(209)
Net cash flow from / (used in) operating activities	(22,708)	(38,503)

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(5)	(23)
Disposal of subsidiaries, associates and intangible assets¹	95	72
Purchase of property, equipment and software	(720)	(952)
Disposal of property, equipment and software	23	193
Purchase of financial assets available for sale	(4,729)	(7,363)
Disposal and redemption of financial assets available for sale	6,150	51,112
Net (purchase) / redemption of financial assets held to maturity	168	(4,878)
Net cash flow from / (used in) investing activities	982	38,159

Table continues on the next page.

Statement of cash flows (continued)

Table continued from previous page.
	Year-to-date
CHF million	30.6.17	30.6.16

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	18,738	9,797
Net movements in treasury shares and own equity derivative activity	(751)	(1,274)
Distributions paid on UBS shares	(2,229)	(3,164)
Issuance of long-term debt, including financial liabilities designated at fair value	24,829	18,857
Repayment of long-term debt, including financial liabilities designated at fair value	(23,407)	(17,365)
Net changes in non-controlling interests and preferred notes	(50)	(1,371)
Net cash flow from / (used in) financing activities	17,130	5,480

Total cash flow
Cash and cash equivalents at the beginning of the period	121,138	103,044
Net cash flow from / (used in) operating, investing and financing activities	(4,596)	5,136
Effects of exchange rate differences on cash and cash equivalents	(1,502)	(1,293)
Cash and cash equivalents at the end of the period²	115,040	106,888
of which: cash and balances with central banks	100,006	94,181
of which: due from banks	12,676	11,707
of which: money market paper³	2,358	1,001

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash	6,009	5,992
Interest paid in cash	3,522	3,417
Dividends on equity investments, investment funds and associates received in cash⁴	985	999

1 Includes dividends received from associates.    2 CHF 2,576 million and CHF 3,631 million of cash and cash equivalents (mainly reflected in Due from banks) were restricted as of 30 June 2017 and 30 June 2016, respectively. Refer to Note 23 in the Annual Report 2016 for more information.    3 Money market paper is included in the balance sheet under Trading portfolio assets, Financial assets available for sale and Financial assets designated at fair value.    4 Includes dividends received from associates reported within cash flow from / (used in) investing activities.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Notes to the UBS Group AG interim
consolidated financial statements (unaudited)

Note 1   Basis of accounting

The consolidated financial statements (the Financial Statements) of UBS Group AG and its subsidiaries (together “UBS” or “the Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are presented in Swiss francs (CHF), which is also the functional currency of UBS Group AG and of UBS AG's Head Office and its Swiss-based operations. These interim Financial Statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim Financial Statements, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual Financial Statements for the period ended 31 December 2016, except for the changes described below and in “Note 1 Basis of accounting” in the “Consolidated financial statements” section of the first quarter 2017 report. These interim Financial Statements are unaudited and should be read in conjunction with UBS Group AG’s audited consolidated Financial Statements included in the Annual Report 2016. In the opinion of management, all necessary adjustments were made for a fair presentation of UBS’s financial position, results of operations and cash flows.

Preparation of these interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates, and such differences may be material to the Financial Statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information on areas of estimation uncertainty considered to require critical judgment, refer to “Note 1a Significant accounting policies” in the “Consolidated financial statements” section of the Annual Report 2016.

Classification of financial assets containing prepayment features with negative compensation under IFRS 9, Financial Instruments

In April 2017, the International Accounting Standards Board (IASB) issued the Exposure Draft Prepayment Features with Negative Compensation, which proposed an amendment to IFRS 9, Financial Instruments that would allow amortized cost accounting for instruments that provide for two-way compensation if a prepayment occurs. These features are common in Swiss private mortgages and corporate loans.

In July 2017, the IASB approved the amendment, subject to some refinements. UBS expects to early adopt the amendment and continue measuring Swiss private mortgages and corporate loans at amortized cost upon adoption of IFRS 9 on 1 January 2018.

IFRIC 23, Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments (IFRIC 23), which addresses how uncertain tax positions should be accounted for under IFRS. Under this interpretation, IFRIC 23 requires that, where acceptance of the tax treatment by the relevant tax authority is considered probable, it should be assumed as an accounting recognition matter that treatment of the item will ultimately be accepted. Therefore, no tax provision would be required in such cases. However, if acceptance of the tax treatment is not considered probable, the entity is required to reflect that uncertainty using an expected value (i.e., a probability-weighted approach) or the single most likely amount.

IFRIC 23 is mandatorily effective for accounting periods beginning on or after 1 January 2019 and any resulting change to the tax provisions should be recognized in retained earnings. UBS is in the process of carrying out a detailed review on the impacts arising from this interpretation, although it is not expected to have a significant effect on the Group's financial statements.

Note 2   Segment reporting

UBS‘s businesses are organized globally into five business divisions: Wealth Management, Wealth Management Americas, Personal & Corporate Banking, Asset Management and the Investment Bank, all of which are supported by Corporate Center. The five business divisions qualify as reportable segments for the purpose of segment reporting and, together with Corporate Center and its units, reflect the management structure of the Group. Corporate Center – Non-core and Legacy Portfolio is managed and reported as a separate reportable segment within Corporate Center. Refer to “Note 1a item 2 Segment reporting” and “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2016 for more information on the Group’s reporting segments.

	Wealth Management	Wealth Management Americas	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center			UBS
CHF million						Services	Group ALM	Non-core and Legacy Portfolio

For the six months ended 30 June 2017
Net interest income	1,000	764	940	(15)	452	(153)	115	10	3,113
Non-interest income	2,682	3,304	870	935	3,859	55	(5)	34	11,734
Allocations from Group ALM	129	61	103	9	(174)	60	(139)	(50)	0
Income	3,811	4,129	1,914	929	4,137	(37)	(30)	(6)	14,847
Credit loss (expense) / recovery	(1)	(1)	(21)	0	(12)	0	0	(11)	(46)
Total operating income	3,810	4,128	1,893	929	4,124	(37)	(30)	(16)	14,801
Personnel expenses	1,194	2,565	437	357	1,591	1,888	17	25	8,074
General and administrative expenses	257	321	134	109	256	1,920	7	(12)	2,994
Services (to) / from CC and other BDs	1,136	622	542	247	1,335	(3,984)	(13)	116	0
of which: services from CC Services	1,091	612	587	266	1,287	(4,006)	65	97	0
Depreciation and impairment of property, equipment and software	1	1	6	1	5	491	0	0	505
Amortization and impairment of intangible assets	2	20	0	2	6	6	0	0	37
Total operating expenses¹	2,590	3,529	1,119	716	3,194	321	12	129	11,609
Operating profit / (loss) before tax	1,221	599	774	213	931	(358)	(41)	(146)	3,192
Tax expense / (benefit)									701
Net profit / (loss)									2,490

As of 30 June 2017
Total assets	114,087	63,491	137,353	12,700	232,861	23,202	253,103	54,035	890,831

For the six months ended 30 June 2016²
Net interest income	954	652	957	(17)	140	(161)	360	(8)	2,876
Non-interest income	2,541	3,074	908	963	3,860	147	(146)	20	11,370
Allocations from Group ALM	207	44	180	5	(116)	36	(319)	(37)	0
Income	3,702	3,771	2,046	951	3,883	23	(104)	(26)	14,246
Credit loss (expense) / recovery	(1)	(2)	2	0	(5)	0	0	(3)	(9)
Total operating income	3,700	3,769	2,048	951	3,879	23	(104)	(29)	14,237
Personnel expenses	1,205	2,398	425	367	1,555	1,916	15	28	7,910
General and administrative expenses	268	277	121	115	362	2,058	8	121	3,330
Services (to) / from CC and other BDs	1,148	618	561	262	1,405	(4,106)	(24)	134	0
of which: services from CC Services	1,107	611	609	275	1,352	(4,119)	55	110	0
Depreciation and impairment of property, equipment and software	1	1	8	1	13	460	0	0	483
Amortization and impairment of intangible assets	2	26	0	2	6	11	0	0	47
Total operating expenses¹	2,624	3,320	1,115	747	3,342	338	0	283	11,770
Operating profit / (loss) before tax	1,076	448	933	204	537	(315)	(104)	(312)	2,467
Tax expense / (benefit)									646
Net profit / (loss)									1,820

As of 31 December 2016
Total assets	115,539	65,882	139,912	12,028	242,302	23,669	267,200	68,485	935,016

1 Refer to Note 16 for information on restructuring expenses.    2 Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 3  Net fee and commission income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16
Underwriting fees	357	359	282	(1)	27	716	503
of which: equity underwriting fees	224	238	137	(6)	64	462	250
of which: debt underwriting fees	133	121	145	10	(8)	255	252
M&A and corporate finance fees	170	177	176	(4)	(3)	347	315
Brokerage fees	862	942	879	(8)	(2)	1,803	1,846
Investment fund fees	795	814	779	(2)	2	1,609	1,593
Portfolio management and advisory fees	2,107	2,038	1,968	3	7	4,145	3,934
Other	454	460	438	(1)	4	913	864
Total fee and commission income	4,744	4,789	4,522	(1)	5	9,533	9,055
Brokerage fees paid	179	166	192	8	(7)	344	390
Other	270	271	243	0	11	541	486
Total fee and commission expense	449	436	436	3	3	885	875
Net fee and commission income	4,295	4,353	4,087	(1)	5	8,648	8,180
of which: net brokerage fees	683	776	687	(12)	(1)	1,459	1,456

Note 4  Other income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16
Associates and subsidiaries
Net gains / (losses) from disposals of subsidiaries¹	(18)	(4)	(49)	350	(63)	(22)	(172)
Share of net profits of associates	17	19	22	(11)	(23)	36	40
Total	(2)	15	(27)		(93)	14	(132)
Financial assets available for sale
Net gains / (losses) from disposals	129	6	161		(20)	136	237
Impairment charges	1	(14)	(3)			(13)	(3)
Total	131	(8)	158		(17)	123	233
Net income from properties (excluding net gains / (losses) from disposals)²	6	6	7	0	(14)	12	14
Net gains / (losses) from disposals of properties held for sale	0	0	120		(100)	(1)	120
Net gains / (losses) from disposals of loans and receivables	(2)	17	0			16	(1)
Other	14	12	10	17	40	26	51
Total other income	147	43	269	242	(45)	190	286

1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to disposed foreign subsidiaries and branches.    2 Includes net rent received from third parties and net operating expenses.

Note 5  Personnel expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16
Salaries and variable compensation	2,428	2,443	2,530	(1)	(4)	4,871	4,890
Wealth Management Americas: Financial advisor compensation¹	992	987	911	1	9	1,979	1,820
Contractors	107	93	117	15	(9)	200	218
Social security	187	202	158	(7)	18	389	342
Pension and other post-employment benefit plans	169	199	151	(15)	12	369	350
Other personnel expenses	130	136	117	(4)	11	266	289
Total personnel expenses²	4,014	4,060	3,985	(1)	1	8,074	7,910

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    2 Includes restructuring expenses. Refer to Note 16 for more information.

Note 6  General and administrative expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16
Occupancy	217	221	222	(2)	(2)	438	455
Rent and maintenance of IT and other equipment	135	144	125	(6)	8	279	266
Communication and market data services	148	155	158	(5)	(6)	304	324
Administration¹	102	99	121	3	(16)	201	258
Marketing and public relations	93	92	130	1	(28)	186	228
Travel and entertainment	110	88	115	25	(4)	197	233
Professional fees	276	256	324	8	(15)	532	601
Outsourcing of IT and other services	362	383	383	(5)	(5)	745	818
Provisions for litigation, regulatory and similar matters²	9	33	72	(73)	(88)	42	111
Other	35	34	18	3	94	69	35
Total general and administrative expenses³	1,488	1,506	1,666	(1)	(11)	2,994	3,330

1 Includes credits related to the UK bank levy (second quarter of 2017: CHF 46 million; first quarter of 2017: CHF 25 million).    2 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 14 for more information. Also includes recoveries from third parties (second quarter of 2017: CHF 1 million; first quarter of 2017: CHF 1 million; second quarter of 2016: CHF 0 million).    3 Includes restructuring expenses. Refer to Note 16 for more information.

Note 7   Income taxes

The Group recognized an income tax expense of CHF 327 million for the second quarter of 2017 compared with an income tax expense of CHF 376 million for the second quarter of 2016.

The current tax expense was CHF 194 million compared with CHF 227 million, approximately half of which was attributable to UBS Switzerland AG in both periods.

The deferred tax expense was CHF 133 million in the second quarter of 2017 compared with CHF 149 million in the second quarter of 2016, both mainly relating to the amortization of deferred tax assets previously recognized in relation to Swiss tax losses carried forward and deductible temporary differences to reflect their offset against profits for the quarter.

The interim Financial Statements have been prepared on the basis that UBS Limited is able to offset part of its taxable profits with prior-year tax losses transferred from UBS AG in 2014 and 2015. During 2016, the UK tax authorities indicated that they do not agree with this tax return filing position. If the authorities ultimately prevail on this point, UBS Limited would incur a reduction in recognized deferred tax assets of approximately CHF 60 million, as well as additional current tax expenses for periods from 2014 onward of approximately CHF 85 million.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 8   Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from		As of or year-to-date
	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16

Basic earnings (CHF million)
Net profit / (loss) attributable to shareholders	1,174	1,269	1,034	(7)	14	2,443	1,741

Diluted earnings (CHF million)
Net profit / (loss) attributable to shareholders	1,174	1,269	1,034	(7)	14	2,443	1,741
Less: (profit) / loss on own equity derivative contracts	0	0	(1)		(100)	0	(1)
Net profit / (loss) attributable to shareholders for diluted EPS	1,174	1,269	1,033	(7)	14	2,443	1,740

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS	3,715,138,875	3,712,946,691	3,718,850,408	0	0	3,714,042,783	3,730,151,299
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	110,988,858	123,710,692	97,765,689	(10)	14	117,296,611	98,292,798
Weighted average shares outstanding for diluted EPS	3,826,127,733	3,836,657,383	3,816,616,097	0	0	3,831,339,394	3,828,444,097

Earnings per share (CHF)
Basic	0.32	0.34	0.28	(6)	14	0.66	0.47
Diluted	0.31	0.33	0.27	(6)	15	0.64	0.45

Shares outstanding
Shares issued	3,851,805,058	3,851,255,128	3,850,263,351	0	0
Treasury shares	135,182,950	137,116,350	143,744,288	(1)	(6)
Shares outstanding	3,716,622,108	3,714,138,778	3,706,519,063	0	0

The table below outlines the potential shares that could dilute basic earnings per share in the future, but were not dilutive for the periods presented.

				% change from
Number of shares	30.6.17	31.3.17	30.6.16	1Q17	2Q16	30.6.17	30.6.16

Potentially dilutive instruments
Employee share-based compensation awards	30,018,635	31,976,718	55,681,518	(6)	(46)	30,018,635	55,681,518
Other equity derivative contracts	12,185,977	9,117,655	16,261,836	34	(25)	11,904,237	14,984,357
Total	42,204,612	41,094,373	71,943,354	3	(41)	41,922,872	70,665,875

Note 9  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2016, which provides more information on valuation principles, valuation governance, valuation techniques, valuation adjustments, fair value hierarchy classification, valuation inputs, sensitivity of fair value measurements and methods applied to calculate fair values for financial instruments not measured at fair value.

Note 9   Fair value measurement (continued)

a) Fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques¹
	30.6.17				31.3.17				31.12.16
CHF million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis

Financial assets held for trading²	87,656	13,928	1,593	103,176	83,728	17,405	1,474	102,607	76,044	14,292	1,689	92,025
of which:
Government bills / bonds	14,244	992	0	15,236	11,977	1,584	0	13,561	10,500	1,319	0	11,820
Corporate and municipal bonds	55	7,090	788	7,932	164	8,419	703	9,287	58	6,638	591	7,287
Loans	0	1,371	502	1,873	0	1,852	448	2,300	0	1,356	681	2,037
Investment fund units	5,242	2,946	25	8,213	4,441	3,783	20	8,244	6,114	3,521	63	9,698
Asset-backed securities	0	340	146	486	0	462	219	681	0	470	215	685
Equity instruments	58,975	517	62	59,554	58,398	684	9	59,092	50,913	397	65	51,375
Financial assets for unit-linked investment contracts	9,140	672	69	9,881	8,747	621	74	9,441	8,459	591	74	9,123

Positive replacement values	699	119,292	1,919	121,910	598	118,669	2,282	121,549	434	155,428	2,549	158,411
of which:
Interest rate contracts	1	47,589	161	47,751	0	53,168	168	53,336	8	57,703	278	57,988
Credit derivative contracts	0	2,245	777	3,023	0	2,329	1,166	3,495	0	2,562	1,313	3,875
Foreign exchange contracts	278	51,601	182	52,062	313	45,036	202	45,551	263	75,607	222	76,092
Equity / index contracts	18	16,568	799	17,385	1	16,649	731	17,381	1	17,274	729	18,003
Commodity contracts	0	1,249	0	1,250	0	1,455	9	1,464	0	2,269	8	2,277

Financial assets designated at fair value	21,488	28,718	1,580	51,787	23,081	24,445	1,588	49,114	39,641	23,632	2,079	65,353
of which:
Government bills / bonds	20,579	3,916	0	24,494	22,093	3,460	0	25,552	39,439	4,361	0	43,799
Corporate and municipal bonds	730	20,575	0	21,306	809	18,595	0	19,404	15	16,860	0	16,875
Loans (including structured loans)	0	3,809	483	4,293	0	2,013	578	2,591	0	2,043	1,195	3,238
Structured reverse repurchase and securities borrowing agreements	0	65	577	643	0	22	731	753	0	40	644	684
Other	179	352	520	1,052	179	355	280	814	187	329	240	756

Financial assets available for sale	7,675	5,969	470	14,114	7,782	7,908	546	16,235	6,299	8,891	486	15,676
of which:
Government bills / bonds	5,510	261	0	5,771	5,518	267	0	5,785	5,444	450	0	5,894
Corporate and municipal bonds	2,000	2,097	12	4,109	2,089	3,953	12	6,053	646	4,939	12	5,596
Investment fund units	0	69	99	168	0	69	122	191	0	51	126	177
Asset-backed securities	0	3,527	0	3,527	0	3,539	0	3,539	0	3,381	0	3,381
Equity instruments	165	14	359	539	170	81	400	651	204	71	336	611

Non-financial assets
Precious metals and other physical commodities	4,508	0	0	4,508	4,628	0	0	4,628	4,583	0	0	4,583

Assets measured at fair value on a non-recurring basis
Other assets³	0	61	34	95	5,009	123	35	5,167	5,060	131	56	5,248
Total assets measured at fair value	122,026	167,969	5,596	295,591	124,825	168,551	5,925	299,302	132,062	202,377	6,860	341,298

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)¹
	30.6.17				31.3.17				31.12.16
CHF million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Liabilities measured at fair value on a recurring basis

Trading portfolio liabilities	20,538	4,695	87	25,320	23,422	5,027	128	28,576	18,807	3,898	119	22,824
of which:
Government bills / bonds	6,378	591	0	6,969	7,438	501	0	7,939	5,573	648	0	6,221
Corporate and municipal bonds	39	3,799	6	3,844	97	4,194	38	4,329	12	2,927	37	2,976
Investment fund units	547	51	0	599	603	154	0	757	484	91	20	595
Equity instruments	13,574	254	80	13,907	15,284	176	89	15,549	12,738	227	62	13,026

Negative replacement values	650	115,528	2,849	119,027	608	115,784	3,572	119,964	539	149,255	4,016	153,810
of which:
Interest rate contracts	1	41,046	317	41,365	0	46,013	362	46,376	12	51,990	475	52,476
Credit derivative contracts	0	2,997	963	3,960	0	2,860	1,504	4,364	0	3,269	1,538	4,807
Foreign exchange contracts	287	50,996	138	51,421	341	45,354	149	45,844	274	71,668	148	72,089
Equity / index contracts	11	19,341	1,430	20,783	0	20,336	1,550	21,886	1	20,254	1,854	22,109
Commodity contracts	0	1,116	0	1,116	0	1,182	1	1,183	0	2,040	1	2,041

Financial liabilities designated at fair value	10	42,074	12,131	54,215	3	44,250	12,386	56,640	2	44,007	11,008	55,017
of which:
Issued debt instruments	9	37,693	10,228	47,930	2	40,406	10,232	50,640	0	40,242	9,688	49,930
Over-the-counter debt instruments	2	3,994	1,850	5,846	2	3,709	1,861	5,572	2	3,611	1,050	4,663
Structured repurchase agreements	0	381	48	429	0	122	288	410	0	130	266	395
Loan commitments and guarantees	0	6	4	10	0	12	5	18	0	25	5	29

Other liabilities – amounts due under unit-linked investment contracts	0	10,099	0	10,099	0	9,579	0	9,579	0	9,286	0	9,286

Liabilities measured at fair value on a non-recurring basis
Other liabilities³	0	5	0	5	0	5,052	0	5,052	0	5,213	0	5,213
Total liabilities measured at fair value	21,198	172,402	15,067	208,667	24,033	179,692	16,086	219,812	19,347	211,660	15,143	246,150

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are excluded from this table. As of 30 June 2017, net bifurcated embedded derivative assets held at fair value totaling CHF 31 million (of which CHF 36 million were net Level 2 assets and CHF 5 million net Level 2 liabilities) were recognized on the balance sheet within Due to customers and Debt issued. As of 31 March 2017, net bifurcated embedded derivative assets held at fair value totaling CHF 45 million (of which CHF 55 million were net Level 2 assets and CHF 10 million net Level 2 liabilities) were recognized on the balance sheet within Due to customers and Debt issued. As of 31 December 2016, net bifurcated embedded derivative assets held at fair value totaling CHF 50 million (of which CHF 58 million were net Level 2 assets and CHF 8 million net Level 2 liabilities) were recognized on the balance sheet within Due to customers and Debt issued.    2 Financial assets held for trading exclude precious metals and other physical commodities.    3 Other assets and other liabilities primarily consist of assets held for sale as well as assets and liabilities of a disposal group held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell. Refer to Note 16 for more information.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data or

–   Level 3 – valuation techniques for which significant inputs are not based on observable market data.

Note 9   Fair value measurement (continued)

b) Valuation adjustments

Day-1 reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the respective period.

Deferred day-1 profit or loss related to financial instruments other than financial assets available for sale is released into Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss related to financial assets available for sale is released into Other comprehensive income when pricing of equivalent products or the underlying parameters become observable and is released into Other income when the assets are sold.

Deferred day-1 profit or loss
	For the quarter ended			Year-to-date
CHF million	30.6.17	31.3.17	30.6.16	30.6.17	30.6.16
Balance at the beginning of the period	365	371	474	371	421
Profit / (loss) deferred on new transactions	65	51	38	116	160
(Profit) / loss recognized in the income statement	(66)	(53)	(53)	(119)	(110)
(Profit) / loss recognized in other comprehensive income	0	0	(23)	0	(23)
Foreign currency translation	(15)	(3)	8	(18)	(5)
Balance at the end of the period	349	365	444	349	444

c) Transfers between Level 1 and Level 2

The amounts disclosed reflect transfers between Level 1 and Level 2 for instruments that were held for the entire reporting period.

Assets totaling approximately CHF 0.7 billion, which were mainly comprised of financial assets designated at fair value, primarily corporate and municipal bonds, were transferred from Level 2 to Level 1 during the first six months of 2017, generally due to increased levels of trading activity observed within the market. Liabilities transferred from Level 2 to Level 1 during the first six months of 2017 were negligible.

Assets totaling approximately CHF 0.2 billion, which were mainly comprised of financial assets available for sale, largely government bills / bonds, were transferred from Level 1 to Level 2 during the first six months of 2017, generally due to diminished levels of trading activity observed in the market. Liabilities transferred from Level 1 to Level 2 during the first six months of 2017 were negligible.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

d) Level 3 instruments: valuation techniques and inputs

The table below presents material Level 3 assets and liabilities together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest and lowest level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges and weighted averages will vary from period to period and from parameter to parameter based on characteristics of the instruments held at each balance sheet date. Further, the ranges and weighted averages of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are generally consistent with those included in “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2016. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in “Note 22 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2016.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)¹	Range of inputs
	Assets		Liabilities		Valuation technique(s)		30.6.17			31.12.16
CHF billion	30.6.17	31.12.16	30.6.17	31.12.16			low	high	weighted average²	low	high	weighted average²	unit¹
Financial assets held for trading / Trading portfolio liabilities, Financial assets / liabilities designated at fair value and Financial assets available for sale
Corporate and municipal bonds	0.8	0.6	0.0	0.0	Relative value to market comparable	Bond price equivalent	0	132	88	0	128	88	points
Traded loans, loans designated at fair value, loan commitments and guarantees	1.4	2.0	0.0	0.0	Relative value to market comparable	Loan price equivalent	79	100	92	39	103	94	points
					Discounted expected cash flows	Credit spread	42	459		71	554		basis points
					Market comparable and securitization model	Discount margin	0	15	2	0	16	2%
Structured (reverse) repurchase agreements	0.6	0.6	0.0	0.3	Discounted expected cash flows	Funding spread	15	195		15	195		basis points
Issued and over-the-counter debt instruments³			12.1	10.7

Note 9   Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities (continued)
	Fair value					Significant unobservable input(s)¹	Range of inputs
	Assets		Liabilities		Valuation technique(s)		30.6.17			31.12.16
CHF billion	30.6.17	31.12.16	30.6.17	31.12.16			low	high	weighted average²	low	high	weighted average²	unit¹
Replacement values
Interest rate contracts	0.2	0.3	0.3	0.5	Option model	Volatility of interest rates	27	123		26	176%
						Rate-to-rate correlation	84	94		84	94%
						Intra-curve correlation	36	94		36	94%
Credit derivative contracts	0.8	1.3	1.0	1.5	Discounted expected cash flow based on modeled defaults and recoveries	Credit spreads	0	656		0	791		basis points
						Upfront price points	4	72		1	13%
						Recovery rates	15	50		0	50%
						Credit index correlation	10	70		10	85%
						Discount margin	0	11		(1)	68%
						Credit pair correlation	59	83		59	100%
					Discounted cash flow projection on underlying bond	Constant prepayment rate	4	15		1	15%
						Constant default rate	1	6		1	8%
						Loss severity	40	100		40	100%
						Discount margin	0	8		0	11%
						Bond price equivalent	3	187		3	100		points
Equity / index contracts	0.8	0.7	1.4	1.9	Option model	Equity dividend yields	0	15		0	15%
						Volatility of equity stocks, equity and other indices	0	220		0	150%
						Equity-to-FX correlation	(45)	82		(45)	82%
						Equity-to-equity correlation	(50)	97		12	98%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts as this would not be meaningful.    3 Valuation techniques, significant unobservable inputs and the respective input ranges for issued debt instruments and over-the-counter debt instruments are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

e) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof.

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity data presented represent an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1 through 3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Further, direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	30.6.17		31.3.17		31.12.16
CHF million	Favorable changes¹	Unfavorable changes¹	Favorable changes¹	Unfavorable changes¹	Favorable changes¹	Unfavorable changes¹
Corporate and municipal bonds	15	(20)	35	(30)	34	(39)
Traded loans, loans designated at fair value, loan commitments and guarantees	80	(8)	78	(7)	82	(10)
Equity instruments	71	(50)	70	(50)	67	(47)
Interest rate derivative contracts, net	22	(40)	28	(31)	41	(42)
Credit derivative contracts, net	119	(136)	114	(147)	131	(183)
Foreign exchange derivative contracts, net	12	(6)	11	(6)	17	(8)
Equity / index derivative contracts, net	73	(81)	61	(65)	63	(63)
Issued and over-the-counter debt instruments	85	(89)	81	(81)	96	(93)
Other	23	(23)	21	(26)	29	(31)
Total	499	(452)	499	(442)	560	(517)

1 Of the total favorable changes, CHF 72 million as of 30 June 2017 (31 March 2017: CHF 76 million; 31 December 2016: CHF 75 million) related to financial assets available for sale. Of the total unfavorable changes, CHF 51 million as of 30 June 2017 (31 March 2017: CHF 55 million; 31 December 2016: CHF 55 million) related to financial assets available for sale.

Note 9   Fair value measurement (continued)

f) Level 3 instruments: movements during the period

Significant changes in Level 3 instruments

The table on the following pages presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Assets transferred into and out of Level 3 totaled CHF 0.4 billion and CHF 0.8 billion, respectively. Transfers into Level 3 were primarily comprised of corporate and municipal bonds and equity / index contracts, and were mainly due to decreased observability of the respective market pricing inputs. Transfers out of Level 3 were primarily comprised of credit derivative and equity / index contracts, reflecting increased observability of the respective credit spread and equity volatility inputs.

Liabilities transferred into and out of Level 3 totaled CHF 0.4 billion and CHF 1.9 billion, respectively. Transfers into Level 3 were primarily comprised of equity-linked issued debt instruments and equity / index contracts, due to decreased observability of the respective equity volatility inputs used to determine the fair value of the options embedded in these structures. Transfers out of Level 3 were primarily comprised of equity-linked issued debt instruments, equity / index and credit derivative contracts resulting from changes in the availability of the observable equity volatility and credit spread inputs used to determine the fair value of the options embedded in these structures.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains / losses included in comprehensive income
CHF billion	Balance as of 31 December 2015	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 June 2016

Financial assets held for trading	2.1	(0.1)	0.0	0.6	(3.0)	2.5	0.0	0.5	(0.4)	(0.1)	2.2
of which:
Corporate and municipal bonds	0.7	0.1	0.1	0.5	(0.3)	0.0	0.0	0.0	(0.1)	(0.1)	0.8
Loans	0.8	0.0	0.1	0.0	(2.3)	2.5	0.0	0.1	(0.2)	0.0	0.9
Other	0.6	(0.2)	(0.2)	0.1	(0.4)	0.0	0.0	0.4	(0.1)	0.0	0.4

Financial assets designated at fair value	3.3	(0.2)	(0.2)	0.0	0.0	0.2	(0.8)	0.4	(0.1)	(0.1)	2.8
of which:
Loans (including structured loans)	1.7	(0.2)	(0.2)	0.0	0.0	0.2	(0.5)	0.4	(0.1)	(0.1)	1.5
Structured reverse repurchase and securities borrowing agreements	1.5	0.0	0.0	0.0	0.0	0.0	(0.3)	0.0	0.0	0.0	1.2
Other	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Financial assets available for sale	0.7	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	(0.1)	0.0	0.6

Positive replacement values	2.9	0.0	0.0	0.0	0.0	0.5	(1.1)	0.5	(0.4)	(0.1)	2.3
of which:
Credit derivative contracts	1.3	0.1	0.1	0.0	0.0	0.1	(0.3)	0.1	(0.2)	0.0	0.9
Equity / index contracts	1.0	0.0	0.0	0.0	0.0	0.2	(0.3)	0.2	(0.1)	0.0	0.9
Other	0.6	(0.1)	(0.1)	0.0	0.0	0.3	(0.5)	0.2	0.0	0.0	0.5

Negative replacement values	3.3	0.8	0.8	0.0	0.0	0.5	(1.1)	0.6	(0.2)	0.0	4.0
of which:
Credit derivative contracts	1.3	0.7	0.6	0.0	0.0	0.1	(0.4)	0.0	0.0	0.0	1.6
Equity / index contracts	1.4	0.0	0.0	0.0	0.0	0.4	(0.2)	0.1	(0.1)	0.0	1.6
Other	0.6	0.2	0.2	0.0	0.0	0.0	(0.4)	0.5	0.0	0.0	0.8

Financial liabilities designated at fair value	10.7	0.5	0.5	0.0	0.0	2.3	(1.4)	1.1	(1.3)	(0.2)	11.6
of which:
Issued debt instruments	9.3	0.6	0.5	0.0	0.0	1.6	(0.9)	1.0	(1.3)	(0.2)	10.1
Over-the-counter debt instruments	0.8	0.0	0.0	0.0	0.0	0.6	(0.5)	0.0	0.0	0.0	0.9
Structured repurchase agreements	0.6	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.6

1 Total Level 3 assets as of 30 June 2017 were CHF 5.6 billion (31 March 2017: CHF 5.9 billion; 31 December 2016: CHF 6.9 billion). Total Level 3 liabilities as of 30 June 2017 were CHF 15.1 billion (31 March 2017: CHF 16.1 billion; 31 December 2016: CHF 15.1 billion).

Note 9   Fair value measurement (continued)

	Total gains / losses included in comprehensive income
Balance as of 31 December 2016	Net interest income, net trading income and other income	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 June 2017¹

1.7	0.0	0.0	0.7	(2.3)	1.6	0.0	0.2	(0.2)	0.0	1.6

0.6	0.0	0.0	0.3	(0.1)	0.0	0.0	0.1	0.0	0.0	0.8
0.7	0.1	0.0	0.3	(2.1)	1.6	0.0	0.0	(0.1)	0.0	0.5
0.4	(0.1)	(0.1)	0.1	(0.1)	0.0	0.0	0.1	0.0	0.0	0.3

2.1	0.0	0.0	0.0	0.0	0.3	(0.7)	0.0	(0.1)	0.0	1.6

1.2	0.1	0.1	0.0	0.0	0.0	(0.7)	0.0	(0.1)	0.0	0.5
0.6	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.6
0.2	0.0	0.0	0.0	0.0	0.3	0.0	0.0	0.0	0.0	0.5

0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5

2.5	(0.2)	(0.3)	0.0	0.0	0.4	(0.5)	0.1	(0.5)	0.0	1.9

1.3	(0.2)	(0.2)	0.0	0.0	0.0	(0.1)	0.0	(0.3)	0.0	0.8
0.7	0.0	0.0	0.0	0.0	0.4	(0.2)	0.1	(0.1)	0.0	0.8
0.5	0.0	(0.1)	0.0	0.0	0.0	(0.2)	0.0	(0.1)	0.0	0.3

4.0	(0.1)	(0.2)	0.0	0.0	0.5	(1.0)	0.1	(0.7)	0.0	2.8

1.5	(0.1)	(0.1)	0.0	0.0	0.0	(0.2)	0.0	(0.3)	0.0	1.0
1.9	0.0	0.0	0.0	0.0	0.5	(0.5)	0.1	(0.4)	0.0	1.4
0.6	0.0	0.0	0.0	0.0	0.0	(0.2)	0.0	(0.1)	0.0	0.5

11.0	1.1	0.8	0.0	0.0	3.9	(2.5)	0.2	(1.2)	(0.3)	12.1

9.7	1.0	0.8	0.0	0.0	2.5	(2.0)	0.2	(0.9)	(0.3)	10.2
1.1	0.0	0.0	0.0	0.0	1.3	(0.5)	0.0	0.0	0.0	1.9
0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.2)	0.0	0.0

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 9   Fair value measurement (continued)

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	30.6.17		31.3.17		31.12.16
CHF billion	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances with central banks	100.1	100.1	108.9	108.9	107.8	107.8
Due from banks	14.4	14.4	14.2	14.2	13.2	13.2
Cash collateral on securities borrowed	15.1	15.1	18.5	18.5	15.1	15.1
Reverse repurchase agreements	75.3	75.3	77.0	77.0	66.2	66.2
Cash collateral receivables on derivative instruments	22.7	22.7	22.5	22.5	26.7	26.7
Loans	308.3	310.4	309.1	311.9	306.3	309.7
Financial assets held to maturity	8.7	8.6	9.0	8.8	9.3	9.1
Other assets	21.1	21.1	20.8	20.8	18.5	18.5
Liabilities
Due to banks	11.6	11.6	8.7	8.7	10.6	10.6
Cash collateral on securities lent	2.5	2.5	3.1	3.1	2.8	2.8
Repurchase agreements	11.3	11.3	10.6	10.6	6.6	6.6
Cash collateral payables on derivative instruments	31.5	31.5	29.9	29.9	35.5	35.5
Due to customers	404.3	404.3	419.4	419.4	423.7	423.7
Debt issued	121.7	125.1	114.8	117.9	103.7	106.1
Other liabilities	35.9	35.9	37.7	37.7	38.3	38.4

The fair values included in the table above were calculated for disclosure purposes only. The fair value valuation techniques and assumptions relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Note 10  Derivative instruments

a) Derivative instruments

As of 30.6.17, CHF billion	Positive replacement values	Notional values related to positive replacement values¹	Negative replacement values	Notional values related to negative replacement values¹	Other notional values²
Derivative instruments
Interest rate contracts	47.8	1,065	41.4	976	10,324
Credit derivative contracts	3.0	107	4.0	116	2
Foreign exchange contracts	52.1	2,292	51.4	2,144	8
Equity / index contracts	17.4	302	20.8	367	65
Commodity contracts	1.2	33	1.1	32	8
Unsettled purchases of non-derivative financial instruments³	0.2	24	0.2	29
Unsettled sales of non-derivative financial instruments³	0.2	36	0.2	15
Total derivative instruments, based on IFRS netting⁴	121.9	3,859	119.0	3,678	10,408
Further netting potential not recognized on the balance sheet⁵	(107.7)		(98.9)
of which: netting of recognized financial liabilities / assets	(85.3)		(85.3)
of which: netting with collateral received / pledged	(22.4)		(13.5)
Total derivative instruments, after consideration of further netting potential	14.2		20.2

As of 31.3.17, CHF billion
Derivative instruments
Interest rate contracts	53.3	1,099	46.4	1,018	10,344
Credit derivative contracts	3.5	126	4.4	132	2
Foreign exchange contracts	45.6	2,645	45.8	2,579	12
Equity / index contracts	17.4	293	21.9	360	68
Commodity contracts	1.5	35	1.2	29	8
Unsettled purchases of non-derivative financial instruments³	0.2	34	0.2	20
Unsettled sales of non-derivative financial instruments³	0.2	26	0.2	24
Total derivative instruments, based on IFRS netting⁴	121.5	4,259	120.0	4,162	10,435
Further netting potential not recognized on the balance sheet⁵	(107.9)		(100.9)
of which: netting of recognized financial liabilities / assets	(86.4)		(86.4)
of which: netting with collateral received / pledged	(21.6)		(14.5)
Total derivative instruments, after consideration of further netting potential	13.6		19.1

As of 31.12.16, CHF billion
Derivative instruments
Interest rate contracts	58.0	1,152	52.5	1,060	9,730
Credit derivative contracts	3.9	123	4.8	140
Foreign exchange contracts	76.1	2,470	72.1	2,286	6
Equity / index contracts	18.0	269	22.1	318	55
Commodity contracts	2.3	39	2.0	36	9
Unsettled purchases of non-derivative financial instruments³	0.1	18	0.1	10
Unsettled sales of non-derivative financial instruments³	0.1	13	0.2	11
Total derivative instruments, based on IFRS netting⁴	158.4	4,084	153.8	3,860	9,799
Further netting potential not recognized on the balance sheet⁵	(139.8)		(129.6)
of which: netting of recognized financial liabilities / assets	(113.1)		(113.1)
of which: netting with collateral received / pledged	(26.7)		(16.6)
Total derivative instruments, after consideration of further netting potential	18.6		24.2

1 In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    2 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. Many of these derivatives are either legally or economically settled on a daily basis. The residual unsettled fair value of these derivatives and the fair value of other derivatives that are presented on the balance sheet net of the corresponding cash margin, both within Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments, was not material for all periods presented.    3 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as replacement values.    4 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    5 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 24 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2016 for more information.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10  Derivative instruments (continued)

b) Cash collateral on derivative instruments

CHF billion	Receivables 30.6.17	Payables 30.6.17	Receivables 31.3.17	Payables 31.3.17	Receivables 31.12.16	Payables 31.12.16
Cash collateral on derivative instruments, based on IFRS netting¹	22.7	31.5	22.5	29.9	26.7	35.5
Further netting potential not recognized on the balance sheet²	(11.2)	(18.4)	(13.2)	(18.1)	(15.1)	(22.2)
of which: netting of recognized financial liabilities / assets	(10.7)	(17.8)	(11.6)	(16.8)	(14.2)	(20.8)
of which: netting with collateral received / pledged	(0.5)	(0.7)	(1.6)	(1.3)	(1.0)	(1.4)
Cash collateral on derivative instruments, after consideration of further netting potential	11.5	13.1	9.3	11.8	11.5	13.3

1 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Effective 3 January 2017, interest rate swaps and credit derivatives transacted with the Chicago Mercantile Exchange (CME) were legally converted from the previous collateral model to a settlement model resulting in a derecognition of the associated assets and liabilities, with UBS no longer applying IAS 32 netting principles. Refer to “Note 10 Derivative instruments” in the “Consolidated financial statements” section of the first quarter 2017 report for more information.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 24 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2016 for more information.

Note 11  Other assets and liabilities

CHF million	30.6.17	31.3.17	31.12.16

Other assets
Prime brokerage receivables¹	12,388	11,372	9,828
Recruitment loans to financial advisors	2,643	2,952	3,087
Other loans to financial advisors	557	566	471
Bail deposit²	1,246	1,212	1,213
Accrued interest income	557	760	526
Accrued income – other	857	1,093	818
Prepaid expenses	1,031	1,073	1,010
Settlement and clearing accounts	385	499	516
VAT and other tax receivables	325	252	292
Properties and other non-current assets held for sale	95	92	111
Assets of disposal group held for sale³	0	5,074	5,137
Other	2,709	2,553	2,427
Total other assets	22,793	27,500	25,436

Other liabilities
Prime brokerage payables¹	30,068	31,496	31,973
Amounts due under unit-linked investment contracts	10,099	9,579	9,286
Compensation-related liabilities	6,303	5,756	7,421
of which: accrued expenses	1,641	1,031	2,423
of which: Deferred Contingent Capital Plan	1,771	1,644	1,625
of which: other deferred compensation plans	1,821	1,875	2,107
of which: net defined benefit pension and post-employment liabilities	1,071	1,206	1,266
Third-party interest in consolidated investment funds	327	385	701
Settlement and clearing accounts	707	920	1,012
Current and deferred tax liabilities	702	1,135	949
VAT and other tax payables	492	499	503
Deferred income	192	202	168
Accrued interest expenses	1,162	1,370	1,553
Other accrued expenses	2,307	2,780	2,448
Liabilities of disposal group held for sale³	0	5,052	5,213
Other	1,294	764	793
Total other liabilities	53,653	59,939	62,020

1 Prime brokerage services include clearance, settlement, custody, financing and portfolio reporting services for corporate clients trading across multiple asset classes. Prime brokerage receivables are mainly comprised of margin lending receivables. Prime brokerage payables are mainly comprised of client securities financing and deposits.    2 Refer to item 1 in Note 14b for more information.    3 Refer to Note 16 for more information.

Note 12  Financial liabilities designated at fair value

CHF million	30.6.17	31.3.17	31.12.16
Issued debt instruments
Equity-linked¹	31,869	31,802	29,831
Rates-linked	6,801	9,379	10,150
Credit-linked	3,748	3,888	4,101
Fixed-rate	3,123	3,100	2,972
Other	2,389	2,471	2,875
Total issued debt instruments	47,930	50,640	49,930
of which: issued by UBS AG with original maturity greater than one year²˒³	35,095	35,601	36,347
Over-the-counter debt instruments	5,846	5,572	4,663
of which: issued by UBS AG with original maturity greater than one year²˒⁴	4,824	4,521	4,210
Other	439	428	425
Total	54,215	56,640	55,017
of which: life-to-date own credit (gain) / loss	128	49	(141)

1 Includes investment fund unit-linked instruments issued.    2 Issued by the legal entity UBS AG. Based on original contractual maturity without considering any early redemption features.    3 More than 99% of the balance as of 30 June 2017 was unsecured (31 March 2017: more than 99% of the balance was unsecured; 31 December 2016: more than 99% of the balance was unsecured).    4 More than 20% of the balance as of 30 June 2017 was unsecured (31 March 2017: more than 25% of the balance was unsecured; 31 December 2016: more than 35% of the balance was unsecured).

Note 13  Debt issued held at amortized cost

CHF million	30.6.17	31.3.17	31.12.16
Certificates of deposit	33,162	28,825	20,207
Commercial paper	6,530	1,355	1,653
Other short-term debt	4,199	5,186	4,318
Short-term debt¹	43,891	35,367	26,178
Senior fixed-rate bonds	25,527	26,580	27,008
of which: issued by UBS AG with original maturity greater than one year²˒³	25,450	26,495	26,850
Senior unsecured debt that contributes to total loss-absorbing capacity	23,521	23,531	16,890
Covered bonds	3,896	3,829	5,836
Subordinated debt	16,431	17,018	19,325
of which: high-trigger loss-absorbing additional tier 1 capital instruments	5,153	5,330	5,429
of which: low-trigger loss-absorbing additional tier 1 capital instruments	2,295	2,313	2,342
of which: low-trigger loss-absorbing tier 2 capital instruments	8,110	8,265	10,429
of which: non-Basel III-compliant tier 2 capital instruments	873	1,109	1,125
Debt issued through the central bond institutions of the Swiss regional or cantonal banks	8,369	8,300	8,302
Other long-term debt	91	100	112
of which: issued by UBS AG with original maturity greater than one year²˒⁴	68	87	94
Long-term debt⁵	77,836	79,359	77,472
Total debt issued held at amortized cost⁶	121,727	114,725	103,649

1 Debt with an original maturity of less than one year.    2 Issued by the legal entity UBS AG. Based on original contractual maturity without considering any early redemption features.    3 100% of the balance as of 30 June 2017 was unsecured (31 March 2017: 100% of the balance was unsecured; 31 December 2016: 100% of the balance was unsecured).    4 More than 95% of the balance as of 30 June 2017 was unsecured (31 March 2017: 100% of the balance was unsecured; 31 December 2016: 100% of the balance was unsecured).    5 Debt with an original maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    6 Net of bifurcated embedded derivatives with a net positive fair value of CHF 20 million as of 30 June 2017 (31 March 2017: net positive fair value of CHF 34 million; 31 December 2016: net positive fair value of CHF 38 million).

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14   Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks¹	Litigation, regulatory and similar matters²	Restructuring	Loan commitments and guarantees	Real estate	Employee benefits⁵	Other	Total provisions
Balance as of 31 December 2016	50	3,261	498	54	142	77	91	4,174
Balance as of 31 March 2017	49	2,918	433	51	138	76	92	3,757
Increase in provisions recognized in the income statement	6	53	49	2	1	4	3	119
Release of provisions recognized in the income statement	(3)	(43)	(11)	(10)	0	(11)	0	(78)
Provisions used in conformity with designated purpose	(4)	(410)	(76)	0	(4)	0	(21)	(515)
Capitalized reinstatement costs	0	0	0	0	2	0	0	2
Reclassifications	0	0	0	10	0	0	0	10
Foreign currency translation / unwind of discount	0	(72)	(10)	0	(5)	(1)	(1)	(88)
Balance as of 30 June 2017	47	2,446	385³	53	132⁴	68	74	3,207

1 Comprises provisions for losses resulting from security risks and transaction processing risks.    2 Comprises provisions for losses resulting from legal, liability and compliance risks.    3 Consists of personnel-related restructuring provisions of CHF 95 million as of 30 June 2017 (31 March 2017: CHF 109 million; 31 December 2016: CHF 150 million) and provisions for onerous lease contracts of CHF 290 million as of 30 June 2017 (31 March 2017: CHF 324 million; 31 December 2016: CHF 348 million).    4 Consists of reinstatement costs for leasehold improvements of CHF 88 million as of 30 June 2017 (31 March 2017: CHF 88 million; 31 December 2016: CHF 87 million) and provisions for onerous lease contracts of CHF 45 million as of 30 June 2017 (31 March 2017: CHF 50 million; 31 December 2016: CHF 55 million).    5 Includes provisions for sabbatical and anniversary awards as well as provisions for severance that are not part of restructuring provisions.

Restructuring provisions primarily relate to onerous lease contracts and severance payments. The use of onerous lease provisions is driven by the maturities of the underlying lease contracts. Severance-related provisions are used within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 14b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS Group AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

Note 14   Provisions and contingent liabilities (continued)

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 14a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions. Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the Non-Prosecution Agreement (NPA) described in item 5 of this Note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a USD 203 million fine and is subject to a three-year term of probation. A guilty plea to, or conviction of, a crime (including as a result of termination of the NPA) could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and Corporate Center unit¹
CHF million	Wealth Manage- ment	Wealth Management Americas	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	CC – Services	CC – Group ALM	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2016	292	425	78	5	616	259	0	1,585	3,261
Balance as of 31 March 2017	244	385	77	4	404	255	0	1,550	2,918
Increase in provisions recognized in the income statement	1	44	0	5	0	0	0	2	53
Release of provisions recognized in the income statement	0	(2)	0	(4)	0	0	0	(36)	(43)
Provisions used in conformity with designated purpose	(1)	(50)	0	0	0	(2)	0	(356)	(410)
Foreign currency translation / unwind of discount	6	(16)	0	0	(12)	0	0	(50)	(72)
Balance as of 30 June 2017	249	361	77	5	391	253	0	1,110	2,446

1 Provisions, if any, for the matters described in this Note are recorded in Wealth Management (item 3), Wealth Management Americas (item 4), the Investment Bank (item 8), Corporate Center – Services (item 7) and Corporate Center – Non-core and Legacy Portfolio (item 2). Provisions, if any, for the matters described in items 1 and 6 of this Note are allocated between Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this Note in item 5 are allocated between the Investment Bank, Corporate Center – Services and Corporate Center – Non-core and Legacy Portfolio.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14   Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests. In addition, the Swiss Federal Supreme Court ruled in 2016 that the double taxation agreement between the Netherlands and Switzerland provides a sufficient legal basis for an administrative assistance group request without specifying the names of the targeted taxpayers, which makes it more likely that similar requests for administrative assistance will be granted by the FTA.

The Swiss Federal Administrative Court ruled in 2016 that in the administrative assistance proceedings related to a French bulk request, UBS has the right to appeal all final FTA client data disclosure orders.

Since 2013, UBS (France) S.A. and UBS AG and certain former employees have been under investigation in France for alleged complicity in having illicitly solicited clients on French territory and regarding the laundering of proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

In February 2016, the investigating judges notified UBS AG and UBS (France) S.A. that they have closed their investigation. In July 2016, UBS AG and UBS (France) S.A. received the National Financial Prosecutor’s recommendation (“réquisitoire”). In March 2017, the investigating judges issued the trial order (“ordonnance de renvoi”) that charges UBS AG and UBS
(France) S.A., as well as various former employees, with illicit solicitation of clients on French territory and with participation in the laundering of the proceeds of tax fraud, and which transfers the case to court. The trial schedule has not yet been announced.

In February 2016, UBS was notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud and of banking, financial solicitation by unauthorized persons and serious tax fraud.

In 2015, UBS received inquiries from the US Attorney’s Office for the Eastern District of New York and from the US Securities and Exchange Commission (SEC), which are investigating potential sales to US persons of bearer bonds and other unregistered securities in possible violation of the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) and the registration requirements of the US securities laws. UBS is cooperating with the authorities in these investigations.

UBS has, and reportedly numerous other financial institutions have, received inquiries from authorities concerning accounts relating to the Fédération Internationale de Football Association (FIFA) and other constituent soccer associations and related persons and entities. UBS is cooperating with authorities in these inquiries.

Our balance sheet at 30 June 2017 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

Note 14   Provisions and contingent liabilities (continued)

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A branch of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

RMBS-related lawsuits concerning disclosures: UBS has been named as a defendant in lawsuits relating to its role as underwriter and issuer of RMBS.

In April 2017, UBS reached a final settlement in a lawsuit brought in the US District Court for the District of Kansas by the National Credit Union Administration (NCUA) as conservator for certain failed credit unions, asserting misstatements and omissions in the offering documents for USD 1.15 billion in original principal balance of RMBS purchased by the credit unions. UBS and the NCUA settled this matter for USD 445 million. A similar case brought by the NCUA in the US District Court for the Southern District of New York (SDNY) was settled in 2016.

UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS in connection with certain of these matters.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which the representations related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust aggregating USD 4.1 billion in original principal balance. Of this amount, UBS considers claims relating to USD 2 billion in original principal balance to be resolved, including claims barred by the statute of limitations. Substantially all of the remaining claims are in litigation, including the matters described in the next paragraph. UBS believes that new demands to repurchase US residential mortgage loans are time-barred under a decision rendered by the New York Court of Appeals.

In 2012, certain RMBS trusts filed an action (Trustee Suit) in the SDNY seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations with an original principal balance of approximately USD 2 billion, for which Assured Guaranty Municipal Corp., a financial guaranty insurance company, had previously demanded repurchase. Approximately 9,000 loans were at issue in a bench trial in the SDNY in 2016, following which the court issued an order ruling on numerous legal and factual issues and applying those rulings to 20 exemplar loans. The court further ordered that a lead master be appointed to apply the court’s rulings to the loans that remain at issue following the trial. With respect to the loans subject to the Trustee Suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions.

Mortgage-related regulatory matters: In 2014, UBS received a subpoena from the US Attorney’s Office for the Eastern District of New York issued pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), which seeks documents and information related to UBS’s RMBS business from 2005 through 2007. In 2015, the Eastern District of New York identified a number of transactions that are the focus of their inquiry, and has subsequently provided a revised list of transactions. We have provided and continue to provide information. UBS continues to respond to the FIRREA subpoena and to subpoenas from the New York State Attorney General and other state attorneys general relating to its RMBS business. In addition, UBS has also been responding to inquiries from both the Special Inspector General for the Troubled Asset Relief Program (SIGTARP) (who is working in conjunction with the US Attorney’s Office for Connecticut and the DOJ) and the SEC relating to trading practices in connection with purchases and sales of mortgage-backed securities in the secondary market from 2009 through 2014. We are cooperating with the authorities in these matters.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14   Provisions and contingent liabilities (continued)

Our balance sheet at 30 June 2017 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS Europe SE, Luxembourg branch, and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without, however, being named as parties in those investigations.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee). These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively.

In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals were filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. The Luxembourg Court of Appeal has found in favor of UBS and dismissed all of these test case appeals, confirming that the claims are inadmissible. The Luxembourg Supreme Court has also dismissed a further appeal brought by the claimant in one of the test cases.

In the US, the BMIS Trustee filed claims in 2010 against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. Following a motion by UBS, in 2011, the SDNY dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In 2013, the Second Circuit affirmed the District Court’s decision and, in 2014, the US Supreme Court denied the BMIS Trustee’s petition seeking review of the Second Circuit ruling. In 2016, the bankruptcy court issued an opinion dismissing the remaining claims for recovery of subsequent transfers of fraudulent conveyances and preference payments on the ground that the US Bankruptcy Code does not apply to transfers that occurred outside the US, and judgment was entered in March 2017. The BMIS Trustee has appealed that ruling. In 2014, several claims, including a purported class action, were filed in the US by BMIS customers against UBS entities, asserting claims similar to the ones made by the BMIS Trustee, seeking unspecified damages. One claim was voluntarily withdrawn by the plaintiff. In 2015, following a motion by UBS, the SDNY dismissed the two remaining claims on the basis that the New York courts did not have jurisdiction to hear the claims against the UBS entities. The plaintiff in one of those claims has appealed the dismissal.

In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds. In 2015, a court of appeal ordered UBS to pay EUR 49 million, plus interest of approximately EUR 15.3 million.

Note 14   Provisions and contingent liabilities (continued)

4. Puerto Rico

Declines since August 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of USD 2.1 billion, of which claims with aggregate claimed damages of USD 1.1 billion have been resolved through settlements, arbitration or withdrawal of the claim. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and / or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans. A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied. Defendants’ requests for permission to appeal that ruling were denied by the Puerto Rico Court of Appeals and the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management and the co-manager of certain of the funds, seeking damages for investor losses in the funds during the period from May 2008 through May 2014. In 2016, defendants’ motion to dismiss was granted in part and denied in part. In 2015, a class action was filed in Puerto Rico state court against UBS PR seeking equitable relief in the form of a stay of any effort by UBS PR to collect on non-purpose loans it acquired from UBS Bank USA in December 2013 based on plaintiffs’ allegation that the loans are not valid. The trial court denied defendant’s motion to dismiss the action based on a forum selection clause in the loan agreements. The Puerto Rico Supreme Court reversed that decision and remanded the case back to the trial court for reconsideration.

In 2014, UBS reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI) in connection with OCFI’s examination of UBS’s operations from January 2006 through September 2013, pursuant to which UBS is paying up to an aggregate of USD 7.7 million in investor education contributions and restitution.

In 2015, the SEC and the Financial Industry Regulatory Authority (FINRA) announced settlements with UBS PR of their separate investigations stemming from the 2013 market events. Without admitting or denying the findings in either matter, UBS PR agreed in the SEC settlement to pay USD 15 million and USD 18.5 million in the FINRA matter. We also understand that the DOJ is conducting a criminal inquiry into the impermissible reinvestment of non-purpose loan proceeds. We are cooperating with the authorities in this inquiry.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In December 2016, the court granted the System’s request to join the action as a plaintiff, but ordered that plaintiffs must file an amended complaint. In March 2017, the court denied defendants’ motion to dismiss the amended complaint.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC’s investigation of UBS’s sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012, two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities, certain of the funds and certain members of UBS PR senior management, seeking damages for investor losses in the funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. In 2016, the court denied plaintiffs’ motion for class certification. In March 2017, the US Court of Appeals for the First Circuit denied plaintiffs’ petition seeking permission to bring an interlocutory appeal challenging the denial of their motion for class certification.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14   Provisions and contingent liabilities (continued)

In 2015, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments, in 2016, the Commonwealth defaulted on payments on its general obligation debt (GO Bonds), and in 2017 the Commonwealth defaulted on payments on its debt backed by the Commonwealth’s Sales and Use Tax (COFINA Bonds) as well as on bonds issued by the Commonwealth’s Employee Retirement System (ERS Bonds). The funds hold significant amounts of both COFINA and ERS Bonds and the defaults on interest payments are expected to adversely affect dividends from the funds. Executive orders of the Governor that have diverted funds to pay for essential services instead of debt payments and stayed any action to enforce creditors’ rights on the Puerto Rico bonds continue to be in effect. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board is authorized to impose, and has imposed, a stay on exercise of creditors’ rights. In May and June 2017, the oversight board placed the GO, COFINA and ERS Bonds, among others, into a bankruptcy-like proceeding under the supervision of a Federal District Judge as authorized by the oversight board’s enabling statute. These events, further defaults, any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth’s finances, or any restructuring of the Commonwealth’s obligations may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

Our balance sheet at 30 June 2017 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR, and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Following an initial media report in 2013 of widespread irregularities in the foreign exchange markets, UBS immediately commenced an internal review of its foreign exchange business, which includes our precious metals and related structured products businesses.
Since then, various authorities have commenced investigations concerning possible manipulation of foreign exchange markets, including FINMA, the Swiss Competition Commission (WEKO), the DOJ, the SEC, the US Commodity Futures Trading Commission (CFTC), the Board of Governors of the Federal Reserve System (Federal Reserve Board), the California State Attorney General, the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO), the Australian Securities and Investments Commission (ASIC), the Hong Kong Monetary Authority (HKMA), the Korea Fair Trade Commission (KFTC) and the Brazil Competition Authority (CADE). In addition, WEKO is, and a number of other authorities reportedly are, investigating potential manipulation of precious metals prices.

In 2014, UBS reached settlements with the FCA and the CFTC in connection with their foreign exchange investigations, and FINMA issued an order concluding its formal proceedings with respect to UBS relating to its foreign exchange and precious metals businesses. In 2015, the Federal Reserve Board and the Connecticut Department of Banking issued an Order to Cease and Desist and Order of Assessment of a Civil Monetary Penalty Issued upon Consent (Federal Reserve Order) to UBS AG.

In 2015, the DOJ’s Criminal Division (Criminal Division) terminated the December 2012 Non-Prosecution Agreement (NPA) with UBS AG related to UBS’s submissions of benchmark interest rates. As a result, UBS AG entered into a plea agreement with the Criminal Division pursuant to which UBS AG pleaded guilty to a one-count criminal information filed in the US District Court for the District of Connecticut charging UBS AG with one count of wire fraud in violation of 18 USC Sections 1343 and 2. Sentencing occurred in January 2017. Under the plea agreement, UBS AG has paid a USD 203 million fine and is subject to a three-year term of probation starting on the sentencing date. The criminal information charges that, between approximately 2001 and 2010, UBS AG engaged in a scheme to defraud counterparties to interest rate derivatives transactions by manipulating benchmark interest rates, including Yen LIBOR. The Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain UBS AG employees committed criminal conduct that violated the NPA in certain foreign exchange market transactions.

We have ongoing obligations to cooperate with these authorities and to undertake certain remediation, including actions to improve UBS’s processes and controls.

Note 14   Provisions and contingent liabilities (continued)

UBS has been granted conditional leniency or conditional immunity by the Antitrust Division of the DOJ (Antitrust Division) from prosecution for EUR / USD collusion and entered into a non-prosecution agreement covering other currency pairs. As a result, UBS AG will not be subject to prosecutions, fines or other sanctions for antitrust law violations by the Antitrust Division, subject to UBS AG’s continuing cooperation. However, the conditional leniency and conditional immunity grant does not bar government agencies from asserting other claims and imposing sanctions against UBS AG. UBS has also been granted conditional immunity by authorities in certain jurisdictions, including WEKO, in connection with potential competition law violations relating to foreign exchange and precious metals businesses and, as a result, will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in those jurisdictions, subject to UBS AG’s continuing cooperation as the leniency applicant.

Investigations relating to foreign exchange and precious metals matters by numerous authorities, including the CFTC, remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since November 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. They allege collusion by the defendants and assert claims under the antitrust laws and for unjust enrichment. In 2015, additional putative class actions were filed in federal court in New York against UBS and other banks on behalf of a putative class of persons who entered into or held any foreign exchange futures contracts and options on foreign exchange futures contracts since 1 January 2003. The complaints assert claims under the Commodity Exchange Act (CEA) and the US antitrust laws. In 2015, a consolidated complaint was filed on behalf of both putative classes of persons covered by the US federal court class actions described above. UBS has entered into a settlement agreement that would resolve all of these US federal court class actions. The agreement, which has been preliminarily approved by the court and is subject to final court approval, requires, among other things, that UBS pay an aggregate of USD 141 million and provide cooperation to the settlement classes.

A putative class action has been filed in federal court in New York against UBS and other banks on behalf of participants, beneficiaries and named fiduciaries of plans qualified under the Employee Retirement Income Security Act of 1974 (ERISA) for whom a defendant bank provided foreign currency exchange transactional services, exercised discretionary authority or discretionary control over management of such ERISA plan, or authorized or permitted the execution of any foreign currency exchange transactional services involving such plan’s assets. The complaint asserts claims under ERISA. The parties filed a stipulation to dismiss the case with prejudice. The plaintiffs have appealed the dismissal. The appeals court heard oral argument in June 2017.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of a putative class of persons and businesses in the US who directly purchased foreign currency from the defendants and their co-conspirators for their own end use. That action has been transferred to federal court in New York. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint.

In 2016, a putative class action was filed in federal court in New York against UBS and numerous other banks on behalf of a putative class of persons and entities who had indirectly purchased FX instruments from a defendant or co-conspirator in the US. The complaint asserts claims under federal and state antitrust laws. In response to defendants’ motion to dismiss, plaintiffs agreed to dismiss their complaint. In April and June 2017, two new putative class actions were filed in federal court in New York against UBS and numerous other banks on behalf of different proposed classes of indirect purchasers of currency, and a consolidated complaint was filed on 30 June 2017.

In 2015, UBS was added to putative class actions pending against other banks in federal court in New York and other jurisdictions on behalf of putative classes of persons who had bought or sold physical precious metals and various precious metal products and derivatives. The complaints in these lawsuits assert claims under the antitrust laws and the CEA, and other claims. In October 2016, the court in New York granted UBS’s motions to dismiss the putative class actions relating to gold and silver. Plaintiffs in those cases sought to amend their complaints to add new allegations about UBS, which the court granted. In March 2017, the court in New York granted UBS’s motion to dismiss the platinum and palladium action. In May 2017, plaintiffs filed an amended complaint that did not allege claims against UBS.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the SFO, the Monetary Authority of Singapore (MAS), the HKMA, FINMA, the various state attorneys general in the US and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to LIBOR and other benchmark rates. These investigations focus on whether there were improper attempts by UBS, among others, either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14   Provisions and contingent liabilities (continued)

In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time, FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS has paid a total of CHF 1.4 billion in fines and disgorgement in connection with these resolutions. UBS Securities Japan Co. Ltd. (UBSSJ) entered into a plea agreement with the DOJ under which it entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR. UBS entered into an NPA with the DOJ, which (along with the plea agreement) covered conduct beyond the scope of the conditional leniency / immunity grants described below. Under the NPA, UBS agreed, among other things, that for two years from 18 December 2012 it would not commit any US crime and would advise the DOJ of any potentially criminal conduct by UBS or any of its employees relating to violations of US laws concerning fraud or securities and commodities markets. The term of the NPA was extended by one year to 18 December 2015. In 2015, the Criminal Division terminated the NPA based on its determination, in its sole discretion, that certain UBS AG employees committed criminal conduct that violated the NPA.

In 2014, UBS reached a settlement with the European Commission (EC) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and paid a EUR 12.7 million fine, which was reduced to this level based in part on UBS’s cooperation with the EC. In 2016, UBS reached a settlement with WEKO regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives and received full immunity from fines. The MAS, HKMA and the Japan Financial Services Agency have also resolved investigations of UBS (and in some cases, other banks). We have ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions.

Investigations by the CFTC, ASIC and other governmental authorities remain ongoing notwithstanding these resolutions.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and WEKO, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. As a result of these conditional grants, UBS will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity in connection with the matters covered by the conditional grants, subject to our continuing cooperation as leniency applicant. However, since the Secretariat of WEKO has asserted that UBS does not qualify for full immunity, UBS has been unable to reach a settlement with WEKO, and therefore the investigation will continue. Furthermore, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, USD and SGD SIBOR and SOR, Australian BBSW and USD ISDAFIX, and seek unspecified compensatory and other damages under varying legal theories.

In 2013, the US district court in the USD LIBOR action dismissed the federal antitrust and racketeering claims of certain USD LIBOR plaintiffs and a portion of their claims brought under the CEA and state common law. Certain plaintiffs appealed the decision to the Second Circuit, which, in 2016, vacated the district court’s ruling finding no antitrust injury and remanded the case back to the district court for a further determination on whether plaintiffs have antitrust standing. In December 2016, the district court again dismissed plaintiffs’ antitrust claims, this time for lack of personal jurisdiction over UBS and other foreign banks. In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiff’s claims, including federal antitrust claims. In 2015, the same court dismissed plaintiff’s federal racketeering claims and affirmed its previous dismissal of plaintiff’s antitrust claims. In 2017, the court also dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds. Also in 2017, the courts in the EURIBOR and the SIBOR and SOR lawsuits dismissed the cases as to UBS and certain other foreign defendants for lack of personal jurisdiction. UBS and other defendants in other lawsuits including those related to CHF LIBOR, GBP LIBOR and Australian BBSW have filed motions to dismiss. In 2016, UBS entered into an agreement with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement has received preliminary court approval and remains subject to final approval.

Note 14   Provisions and contingent liabilities (continued)

Since September 2014, putative class actions have been filed in federal court in New York and New Jersey against UBS and other financial institutions, among others, on behalf of parties who entered into interest rate derivative transactions linked to ISDAFIX. The complaints, which have since been consolidated into an amended complaint, allege that the defendants conspired to manipulate ISDAFIX rates from 1 January 2006 through June 2013, in violation of US antitrust laws and certain state laws, and seek unspecified compensatory damages, including treble damages. On 12 July 2017, the court overseeing the ISDAFIX class action preliminarily approved a settlement agreement between UBS AG and the plaintiffs, whereby UBS AG agreed to pay USD 14 million to settle the case in its entirety.

Government bonds: Putative class actions have been filed in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. The complaints generally allege that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction. They assert claims under the antitrust laws and the CEA and for unjust enrichment. The cases have been consolidated in the SDNY. Following filing of these complaints, UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding US Treasury securities and other government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 30 June 2017 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 30 June 2017 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to BRL 2.7 billion, including interest and penalties, which is net of liabilities retained by BTG. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. These assessments are being challenged in administrative and judicial proceedings. The majority of these assessments relate to the deductibility of goodwill amortization in connection with UBS’s 2006 acquisition of Pactual and payments made to Pactual employees through various profit-sharing plans. In 2015, an intermediate administrative court issued a decision that was largely in favor of the tax authority with respect to the goodwill amortization assessment. In 2016, the highest level of the administrative court agreed to review this decision on a number of the significant issues.

8. Investigation of UBS’s role in initial public offerings in Hong Kong

The Hong Kong Securities and Futures Commission (SFC) has been conducting investigations into UBS’s role as a sponsor of certain initial public offerings listed on the Hong Kong Stock Exchange. In 2016, the SFC informed UBS that it intends to commence action against UBS and certain UBS employees with respect to sponsorship work in those offerings, which could result in financial ramifications for UBS, including fines and obligations to pay investor compensation, and suspension of UBS’s ability to provide corporate finance advisory services in Hong Kong for a period of time. In January 2017, a writ was filed by the SFC with Hong Kong’s High Court in which UBS is named as one of six defendants from whom the SFC is seeking compensation in an unspecified amount for losses incurred by certain shareholders of China Forestry Holdings Company Limited, for whom UBS acted as a sponsor in connection with their 2009 listing application.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 15   Guarantees, commitments and forward starting transactions

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	30.6.17			31.3.17			31.12.16
CHF million	Gross	Sub- participations	Net	Gross	Sub- participations	Net	Gross	Sub- participations	Net
Guarantees
Credit guarantees and similar instruments	6,411	(390)	6,021	6,595	(427)	6,168	6,447	(424)	6,023
Performance guarantees and similar instruments	3,229	(654)	2,575	3,117	(674)	2,443	3,190	(696)	2,494
Documentary credits	6,198	(1,611)	4,587	7,130	(1,672)	5,458	7,074	(1,761)	5,313
Total guarantees	15,838	(2,656)	13,182	16,842	(2,773)	14,069	16,711	(2,881)	13,830
Loan commitments	42,222	(1,349)	40,874	46,063	(1,460)	44,603	54,430	(1,513)	52,917
Forward starting transactions¹
Reverse repurchase agreements	25,218			25,136			10,178
Securities borrowing agreements	183			55			36
Repurchase agreements	20,890			18,124			5,984
1 Cash to be paid in the future by either UBS or the counterparty.

Note 16   Changes in organization and disposals

Restructuring expenses

Restructuring expenses arise from programs that materially change either the scope of business that the Group engages in or the manner in which such business is conducted. Restructuring expenses are necessary to effect such programs and include items such as severance and other personnel-related expenses, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense.

Net restructuring expenses by business division and Corporate Center unit
	For the quarter ended			Year-to-date
CHF million	30.6.17	31.3.17	30.6.16	30.6.17	30.6.16
Wealth Management	109	88	86	197	165
Wealth Management Americas	25	22	38	47	71
Personal & Corporate Banking	23	19	31	42	55
Asset Management	23	20	34	43	54
Investment Bank	75	78	163	152	280
Corporate Center	3	17	25	20	19
of which: Services	0	15	20	14	13
of which: Group ALM	1	0	0	1	0
of which: Non-core and Legacy Portfolio	2	2	5	4	6
Total net restructuring expenses	258	244	377	502	642
of which: personnel expenses	117	116	192	233	320
of which: general and administrative expenses	141	124	185	264	322
of which: depreciation and impairment of property, equipment and software	0	4	0	4	0
of which: amortization and impairment of intangible assets	0	0	0	0	0

Net restructuring expenses by personnel expense category
	For the quarter ended			Year-to-date
CHF million	30.6.17	31.3.17	30.6.16	30.6.17	30.6.16
Salaries and variable compensation	109	103	200	212	315
Contractors	13	13	16	26	28
Social security	2	2	1	4	3
Pension and other post-employment benefit plans	(10)	(4)	(30)	(14)	(34)
Other personnel expenses	2	2	4	5	8
Total net restructuring expenses: personnel expenses	117	116	192	233	320

Net restructuring expenses by general and administrative expense category
	For the quarter ended			Year-to-date
CHF million	30.6.17	31.3.17	30.6.16	30.6.17	30.6.16
Occupancy	22	19	41	40	70
Rent and maintenance of IT and other equipment	26	29	34	55	44
Administration	5	3	3	8	6
Travel and entertainment	3	2	5	6	8
Professional fees	41	26	36	68	70
Outsourcing of IT and other services	45	44	74	89	148
Other¹	(1)	0	(8)	(1)	(25)
Total net restructuring expenses: general and administrative expenses	141	124	185	264	322
1 Mainly comprised of onerous real estate lease contracts.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16   Changes in organization and disposals (continued)

Sale of subsidiaries and businesses

In the second quarter of 2017, UBS completed the sale of a life insurance subsidiary within Wealth Management. Prior to completion of the sale, the assets and liabilities of this business were presented as a disposal group held for sale within Other assets and Other liabilities (31 March 2017: CHF 5.1 billion and CHF 5.1 billion, respectively; 31 December 2016: CHF 5.1 billion and CHF 5.2 billion, respectively). The completion of the sale did not have a material effect on the results of Wealth Management in the second quarter of 2017.

Note 17   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s foreign operations into Swiss francs.

	Spot rate				Average rate¹
	As of				For the quarter ended			Year-to-date
	30.6.17	31.3.17	31.12.16	30.6.16	30.6.17	31.3.17	30.6.16	30.6.17	30.6.16
1 USD	0.96	1.00	1.02	0.98	0.97	1.00	0.98	0.99	0.99
1 EUR	1.10	1.07	1.07	1.08	1.09	1.07	1.10	1.08	1.10
1 GBP	1.25	1.25	1.26	1.30	1.26	1.25	1.37	1.26	1.39
100 JPY	0.85	0.90	0.87	0.95	0.87	0.89	0.92	0.88	0.89

1 Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

UBS AG interim consolidated financial
information (unaudited)

This section contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated. Refer to “Quarterly reporting” at www.ubs.com/investors  for the interim consolidated financial statements of UBS AG, which will be published on 3 August 2017.

Comparison UBS Group AG consolidated versus
UBS AG consolidated

The accounting policies applied under International Financial Reporting Standards (IFRS) to both UBS Group AG and UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below:

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements.

–   Preferred notes issued by UBS AG are presented in the consolidated UBS Group AG balance sheet as equity attributable to non-controlling interests, while in the consolidated UBS AG balance sheet, these preferred notes are required to be presented as equity attributable to preferred noteholders.

–   Fully applied going concern capital of UBS AG consolidated was lower than fully applied going concern capital of UBS Group AG consolidated as of 30 June 2017, reflecting lower additional tier 1 (AT1) capital, partly offset by higher common equity tier 1 (CET1) capital. The difference in CET1 capital was primarily due to compensation-related regulatory capital accruals, liabilities and capital instruments that are reflected on the level of UBS Group AG. The difference in AT1 capital relates to the issuances of AT1 capital notes by UBS Group AG, as well as Deferred Contingent Capital Plan awards granted for the performance years 2014, 2015 and 2016.

→   Refer to the “Recent developments” section of this report for information on the transfer of shared services functions from UBS AG to UBS Business Solutions AG in the second quarter of 2017

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Comparison UBS Group AG (consolidated) versus UBS AG (consolidated)
	As of or for the quarter ended 30.6.17
CHF million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

Income statement
Operating income	7,269	7,398	(129)
Operating expenses	5,767	5,957	(190)
Operating profit / (loss) before tax	1,502	1,441	61
of which: Wealth Management	582	580	2
of which: Wealth Management Americas	297	289	8
of which: Personal & Corporate Banking	356	356	0
of which: Asset Management	110	110	0
of which: Investment Bank	451	441	10
of which: Corporate Center	(294)	(334)	40
of which: Services	(137)	(182)	45
of which: Group ALM	(104)	(99)	(5)
of which: Non-core and Legacy Portfolio	(53)	(53)	0
Net profit / (loss)	1,175	1,124	51
of which: net profit / (loss) attributable to shareholders	1,174	1,123	51
of which: net profit / (loss) attributable to preferred noteholders		0	0
of which: net profit / (loss) attributable to non-controlling interests	1	1	0

Statement of comprehensive income
Other comprehensive income	(1,072)	(1,064)	(8)
of which: attributable to shareholders	(1,086)	(1,077)	(9)
of which: attributable to preferred noteholders		16	(16)
of which: attributable to non-controlling interests	14	(2)	16
Total comprehensive income	103	60	43
of which: attributable to shareholders	89	46	43
of which: attributable to preferred noteholders		16	(16)
of which: attributable to non-controlling interests	14	(2)	16

Balance sheet
Total assets	890,831	891,763	(932)
Total liabilities	838,394	839,335	(941)
Total equity	52,437	52,428	9
of which: equity attributable to shareholders	51,744	51,735	9
of which: equity attributable to preferred noteholders		657	(657)
of which: equity attributable to non-controlling interests	693	37	656

Capital information
Common equity tier 1 capital (fully applied)	31,887	32,558	(671)
Common equity tier 1 capital (phase-in)	35,243	35,887	(644)
Going concern capital (fully applied)	40,668	36,200	4,468
Going concern capital (phase-in)	51,700	46,350	5,350
Risk-weighted assets (fully applied)	236,697	236,552	145
Common equity tier 1 capital ratio (fully applied, %)	13.5	13.8	(0.3)
Common equity tier 1 capital ratio (phase-in, %)	14.8	15.1	(0.3)
Going concern capital ratio (fully applied, %)	17.2	15.3	1.9
Going concern capital ratio (phase-in, %)	21.7	19.5	2.2
Gone concern loss-absorbing capacity ratio (fully applied, %)	14.0	14.4	(0.4)
Leverage ratio denominator (fully applied)	860,879	861,919	(1,040)
Common equity tier 1 leverage ratio (fully applied, %)	3.7	3.8	(0.1)
Going concern leverage ratio (fully applied, %)	4.7	4.2	0.5
Going concern leverage ratio (phase-in, %)	6.0	5.4	0.6
Gone concern leverage ratio (fully applied, %)	3.9	3.9	0.0

As of or for the quarter ended 31.3.17			As of or for the quarter ended 31.12.16
UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

7,532	7,560	(28)	7,055	7,118	(63)
5,842	5,919	(77)	6,308	6,373	(65)
1,690	1,641	49	746	745	1
639	630	9	368	368	0
301	286	15	339	338	1
418	418	0	374	375	(1)
103	103	0	144	144	0
480	443	37	306	304	2
(251)	(239)	(12)	(784)	(783)	(1)
(222)	(222)	0	(315)	(307)	(8)
63	76	(13)	(144)	(150)	6
(93)	(93)	0	(325)	(326)	1
1,315	1,277	38	637	639	(2)
1,269	1,231	38	636	638	(2)
	46	(46)		0	0
47	1	46	1	1	0

(649)	(651)	2	(566)	(566)	0
(649)	(652)	3	(553)	(553)	0
	(2)	2		(12)	12
0	2	(2)	(13)	(1)	(12)
666	626	40	71	73	(2)
620	579	41	83	85	(2)
	44	(44)		(12)	12
47	2	45	(12)	0	(12)

909,608	910,924	(1,316)	935,016	935,353	(337)
855,268	858,255	(2,987)	880,714	881,009	(295)
54,340	52,669	1,671	54,302	54,343	(41)
53,661	51,990	1,671	53,621	53,662	(41)
	641	(641)		642	(642)
679	38	641	682	40	642

31,311	33,137	(1,826)	30,693	32,447	(1,754)
34,841	36,629	(1,788)	37,788	39,474	(1,686)
40,317	36,919	3,398	39,844	36,294	3,550
51,658	47,344	4,314	55,593	51,084	4,509
221,785	222,207	(422)	222,677	223,232	(555)
14.1	14.9	(0.8)	13.8	14.5	(0.7)
15.6	16.4	(0.8)	16.8	17.5	(0.7)
18.2	16.6	1.6	17.9	16.3	1.6
23.2	21.2	2.0	24.7	22.6	2.1
15.0	15.4	(0.4)	13.2	13.3	(0.1)
881,183	882,670	(1,487)	870,470	870,942	(472)
3.6	3.8	(0.2)	3.5	3.7	(0.2)
4.6	4.2	0.4	4.6	4.2	0.4
5.8	5.4	0.4	6.4	5.8	0.6
3.8	3.9	(0.1)	3.4	3.4	0.0

Significant regulated subsidiary and sub-group information

Significant regulated subsidiary and sub-group information

Financial and regulatory key figures
for our significant regulated subsidiaries
and sub-groups

	UBS AG (standalone)¹		UBS Switzerland AG (standalone)		UBS Limited (standalone)		UBS Americas Holding LLC (consolidated)
	CHF million, except where indicated		CHF million, except where indicated		GBP million, except where indicated		USD million, except where indicated
As of or for the quarter ended	30.6.17	31.3.17	30.6.17	31.3.17	30.6.17	31.3.17	30.6.17	31.3.17

Financial information²˒³˒⁴
Income statement
Total operating income	3,179	2,779	2,081	2,149	204	255	2,976	2,947
Total operating expenses	2,257	2,708	1,612	1,561	156	155	2,623	2,615
Operating profit / (loss) before tax	922	71	469	589	48	100	353	333
Net profit / (loss)	1,060	168	380	459	37	76	344	323
Balance sheet
Total assets	453,591	452,257	296,593	300,038	39,769	42,293	142,764	140,364
Total liabilities	403,325	402,800	282,483	286,117	36,788	39,346	117,528	115,508
Total equity	50,266	49,456	14,110	13,921	2,981	2,947	25,236	24,856

Capital⁵˒⁶
Common equity tier 1 capital	34,891	33,632	10,276	10,373	2,505	2,503	11,048	10,663
Additional tier 1 capital	0	0	2,000	2,000	235	235	782	883
Tier 1 capital	34,891	33,632	12,276	12,373	2,740	2,738	11,830	11,546
Total going concern capital			12,276	12,373
Tier 2 capital	0	0			687	682	713	720
Total gone concern capital			5,900	5,900
Total capital	34,891	33,632			3,427	3,420	12,543	12,266
Total loss-absorbing capacity			18,176	18,273

Risk-weighted assets and leverage ratio denominator⁵˒⁶
Risk-weighted assets	233,737	228,483	94,525	94,123	12,195	11,821	52,792	54,620
Leverage ratio denominator	566,091	577,990	308,917	312,371	37,880	41,833	127,648	127,512

Capital and leverage ratios (%)⁵˒⁶
Common equity tier 1 capital ratio	14.9	14.7	10.9	11.0	20.5	21.2	20.9	19.5
Tier 1 capital ratio	14.9	14.7			22.5	23.2	22.4	21.1
Going concern capital ratio			13.0	13.1
Total capital ratio	14.9	14.7			28.1	28.9	23.8	22.5
Total loss-absorbing capacity ratio			19.2	19.4
Leverage ratio⁷	6.2	5.8			7.2	6.5	9.3	9.1
Total loss-absorbing capacity leverage ratio			5.9	5.8

Liquidity⁶˒⁸
High-quality liquid assets (billion)	87	91	76	77
Net cash outflows (billion)	68	74	61	62
Liquidity coverage ratio (%)	128	123	125	124

Other
Joint and several liability between UBS AG and UBS Switzerland AG (billion)⁹	0	1	77	87

1 Refer to the “Recent developments” section of this report for information on the transfer of shared service functions in Switzerland from UBS AG to UBS Business Solutions AG, effective 1 April 2017. This transfer resulted in a decrease in net profit for UBS AG standalone of approximately CHF 40 million under Swiss GAAP (FINMA Circular 2015/1 and the Banking Ordinance) in the second quarter of 2017. In addition, the transfer resulted in the derecognition of CHF 649 million of assets and CHF 259 million of liabilities, the granting of a loan of CHF 140 million and a reduction in the capital contribution reserve of CHF 250 million.    2 All information is unaudited. UBS AG and UBS Switzerland AG financial information is prepared in accordance with Swiss GAAP (FINMA Circular 2015/1 and the Banking Ordinance), but does not represent interim financial statements under Swiss GAAP.    3 UBS Limited financial information is prepared in accordance with International Financial Reporting Standards (IFRS), as endorsed by the EU, but does not represent interim financial statements under IFRS.    4 UBS Americas Holding LLC financial information is prepared in accordance with accounting principles generally accepted in the US (US GAAP), but does not represent interim financial statements under US GAAP.    5 For UBS AG and UBS Switzerland AG, based on the applicable phase-in rules for Swiss systemically relevant banks (SRBs). For UBS Limited, based on Directive 2013/36/EU and Regulation 575/2013 (together known as CRD IV) and their related technical standards, as implemented within the UK by the Prudential Regulation Authority (PRA). For UBS Americas Holding LLC, based on applicable US Basel III rules.    6 Refer to the UBS Group AG and significant regulated subsidiaries and sub-groups second quarter 2017 Pillar 3 report under “Pillar 3 disclosures” at www.ubs.com/investors for more information.    7 On the basis of total capital for UBS AG. On the basis of tier 1 capital for UBS Limited and UBS Americas Holding LLC.    8 There was no local disclosure requirement for liquidity coverage ratio for UBS Limited and UBS Americas Holding LLC as of 30 June 2017 and 31 March 2017.    9 Refer to the “Capital management” section of our Annual Report 2016 for more information on the joint and several liability. Under certain circumstances, the Swiss Banking Act and FINMA’s Banking Insolvency Ordinance authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and its subsidiaries. UBS Group AG and UBS AG have contributed a significant portion of their respective capital and provide substantial liquidity to subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements. The tables in this section summarize the regulatory capital components and capital ratios of our significant regulated subsidiaries and sub-groups determined under the regulatory framework of each subsidiary’s or sub-group’s home jurisdiction.

Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities of subsidiaries. Supervisory authorities also may require entities to measure capital and leverage ratios on a stressed basis and may limit the ability of the entity to engage in new activities or take capital actions based on the results of those tests.

Standalone regulatory information for UBS AG, UBS Switzerland AG and UBS Limited as well as consolidated regulatory information for UBS Americas Holding LLC is provided in the UBS Group AG and significant regulated subsidiaries and sub-groups second quarter 2017 Pillar 3 report, which is available under “Pillar 3 disclosures” at www.ubs.com/investors. Standalone financial information for UBS Group AG, UBS Switzerland AG and UBS Group Funding (Switzerland) AG is available under “Complementary financial information for legal entities and sub-groups” at www.ubs.com/investors.

Selected financial and regulatory information for UBS AG consolidated is included in the key figures table below. Refer also to the UBS AG second quarter 2017 report, which will be available from 3 August 2017 under “Quarterly reporting” at www.ubs.com/investors.

UBS AG (consolidated) key figures¹
	As of or for the quarter ended				As of or year-to-date
CHF million, except where indicated	30.6.17	31.3.17	31.12.16	30.6.16	30.6.17	30.6.16

Results
Operating income	7,398	7,560	7,118	7,399	14,958	14,254
Operating expenses	5,957	5,919	6,373	5,942	11,876	11,818
Operating profit / (loss) before tax	1,441	1,641	745	1,457	3,082	2,436
Net profit / (loss) attributable to shareholders	1,123	1,231	638	1,009	2,354	1,723

Key performance indicators²
Profitability
Return on tangible equity (%)	10.0	10.8	5.6	8.6	10.4	7.3
Cost / income ratio (%)	80.0	78.3	89.2	80.2	79.2	82.9
Growth
Net profit growth (%)	11.3	72.7	(32.8)	(14.3)	36.6	(46.2)
Net new money growth for combined wealth management businesses (%)	1.4	3.9	(1.1)	1.7	2.7	3.8
Resources
Common equity tier 1 capital ratio (fully applied, %)³	13.8	14.9	14.5	15.0	13.8	15.0
Going concern leverage ratio (fully applied, %)⁴	4.2	4.2	4.2		4.2

Additional information
Profitability
Return on equity (%)	8.7	9.3	4.8	7.4	9.0	6.3
Return on risk-weighted assets, gross (%)⁵	13.0	13.6	13.0	13.8	13.3	13.4
Return on leverage ratio denominator, gross (%)⁵	3.4	3.4	3.3	3.3	3.4	3.2
Resources
Total assets	891,763	910,924	935,353	990,135	891,763	990,135
Equity attributable to shareholders	51,735	51,990	53,662	53,353	51,735	53,353
Common equity tier 1 capital (fully applied)³	32,558	33,137	32,447	32,184	32,558	32,184
Common equity tier 1 capital (phase-in)³	35,887	36,629	39,474	38,913	35,887	38,913
Risk-weighted assets (fully applied)³	236,552	222,207	223,232	214,210	236,552	214,210
Common equity tier 1 capital ratio (phase-in, %)³	15.1	16.4	17.5	17.9	15.1	17.9
Going concern capital ratio (fully applied, %)⁴	15.3	16.6	16.3		15.3
Going concern capital ratio (phase-in, %)⁴	19.5	21.2	22.6		19.5
Gone concern loss-absorbing capacity ratio (fully applied, %)⁴	14.4	15.4	13.3		14.4
Leverage ratio denominator (fully applied)³	861,919	882,670	870,942	899,075	861,919	899,075
Common equity tier 1 leverage ratio (fully applied, %)³	3.8	3.8	3.7	3.6	3.8	3.6
Going concern leverage ratio (phase-in, %)⁴	5.4	5.4	5.8		5.4
Gone concern leverage ratio (fully applied, %)⁴	3.9	3.9	3.4		3.9
Other
Invested assets (CHF billion)⁶	2,922	2,934	2,821	2,677	2,922	2,677
Personnel (full-time equivalents)⁷	48,476	55,972	56,208	57,387	48,476	57,387

1 Refer to the “Recent developments” section of this report for information on the transfer of shared service functions in Switzerland from UBS AG to UBS Business Solutions AG, effective 1 April 2017. This transfer resulted in a decrease in net profit for UBS AG consolidated of approximately CHF 50 million. In addition, the transfer resulted in the derecognition of CHF 706 million of assets and CHF 259 million of liabilities, the granting of a loan of CHF 140 million and a reduction in share premium within equity attributable to shareholders of CHF 307 million.    2 Refer to the “Measurement of performance” section of our Annual Report 2016 for the definitions of our key performance indicators.    3 Refer to the “Capital management” section of this report for more information.    4 Based on the revised Swiss SRB framework that became effective on 1 July 2016. Refer to the “Capital management” section of this report for more information.    5 Based on fully applied risk-weighted assets and leverage ratio denominator.    6 Includes invested assets for Personal & Corporate Banking.    7 As of 30 June 2017, the breakdown of personnel by business division and Corporate Center unit was: Wealth Management: 9,546; Wealth Management Americas: 13,496; Personal & Corporate Banking: 5,013; Asset Management: 2,290; Investment Bank: 4,596; Corporate Center – Services: 13,338; Corporate Center – Group ALM: 141; Corporate Center – Non-core and Legacy Portfolio: 57.

Appendix

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed security

AEI                  automatic exchange of

                        information

AGM               annual general meeting of shareholders

A-IRB              advanced internal
ratings-based

AIV                  alternative investment vehicle

AMA               advanced measurement approach

AT1                 additional tier 1

B

BCBS               Basel Committee on
Banking Supervision

BD                   business division

BIS                   Bank for International Settlements

BoD                 Board of Directors

C

CC                   Corporate Center

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CDO                collateralized debt
obligation

CDR                constant default rate

CDS                 credit default swap

CEA                 Commodity Exchange Act

                        loss

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CHF                 Swiss franc

CLN                 credit-linked note

CLO                 collateralized loan obligation

CMBS             commercial mortgage-
backed security

CVA                credit valuation
adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DOJ                 Department of Justice

DOL                 Department of Labor

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EC                   European Commission

ECB                 European Central Bank

EIR                   effective interest rate

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPS                  earnings per share

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

F

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FDIC                Federal Deposit Insurance Corporation

FINMA            Swiss Financial Market Supervisory Authority

FRA                 forward rate agreement

FSA                  UK Financial Services Authority

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax

                        Administration

FTP                  funds transfer price

FVA                 funding valuation adjustment

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 British pound

GEB                 Group Executive Board

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

Group ALM    Group Asset and Liability Management

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

I

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IFRS                 International Financial Reporting Standards

IRB                  internal ratings-based

IRC                  incremental risk charge

ISDA                International Swaps and Derivatives Association

K

KPI                   key performance indicator

L

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTV                  loan-to-value

Abbreviations frequently used in our financial reports (continued)

N

NAV                net asset value

NPA                 non-prosecution agreement

NRV                 negative replacement value

NSFR               net stable funding ratio

O

OCI                 other comprehensive income

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

R

RBC                 risk-based capital

RMBS              residential mortgage-backed security

RoAE               return on attributed equity

RoE                 return on equity

RoTE               return on tangible equity

RWA               risk-weighted assets

S

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SNB                 Swiss National Bank

SRB                 systemically relevant bank

SRM                Single Resolution
Mechanism

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TLAC               total loss-absorbing capacity

U

USD                 US dollar

V

VaR                 value-at-risk

Appendix

Information sources

Reporting publications

Annual publications: Annual Report (SAP no. 80531): Published in both English and German, this single-volume report provides a description of our Group strategy and performance; the strategy and performance of the business divisions and Corporate Center; a description of risk, treasury, capital management, corporate governance, responsibility and senior management compensation, including compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements. Annual Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation for the Board of Directors and the Group Executive Board members. It is available in English and German.

Quarterly publications: The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is available in English.

How to order publications: The annual and quarterly publications are available in PDF at www.ubs.com/investors  in the “UBS Group AG and UBS AG consolidated financial information” section and printed copies can be requested from UBS free of charge. For annual publications please refer to www.ubs.com/investors  in the “Investor services” section, which can be accessed via the link on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/investors  provides the following information on UBS: news releases, financial information, including results-related filings with the US Securities and Exchange Commission, information for shareholders, including UBS share price charts as well as data and dividend information, and for bondholders, the UBS corporate calendar and presentations by management for investors and financial analysts. Information on the internet is available in English, with some information also available in German.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service: SMS or email alerts to news about UBS can be subscribed to under ”UBS news alert” at www.ubs.com/investors. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website www.sec.gov,  or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC on +1‑800-SEC-0330 for further information on the operation of its public reference room. Refer to www.ubs.com/investors  for more information.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA), including to counteract regulatory-driven increases, and leverage ratio denominator, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its wealth management businesses to meet changing market, regulatory and other conditions; (ii) continuing low or negative interest rate environment, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these would have on UBS’s business activities; (v) uncertainty as to the extent to which the Swiss Financial Market Supervisory Authority (FINMA) will confirm limited reductions of gone concern requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements, including changes in legal structure and reporting required to implement US enhanced prudential standards, completing the implementation of a service company model, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, to proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU and the potential need to make changes in UBS’s legal structure and operations as a result of it; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses or loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) UBS’s ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors, including methodology, assumptions and stress scenarios, may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2016. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated on the basis of rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be calculated on the basis of figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; and 333-215255), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS GROUP AG

By: _/s/   Sergio Ermotti_______________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

UBS AG

By: _/s/   Sergio Ermotti_______________

Name:  Sergio Ermotti

Title:    President of the Executive Board

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

Date:  July 28, 2017